Exhibit 2.1

PURCHASE AGREEMENT

BETWEEN

THE PROCTER & GAMBLE COMPANY

AND

WARNER CHILCOTT PLC

DATED AS OF AUGUST 24, 2009

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EXHIBITS
Exhibit A	Form of Collaboration Matters Agreement
Exhibit B	Form of Transition Services Agreement
SCHEDULES
Schedule 1.01(a)(x)	Excluded Insurance Rights
Schedule 1.01(a)(xvi)	Excluded Assets
Schedule 1.01(b)	Knowledge of P&G
Schedule 1.01(c)	Certain Pharmaceuticals Business Assets
Schedule 1.01(d)(i)	Tangible Assets
Schedule 1.01(d)(v)	Owned Property
Schedule 1.01(d)(vi)	Leased Property
Schedule 1.01(d)(vii)	Pharmaceuticals Business Contracts
Schedule 1.01(d)(ix)	Pharmaceuticals Business Health Registrations
Schedule 1.01(d)(xi)	Pharmaceuticals Business Intellectual Property
Schedule 1.01(d)(xii)	Causes of Action
Schedule 1.01(d)(xiii)	Pharmaceuticals Business Insurance Claims
Schedule 1.01(d)(xv)	Pharmaceuticals Business Software
Schedule 1.01(d)(xix)	Other Pharmaceuticals Business Assets
Schedule 1.01(e)	Specified Indemnified Liabilities
Schedule 1.01(f)	Certain Pharmaceuticals Business MAE Items
Schedule 1.01(g)	Transferred Subsidiaries
Schedule 2.02	Specified Assumed Liabilities
Schedule 3.17(c)	Core In-Scope Employees
Schedule 3.17(d)	Double-Choice Employees
Schedule 5.06	Third Party Consents or Waivers
Schedule 5.07	Cash Extraction Transactions
Schedule 5.09(a)	Pre-Closing Reorganization
Schedule 5.09(c)	Retained Employees
Schedule 5.14(a)	Purchase Price Allocation Principles
Schedule 5.16	Weiterstadt Lease Terms
Schedule 5.22	European Interim Operating Provisions
Schedule 5.25(c)	Works Council Cooperation
Schedule 6.01(a)	Employee Principles
Schedule 6.02(a)	Comparability of Employment
Schedule 6.02(b)	Compensation
Schedule 6.02(c)	Qualifying Termination
Schedule 6.02(k)	Purchaser Terms and Benefits
Schedule 6.02(l)	Special Rule for Non-US Employees
Schedule 7.01(a)	Required Antitrust Approvals for Closing
Schedule 7.01(c)	Required Works Council, Economic Committee and Union Consultations for Closing

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INDEX OF DEFINED TERMS

Defined Term	Page
Accounting Referee	20
Acquisition	16
Actuarial Liability	1
Adjusted Working Capital Schedule	2
Adjustment Period Net Cash Flow	1
Affiliate	1
Aggregate Deemed Sales Price	58
Agreement	1
Ajinomoto License Agreement	1
Ajinomoto Purchase Agreement	2
Allocation Statement	58
Antitrust Laws	2
Article 6 Employees	71
Asset	2
Assumed Liabilities	16
Audited Balance Sheet	45
Audited Financial Statements	45
Authorization	2
Board of Health	2
Business Day	2
Calcium Plus Vitamin D IP	2
Cash Balance Statement	53
Cause	73
CERCLA	2
Closing	17
Closing Adjusted Working Capital	2
Closing Date	17
Closing Statement	19
Code	2
Collaboration Matters Agreement	3
Collaboration Partner	34
Combined Tax	3
Commercially Reasonable Manner	94
Commitment Letter	42
Competing Business	65
Confidentiality Agreement	64
Constitutive Documents	3
Continuation Period	72
Continuing Employee	71
Contract	3
Control	3
Core In-Scope Employees	3
Delayed Transfer Employee	72
Direct Assignment Asset	3
DOJ	47
Double-Choice Employees	3
Drug or Health Laws	34

Defined Term	Page
EMEA	34
Employee Benefit Plan	4
Employing Entity	71
Employment Provisions	36
Environmental Laws	4
Environmental Permit	4
Estimated Adjustment Period Net Cash Flow	19
Estimated Closing Adjusted Working Capital	19
Estimated Sanofi Payments Adjustment Amount	19
Excluded Assets	4
Excluded Insurance Rights	5
Expatriate Employee	36
Expatriate Package	36
FDA	34
Federal Tax	5
Final Adjustment Period Net Cash Flow	5
Final Closing Adjusted Working Capital	5
Financing	42
Financing Arrangements	49
Financing Condition Termination	86
Financing Parties	49
First Tier Subsidiary	6
FTC	47
Funding Sources	42
Governmental Entity	6
Guarantees	57
Hazardous Substance	6
Health Canada	34
HP	6
HP Leased Equipment	6
HP Services Agreement	6
HSR Act	6
Income Tax	6
Income Taxes	6
Indebtedness	6
Indemnified Environmental Matters	94
Indemnified Party	90
Indemnified Taxes	87
Indemnifying Party	90
Independent Actuarial Expert	77
Indirect Subsidiary	7
Institutional Controls	95
Intellectual Property	7
IRA	75
Italian Concession Agreement	69
Judgment	24

Knowledge of P&G	7
Law	24
Leased Property	8
Liability	7
Licensed Pharmaceuticals Business Intellectual Property	29
Liens	27
Local Pharmaceutical Business	68
Localization Package	74
Localized Employee	74
Losses	89
Marketing Period	50
Material Contracts	31
Material Exclusive Pharmaceuticals Business Intellectual Property	29
Net Cash Flow Schedule	1
Non-US Continuing Employee	71
Norwich Facility	69
Notice of Disagreement	20
Other Marketed Products	7
Outside Date	84
Owned Computer Equipment	8
Owned Property	8
P&G	1
P&G Disclosure Letter	22
P&G Funding Amount	42
P&G GmbH	64
P&G Group	7
P&G Indemnitees	87
P&G KG	63
P&G Names and Marks	57
P&G Section 6.05(a) Plans	76
P&G Section 6.05(b) Plans	78
P&G Share of Sanofi Straddle Period Payment	7
P&G’s FSA	74
Pensions Statement	77
Permitted Liens	27
Person	7
Pharmaceuticals Business	7
Pharmaceuticals Business Assets	8
Pharmaceuticals Business Books and Records	8
Pharmaceuticals Business Contracts	8
Pharmaceuticals Business Employee	10
Pharmaceuticals Business Health Registrations	9
Pharmaceuticals Business Insurance Claims	9
Pharmaceuticals Business Intellectual Property	9
Pharmaceuticals Business Inventory	8
Pharmaceuticals Business MAE	10

Pharmaceuticals Business Permits	9
Pharmaceuticals Business Property	27
Pharmaceuticals Business Receivables	9
Pharmaceuticals Business Software	9
Pipeline Compounds	11
Post-Closing Non-Scheduled Actions	53
Post-Closing Tax Period	11
Pre-Closing Distribution Assets	55
Pre-Closing Reorganization	55
Pre-Closing Tax Period	11
Pre-Closing Transferred Assets	55
Price Allocation	59
Proceeding	11
Products	11
Purchase Price	16
Purchaser	1
Purchaser Disclosure Letter	40
Purchaser Indemnitees	87
Purchaser MAE	41
Purchaser Specified Representations	91
Purchaser’s FSA	74
Purchaser’s Medical Plans	73
Purchasing Affiliate	16
Qualifying Termination	73
Registered Intellectual Property	28
Reimbursed Auto Lease	63
Release	11
Representative	11
Required Interim Financial Statements	46
Retained Employees	11
Sanofi	11
Sanofi Collaboration Agreement	12
Sanofi Collaboration Agreement Payment	12
Sanofi Pre-Closing Period Payment	12
Sanofi Put	12
Sanofi Straddle Period Payment	12
Section 3.18(c) Plan	37
Section 338(h)(10) Election	58
Section 338(h)(10) Tax	12
Section 5.07(c) Reduction Amounts	54
Section 5.13 Rights	58
Securities Act	49
Selling Affiliate	22
Shared Pre-Closing Environmental Liabilities	12
Shared Pre-Closing Proceeding	13
Shared Pre-Closing Proceeding Liabilities	13
Specified Employee Liabilities	81
Specified Indemnified Liabilities	13
Specified Representations	91
Straddle Period	60
Target Closing Adjusted Working Capital	13

Tax	14
Tax Accounting Referee	62
Tax Asset	14
Tax Claim	88
Tax Indemnified Party	88
Tax Indemnifying Party	88
Tax Losses	87
Tax Return	14
Tax Sharing Agreement	14
Taxes	14
Taxing Authority	14
Termination Fee	86
Third Party Claim	90
Third Party Liability Insurance	32
Transaction Documents	14
Transfer Taxes	14
Transferred Leave	74
Transferred Subsidiary	15
Transition Date	56
Transition Period Assets	55

Transition Services Agreement	15
Trapped Cash	53
U.S. Transferred Subsidiary	58
UK Early Retirement Liability	15
UK Early Retirement Provisions	79
UK Scheme	79
UK Transferred Subsidiary	79
Unaudited Draft Balance Sheet	15
Unaudited Draft Financial Statements	26
US Continuing Employee	71
US GAAP	26
WARN Act	36
Weiterstadt Acquiring Subsidiary	64
Weiterstadt Allocation	64
Weiterstadt Closing	64
Weiterstadt Facility	63
Weiterstadt Lease	64
Weiterstadt Purchase Agreement	64
Weiterstadt Waiver	64

PURCHASE AGREEMENT dated as of August 24, 2009 (this “Agreement”), among THE PROCTER & GAMBLE COMPANY, an Ohio corporation (“P&G”), and WARNER CHILCOTT PLC, an Irish public limited company (“Purchaser”).

INTRODUCTION

P&G, directly or indirectly through its Affiliates, is engaged in the Pharmaceuticals Business.

P&G desires to sell, directly or indirectly, and Purchaser desires to purchase, directly or indirectly, on the terms and subject to the conditions set forth in this Agreement, the Pharmaceuticals Business Assets and the outstanding capital stock of the Transferred Subsidiaries.

In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINED TERMS; INTERPRETATION

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Actuarial Liability” has the meaning set forth on Section I of the P&G Disclosure Letter.

“Adjustment Period Net Cash Flow” means “Adjustment Period Net Cash Flow” for the Pharmaceuticals Business for the period from but excluding October 31, 2009 through and including the Closing Date as derived from the management accounts of P&G and calculated in accordance with accounting policies and practices consistent with those used in the calculation of “Adjustment Period Net Cash Flow” for the Pharmaceuticals Business presented in the schedule set forth on Section II of the P&G Disclosure Letter (the “Net Cash Flow Schedule”).

“Affiliate” means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person. For the avoidance of doubt, the Transferred Subsidiaries are deemed to be “Affiliates” of P&G, with respect to any periods prior to the Closing, and “Affiliates” of Purchaser, with respect to any periods following the Closing for so long as they are Controlled by, Control, or are under common Control with, Purchaser.

“Ajinomoto License Agreement” means the Risedronate Licensing Agreement, effective as of December 8, 1992, between Procter & Gamble Pharmaceuticals, Inc. and Ajinomoto Co., Inc. as amended.

“Ajinomoto Purchase Agreement” means the Asset Sale and Purchase Agreement dated July 31, 2009 between P&G, Procter & Gamble Pharmaceuticals, Inc. and Ajinomoto Co., Inc.

“Antitrust Laws” means the HSR Act, the Clayton Act, the Sherman Act, the Federal Trade Commission Act and all other statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws (whether foreign, federal, state, provincial, local or other) that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, regardless of the country or jurisdiction.

“Asset” means any property or asset, in each case of any kind or description, wherever located, identified or unidentified, and whether real, personal or mixed, tangible or intangible, including Contracts and any rights thereunder.

“Authorization” means any consent, approval, order, license, franchise, certificate permit and other similar authorization of or from, or declaration or similar filing with, any Governmental Entity, including any filing with any Governmental Entity and the subsequent expiration of any waiting period under any Antitrust Laws.

“Board of Health” means any Governmental Entity charged with the authority or the responsibility to regulate the testing, monitoring, manufacture, marketing, promotion, pricing, distribution or sale of pharmaceutical products.

“Business Day” means any day, other than (i) a Saturday; (ii) a Sunday, or (iii) a day on which commercial banks are required or authorized to close in New York, New York.

“Calcium Plus Vitamin D IP” means U.S. Patent application 12/148987, entitled “Vitamin D content uniformity in pharmaceuticals dosage forms” and any and all foreign counterparts thereof (and all reissues, reexaminations divisions, continuations, continuations-in-part and extensions of the foregoing), and all Pharmaceuticals Business Intellectual Property related thereto to the extent applicable to a Calcium plus Vitamin D swallowable tablet.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any rules or regulations promulgated thereunder.

“Closing Adjusted Working Capital” means “Adjusted Working Capital” of the Pharmaceuticals Business as of the effective time of the Closing prepared using the same accounting line items and types of audit adjustments used in the calculation of “Adjusted Working Capital” for the Pharmaceuticals Business presented in the schedule set forth on Section III of the P&G Disclosure Letter (the “Adjusted Working Capital Schedule”) and prepared on the same basis and account classifications and in accordance with accounting policies and practices consistent with those used in the preparation of the Adjusted Working Capital Schedule and in accordance with GAAP.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collaboration Matters Agreement” means Collaboration Matters Agreement to be entered into by P&G and Purchaser as of the Closing, substantially in the form of Exhibit A.

“Combined Tax” means any income or franchise Tax payable to any state, local or foreign taxing jurisdiction in which any Transferred Subsidiary has filed or will file a Tax Return with a member of the P&G Group (other than a Transferred Subsidiary) on an affiliated, consolidated, combined or unitary basis with respect to such Tax.

“Constitutive Documents” means (i) with respect to a Person that is a corporation, such Person’s certificate or articles of incorporation and regulations or by-laws, (ii) with respect to a Person that is a limited liability company, such Person’s certificate of formation and operating or limited liability company agreement, (iii) with respect to a Person that is a partnership, such Person’s partnership agreement, (iv) with respect to a Person that is a trust, such Person’s trust instrument or agreement, and (v) with respect to a Person that is a legal entity (including one of the type described in clauses (i) through (iv)), any constitutive document of such entity or other document or Contract analogous to those described in clauses (i) through this clause (v).

“Contract” means any: (i) loan, (ii) credit agreement, (iii) bond, (iv) debenture, (v) note, (vi) mortgage, (vii) indenture, (viii) guarantee, (ix) lease, (x) contract, (xi) commitment, (xii) agreement, (xiii) instrument, (xiv) obligation, (xv) undertaking, (xvi) license or (xvii) other legally binding arrangement or understanding.

“Control” means, with respect to a Person, (i) the direct or indirect ability of another Person to direct the management, affairs or actions of such first Person, by reason of the ownership by such second Person of voting interests of such first Person, by contract or otherwise.

“Core In-Scope Employees” means the following corporate, research and development, global business services, sales and other employees of P&G or its Affiliates (i) those identified by P&G as working in a P&G pharmaceuticals business cost center consistent with P&G’s past practices of assigning employees to cost center codes applied in the ordinary course; (ii) those who are actively at work and devoted more than 50% of their working hours to the Pharmaceuticals Business during the 12 months (or, if less than 12 months, the period of employment with P&G or its Affiliates) immediately preceding the date hereof; and (iii) those who are on approved leave of absence or on temporary disability and devoted more than 50% of their working hours to the Pharmaceuticals Business during the 12 months (or, if less than 12 months, the period of employment with P&G or its Affiliates) immediately preceding the commencement of such leave of absence or temporary disability, in each case, other than any Double-Choice Employee or any Retained Employee.

“Direct Assignment Asset” means any Pharmaceutical Business Asset not owned as of the Closing Date by a Transferred Subsidiary.

“Double-Choice Employees” means (i) the employees of P&G and its Affiliates listed on Schedule 3.17(d); and (ii) any employee hired or transferred into the Pharmaceuticals Business after the date of this Agreement.

“Employee Benefit Plan” means any (i) employee benefit, (ii) severance, (iii) change-in-control, (iv) retention, (v) employment, (vi) vacation, (vii) incentive, (viii) fringe benefit, (ix) equity-based compensation or, (x) retirement, (xi) deferred compensation, (xii) retiree health or life insurance or (xiii) stock purchase, plan, program, agreement, policy, contract or arrangement covering one or more Pharmaceuticals Business Employee for any period prior to the Closing or in which one or more Pharmaceuticals Business Employee is eligible to participate prior to the Closing.

“Environmental Laws” means all Laws relating to the protection of the environment and natural resources, including the use, generation, handling, recycling, manufacture, storage, management, transportation, treatment, disposal, investigation, monitoring, characterization, or remediation or Release of pollutants, contaminants, wastes or toxic or hazardous wastes, hazardous materials or hazardous substances, including such items as they relate to the effect of the environment on human health and safety.

“Environmental Permit” means any Authorization issued by any Governmental Entity to P&G or its Affiliates, including the Transferred Subsidiaries, in connection with the operation or ownership of the Pharmaceuticals Business and the Pharmaceuticals Business Assets and relating to any Environmental Laws.

“Excluded Assets” means, other than an Asset that is expressly identified on one of the Schedules referenced within the definition of “Pharmaceuticals Business Assets”, (i) all cash and cash equivalents (including investments and securities) and all bank or other deposit accounts of P&G and its Affiliates; (ii) any and all Contracts, accounts receivable, accounts payable, debts or other obligations between P&G or any of its Affiliates (other than a Transferred Subsidiary), on the one hand, and a Transferred Subsidiary, on the other hand; (iii) any and all Assets of P&G and its Affiliates that are not exclusively used, or exclusively held for use, in the Pharmaceuticals Business; (iv) any tangible property located at any owned or leased property of P&G and its Affiliates that is not a Pharmaceuticals Business Property, or any office equipment, personal computers, communications equipment or similar tangible personal property that is used by any employee of P&G or its Affiliates other than a Continuing Employee, in each case other than Pharmaceuticals Business Books and Records; (v) any right, claim or counterclaim of P&G, its Affiliates or the Transferred Subsidiaries against a party other than Purchaser or its Affiliates, to the extent relating to any Excluded Asset or any Specified Indemnified Liability; (vi) any interest in Procter & Gamble Global Holdings, Ltd. or Swiss Precision Diagnostics, GmbH and any other shares of capital stock, partnership interests, membership interests or other equity interests of any person other than the Transferred Subsidiaries; (vii) except as specifically provided in Article VI, any Assets relating to any Employee Benefit Plan; (viii) any refunds, claims for refunds or rights to receive refunds from any Taxing Authority with respect to (A) any and all Taxes paid or to be paid by P&G or any of its Affiliates (other than the Transferred Subsidiaries) and (B) Income Taxes relating to any Transferred Subsidiary for any Pre-Closing Tax Period for which P&G is responsible pursuant to Section 9.01(a); (ix) all financial and Tax records relating to the Pharmaceuticals Business that form part of the general ledger of P&G or any of its Affiliates (other than the Transferred Subsidiaries), any working papers of P&G’s auditors, and any records (including accounting records) related to Taxes paid or payable by P&G or any of its Affiliates (provided that Purchaser shall be entitled to copies of historic tax records of the Transferred Subsidiaries); (x) (x) all rights to insurance policies or practices of P&G and its Affiliates (including any captive insurance policies, fronted insurance policies, surety bonds or corporate insurance policies or practices, or any form of self-insurance whatsoever), any refunds paid or payable in connection with the cancellation or discontinuance of any such policies or practices, and any claims made under such policies, including all rights to claims under any such policies set forth on Schedule 1.01(a)(x) (collectively, the “Excluded Insurance Rights”); provided, that the Excluded Insurance Rights shall not include any rights to the claims set forth on Schedule 1.01(d)(xiii) under the policies set forth on Schedule 1.01(d)(xiii); (xi) other than rights to enforce the confidentiality provisions of any confidentiality, non-disclosure or other similar agreements related to confidential information of the Pharmaceuticals Business, all records relating to the negotiation and consummation of the transactions contemplated by this Agreement and all records prepared in connection with the potential divestiture of all or a part of the Pharmaceuticals Business, including (A) bids received from third parties and analyses relating to such transactions (other than analyses of a potential divestiture of or similar transaction involving one or more of the Other Marketed Products) and (B) confidential communications with legal counsel representing P&G or its Affiliates and the right to assert the attorney-client privilege with respect thereto; (xii) all rights of P&G or its Affiliates under this Agreement and any other agreements contemplated hereby and any other agreements, certificates and instruments relating to the sale of the Pharmaceuticals Business (or any portion thereof) or otherwise delivered in connection with this Agreement; (xiii) all software owned or used by P&G and its Affiliates (other than the Pharmaceuticals Business Software); (xiv) the Ajinomoto Purchase Agreement and all rights and obligations thereunder (other than sections 6.03, 6.05, 6.06, 6.08 (other than clause (c)), 6.09 and 6.11 thereof and the rights and obligations under such sections); (xv) the Ajinomoto License Agreement and all rights thereunder; and (xvi) those assets identified on Schedule 1.01(a)(xvi).

“Federal Tax” means any Tax with respect to which any Transferred Subsidiary has filed or will file a Tax Return with a member of the P&G Group on a consolidated basis pursuant to Section 1501 of the Code.

“Final Adjustment Period Net Cash Flow” means Adjustment Period Net Cash Flow (1) as shown in P&G’s calculation delivered pursuant to Section 2.06(a) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.06(b); or (2) if such a notice of disagreement is delivered, (a) as agreed by P&G and Purchaser pursuant to Section 2.06(c) or (b) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.06(c); provided that in no event shall Final Adjustment Period Net Cash Flow be less than P&G’s calculation of Adjustment Period Net Cash Flow delivered pursuant to Section 2.06(a), or more than Purchaser’s calculation of Adjustment Period Net Cash Flow delivered pursuant to a Notice of Disagreement.

“Final Closing Adjusted Working Capital” means Closing Adjusted Working Capital (i) as shown in P&G’s calculation delivered pursuant to Section 2.06(a) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.06(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by P&G and Purchaser pursuant to Section 2.06(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to 2.06(c); provided that in no event shall Final Closing Adjusted Working Capital be more than P&G’s calculation of Closing Adjusted Working Capital delivered pursuant to Section 2.06(a), or less than Purchaser’s calculation of Closing Adjusted Working Capital delivered pursuant to a Notice of Disagreement.

“First Tier Subsidiary” means each Transferred Subsidiary other than an Indirect Subsidiary.

“Governmental Entity” means any federal, state, provincial, local or foreign (i) government, (ii) court of competent jurisdiction, (iii) governmental agency, authority or instrumentality, (iv) commission or (v) regulatory body, including the FDA, and the United States Drug Enforcement Administration.

“Hazardous Substance” means any contaminant, pollutant, waste, substance, or material that is regulated by, or may form the basis for liability under, any Environmental Laws or Environmental Permits, including petroleum, its derivatives, by-products and other hydrocarbons and asbestos and asbestos-containing materials, but for the avoidance of doubt excluding the Products and the Pipeline Compounds.

“HP Leased Equipment” means the switches, routers, PBX, voice over IP and volume and multifunction printers leased by P&G or one of its Affiliates from Hewlett Packard Company (“HP”) and exclusively used or held for exclusive use by a Pharmaceuticals Business Employee or the Pharmaceuticals Business pursuant to the Professional Services Agreement entered into on May 5, 2003 (the “HP Services Agreement”), by and between P&G and Hewlett-Packard Company, as amended, modified or supplemented from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” or “Income Taxes” means (i) all income or franchise Taxes imposed on or measured by income, and (ii) any interest, penalties and additions associated with the amounts described in clause (i) hereof.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind that require repayment, including bank overdrafts; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all obligations evidenced by any securitization or factoring arrangements, (iv) all obligations of such Person to pay the deferred purchase price for any property purchased by such Person under conditional sale or other title retention agreements (other than customary trade credit incurred in the ordinary course of business and payable in accordance with customary practices and not more than 90 days past due); (v) all lease obligations of such Person required to be capitalized on the books and records of such Person in accordance with US GAAP; (vi) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed by such Person, (vii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, (viii) all reimbursement obligations of such Person under letters of credit or performance bonds issued for the account of such Person, (ix) all intercompany accounts payable, intercompany debts or other intercompany obligations and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any obligation of any other Person of the type described in the foregoing clauses (i) through (ix).

“Indirect Subsidiary” means each Transferred Subsidiary with respect to which all of its outstanding shares of capital stock are held directly or indirectly by another Transferred Subsidiary.

“Intellectual Property” means any (i) patent (including all reissues, reexaminations divisions, continuations, continuations-in-part and extensions thereof), patent application or patent right; (ii) trademark, trademark registration, trademark application, servicemark, trade name, logo, domain name, business name or brand name (in each case, whether or not registered) and all goodwill associated with any of the foregoing; (iii) copyright, copyright registration, copyright application, design or design registration (in each case, whether or not registered); and (iv) data, trade secret, confidential information, invention, know-how, formula, process, procedure, research record, record of inventions, test information, market survey and marketing know-how, or any right to any of the foregoing.

“Knowledge of P&G” means the actual knowledge, after reasonable inquiry, of the individuals identified on Schedule 1.01(b).

“Liability” means any obligation, liability or commitment of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, determined, determinable, accrued, contingent or otherwise and whether due or to become due.

“Other Marketed Products” means Avelox; Cacit, Didronate; Didronel; Diphos; Dolorac; Droal; Fisiocal; Furadantin; Ideos; Lenotac; Macrobid; Macrodantin; Octegra; Osteodidronel; Previscan; Seasonale; Toraseptol; Yatrox; Zentavion; and Zomig.

“Person” means (as the context requires) an individual, a corporation, a partnership, an association, a trust, a limited liability company, or other entity or organization, including a Governmental Entity.

“P&G Group” means, with respect to United States federal Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which P&G is the common parent, and with respect to Taxes other than United States federal Taxes, any affiliated, consolidated, combined or unitary group of which P&G or any of its Affiliates is a member.

“P&G Share of Sanofi Straddle Period Payment” means, with respect to any Sanofi Straddle Period Payment, (x) the amount of such Sanofi Straddle Period Payment multiplied by (y) a fraction, the numerator of which is the number of days of the applicable period under the Sanofi Collaboration Agreement to which such Sanofi Straddle Period Payment relates up to and including the Closing Date, and the denominator of which is the total number of days in such applicable period.

“Pharmaceuticals Business” means the worldwide prescription pharmaceuticals business of P&G and its Affiliates, consisting of P&G’s and its Affiliates’ manufacturing, marketing and sales operations of the Products, and the associated rights of P&G and its Affiliates with respect thereto, and P&G’s and its Affiliates’ development projects with respect to the Pipeline Compounds, in each case as conducted as of the date hereof and excluding any Excluded Assets.

“Pharmaceuticals Business Assets” means, in each case to the extent existing and owned immediately prior to the Closing by P&G or any of its Affiliates (and subject to the provisions of Schedule 1.01(c)) the following:

(i) all fixtures, machinery, equipment, furniture, office equipment, communications equipment, tangible tools, spare and replacement parts and other tangible personal property exclusively used or held for exclusive use in the Pharmaceuticals Business at the Pharmaceuticals Business Properties, including those listed or described in Schedule 1.01(d)(i);

(ii) all computers and other electronic data processing equipment exclusively used or held for exclusive use in the Pharmaceuticals Business (the “Owned Computer Equipment”);

(iii) all motor vehicles exclusively used or held for exclusive use by a Continuing Employee;

(iv) all raw materials, packaging materials, supplies, work-in-process, goods in transit and finished goods and products exclusively used or held for exclusive use in the Pharmaceuticals Business (the “Pharmaceuticals Business Inventory”);

(v) the real property and interests in real property listed or described in Schedule 1.01(d)(v), together with all buildings, fixtures and improvements erected thereon (the “Owned Property”);

(vi) all rights and interests as a lessee or sublessee of the real property listed or described in Schedule 1.01(d)(vi) (the “Leased Property”);

(vii) all interests, rights, claims and benefits of Parent and any of its Affiliates pursuant to and associated with all Contracts exclusively used or held for exclusive use in the Pharmaceuticals Business, including those listed or described in Schedule 1.01(d)(vii) (the “Pharmaceuticals Business Contracts”);

(viii) all books, records, files, documentation, correspondence, lists and other materials, including research information, information relating to clinical trials, sales and promotional literature, manuals and data, sales and purchase correspondence, lists of present and former suppliers, list of present and former customers and personnel and employment records, in each case whether in hard copy or computer format, exclusively used or held for exclusive use in the Pharmaceuticals Business (the “Pharmaceuticals Business Books and Records”); provided, that (x) the Pharmaceuticals Business Books and Records shall be deemed not to include any books, records or other items (A) that are subject to restrictions on transfer pursuant to HIPAA or other applicable regulations regarding personally identifiable information or subject to P&G’s privacy policies regarding personally identifiable information or with respect to which transfer would require any Authorization under applicable Law, (B) relating to performance ratings or assessments of employees of P&G and its Affiliates, unless such records are required to be transferred to Purchaser pursuant to applicable Law, or (C) solely with respect to Pharmaceuticals Business Books and Records that are not material, such books, records or other items with respect to which it is not reasonably practicable to identify and extract the portion thereof exclusively related to the Pharmaceuticals Business from the portions thereof that relate to businesses of Parent other than the Pharmaceuticals Business, and (y) P&G shall be entitled to retain a copy of the Pharmaceuticals Business Books and Records subject to Section 5.18(b);

(ix) all Authorizations issued or granted to P&G or an Affiliate by a Board of Health and exclusively used or held for exclusive use in the Pharmaceuticals Business, including those set forth on Schedule 1.01(d)(ix) (the “Pharmaceuticals Business Health Registrations”);

(x) all Authorizations (including Environmental Permits) issued or granted to P&G or an Affiliate by Governmental Entities (other than any Board of Health) and exclusively used or held for exclusive use in the Pharmaceuticals Business (the “Pharmaceuticals Business Permits”);

(xi) all Intellectual Property exclusively used or held for exclusive use in the Pharmaceuticals Business, including the Intellectual Property listed on Schedule 1.01(d)(xi) and goodwill related thereto (the “Pharmaceuticals Business Intellectual Property”) and all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing;

(xii) all rights to causes of action, lawsuits, judgments, claims and demands exclusively related to the Pharmaceuticals Business, including those set forth on Schedule 1.01(d)(xii);

(xiii) the rights to coverage for the claims set forth on Schedule 1.01(d)(xiii) under the policies set forth on Schedule 1.01(d)(xiii), and claims made after Closing with respect to insured incidents to the extent occurring prior to the Closing to the extent permitted under the terms of such policies (the “Pharmaceuticals Business Insurance Claims”);

(xiv) all accounts receivable of P&G and its Affiliates to the extent arising exclusively out of the operation or conduct of the Pharmaceuticals Business (the “Pharmaceuticals Business Receivables”);

(xv) all rights of P&G and its Affiliates, as owner or licensee, to the software applications exclusively used or held for exclusive use in connection with the Pharmaceuticals Business, including those listed or described in Schedule 1.01(d)(xv) (the “Pharmaceuticals Business Software”);

(xvi) all prepaid expenses, including prepaid ad valorem taxes, prepaid leases and prepaid rentals, in each case arising exclusively out of the Pharmaceuticals Business;

(xvii) all goodwill of the Pharmaceuticals Business;

(xviii) any and all other Assets of a type not addressed in clauses (i) through (xvi) that are owned immediately prior to the Closing by P&G or any of its Affiliates and that are exclusively used or held for exclusive use in the Pharmaceuticals Business; and

(xix) the Assets of P&G and its Affiliates identified on Schedule 1.01(d)(xix).

The inclusion of a single asset within the scope of more than one clause of this definition does not imply that such asset must be conveyed to the Purchaser more than once. Notwithstanding the foregoing: (x) certain Assets may be retained by P&G for a transitional period pursuant to Section 5.09(b); (y) no Asset shall be included within the Pharmaceuticals Business Assets if any unobtained Authorization or consent or waiver of a third party would be required to permit the completion of the transactions contemplated hereby without giving rise to the termination, forfeiture or other loss of such Asset, in which case, such Asset shall be subject to the provisions of Section 5.06; and (z) no Excluded Asset shall be included within the Pharmaceuticals Business Assets.

“Pharmaceuticals Business Employee” means any Core In-Scope Employee, Double-Choice Employee or any other current or former employee of P&G or any of its Affiliates as to whom Purchaser or any of its Affiliates would assume any liability or obligations as a result of the transactions contemplated by this Agreement.

“Pharmaceuticals Business MAE” means a material adverse effect on the business, financial condition or results of operations of the Pharmaceuticals Business taken as a whole; provided, however, that any such effect resulting or arising from or relating to any of the following matters shall not be considered when determining whether a Pharmaceuticals Business MAE has occurred or would reasonably be expected to occur: (i) any changes generally affecting other companies that manufacture, market or sell prescription pharmaceutical products; (ii) any changes in the United States general economy or the general economy in other geographic areas in which the Pharmaceuticals Business operates; (iii) changes in political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments or changes therein; (iv) any consequences arising from Purchaser’s failure to consent to P&G taking an action prohibited by Section 5.01(b); (v) the failure of the Pharmaceuticals Business to meet internal forecasts or budgets for any period prior to, on or after the date of this Agreement (but the underlying reason for the failure to meet such forecasts or budgets may be considered in any determination of whether a Pharmaceuticals Business MAE has occurred or would reasonably be expected to occur); (vi) any action taken or omitted to be taken by or at the specific written request or with the written consent of Purchaser; (vii) the announcement of this Agreement or the transactions contemplated hereby, in each case including any employee departures; (viii) any effects resulting from (x) legal proceedings pending as of the date of this Agreement with respect to any of the Products or (y) any pending or future challenge to the validity of any Intellectual Property within the Pharmaceuticals Business Assets related to the Products set forth on Schedule 1.01(f) Part I (including, with respect to clause (y), by a third party filing an abbreviated new drug application containing an assertion that any such patent within the Pharmaceuticals Business Assets is invalid, unenforceable or will not be infringed by the manufacture, use or sale of the drug product for which such abbreviated application is submitted); (ix) any failure of P&G and its Affiliates to obtain approval from any Governmental Entity for (A) the manufacturing, marketing or sale of any Product in any geographic area where such Product is not manufactured, marketed or sold (as applicable) or (B) the manufacturing, marketing or sale of any Pipeline Compound in any geographic area; provided, that this clause (ix) shall not apply to any Product or Pipeline Compound set forth on Schedule 1.01(f) Part II; (x) any matter to the extent specifically disclosed in the P&G Disclosure Letter to this Agreement; (xi) a Sanofi Put or notice by Sanofi of its intent to effect a Sanofi Put; or (xii) changes in Laws (including pharmaceutical product coverage or reimbursement policies, practices or procedures of Medicare or Medicaid ) or accounting principles; provided, further, that with respect to clauses (i), (ii), (iii), (iv) or (xii), such matter shall be considered to the extent (but solely the disproportionate extent) that it disproportionately affects the Pharmaceuticals Business as compared to similarly situated businesses manufacturing, marketing or selling prescription pharmaceutical products.

“Pipeline Compounds” means Stedicor (Azimilide), “Cordelia” (Intrinsa for Congestive Heart Failure), “Hercules” (PG 968041, a CRF2-receptor agonist for muscular atrophy/weakness), “Libertas” (all doses), any compounds subject to the License, Development and Commercialization Agreement, dated June 29, 1997, between PGP and Dong Wha Pharm. Ind. Co. (including Ltd PG-1403099/DW-2187, a related compound to DW-1350 for bone related disorders such as osteoporosis), Nemonoxacin and Intrinsa (for use in the United States for hypoactive sexual desire disorder), and any development projects, line extensions, new dosage forms related to the Products (including any new strengths or new indications).

“Post-Closing Tax Period” means all taxable periods beginning after the Closing Date and the portion beginning on the day after the Closing Date of any tax period that includes but does not end on the Closing Date.

“Pre-Closing Tax Period” means all taxable periods ending on or prior to the Closing Date and the portion ending on the Closing Date of any taxable period that includes but does not end on the Closing Date.

“Proceeding” means any suit, litigation, action, proceeding or known investigation before any Governmental Entity.

“Products” means (i) (A) the products marketed by P&G and its Affiliates under the following trademarks: Actonel, Asacol, Enablex and Intrinsa and (B) any products marketed by P&G and its Affiliates under a separate local trademark that contain the identical active pharmaceutical ingredients as a product identified in clause (A), and (ii) the Other Marketed Products.

“Release” means any release (including any continuous release), spill, leaching, leaking, injection, pumping, emitting, disposing, arranging for the disposal, depositing, escaping, dumping or discharge.

“Representative” means, with respect to any party, such party or any of its subsidiaries’ respective directors, officers, employees, investment bankers, financing sources, financial advisors, attorneys, accountants or other advisors.

“Retained Employees” means the employees of P&G and its Affiliates listed on Schedule 5.09(c).

“Sanofi” means Sanofi-Aventis U.S. LLC, as successor to Aventis Pharmaceuticals Inc.

“Sanofi Collaboration Agreement” means the Amended and Restated Collaboration Agreement dated October 8, 2004, by and between P&G, Procter & Gamble Pharmaceuticals, Inc. and Sanofi, as amended from time to time.

“Sanofi Collaboration Agreement Payment” means all payments settled through the customary quarterly true-up process between P&G and Sanofi pursuant to the terms of the Sanofi Collaboration Agreement, including the global reimbursement payment contemplated by Section II(B) of the Sanofi Collaboration Agreement, any payments required to be made to Sanofi pursuant to Sections III(G)(4)(a), III(K), IV(B)(8) and IVa(B)(8) of the Sanofi Collaboration Agreement, as well as the true-up of R&D FTE expense and any correction to any of the foregoing payments. Section IV of the P&G Disclosure Letter sets forth for illustrative purposes a schedule of the quarterly true-up payment made by P&G for the quarter ended June 30, 2009.

“Sanofi Pre-Closing Period Payment” means the net aggregate amount of any Sanofi Collaboration Agreement Payments with respect to any period under the Sanofi Collaboration Agreement that ends on or before the Closing Date, that have not been paid in full as of the Closing; provided, that such payment is made on or before the date that is six months after the Closing (or a correction made to a Sanofi Collaboration Agreement Payment on or before the date that is one year after the Closing or as a result of an audit commenced by Sanofi on or before the date that is one year after the Closing).

“Sanofi Put” means any election by Sanofi to discontinue the Sanofi collaboration pursuant to Article XVII (J) of the Sanofi Collaboration Agreement and to require the Purchaser to acquire all of Sanofi’s interest under the Sanofi Collaboration Agreement and related documents following the Closing.

“Sanofi Straddle Period Payment” means, if applicable, the amount of any Sanofi Collaboration Agreement Payment with respect to any applicable period under the Sanofi Collaboration Agreement to which such Sanofi Collaboration Agreement Payment relates that begins before, and ends after, the Closing Date; provided, that such payment is made on or before the date that is six months after the Closing (or a correction made to a Sanofi Collaboration Agreement Payment on or before the date that is one year after the Closing or as a result of an audit commenced by Sanofi on or before the date that is one year after the Closing).

“Section 338(h)(10) Tax” means any Tax liability of P&G and its Affiliates resulting directly or indirectly from the Section 338(h)(10) Election.

“Shared Pre-Closing Environmental Liabilities” means any and all Liabilities to the extent arising in connection with or relating to (i) any Owned Property (including migration to or from, or off-site disposal from, such Owned Property) or (ii) any Leased Property or any real property or facility (other than any Owned Property or Excluded Asset) previously owned, leased or operated in connection with the Pharmaceuticals Business (including migration to or from such properties or facilities), in the case of each of (i) and (ii), to the extent arising out of or relating to any actions occurring or any conditions existing on or prior to the Closing Date (without regard to whether any such matter was disclosed or was required to be disclosed on Section 3.14 of the P&G Disclosure Letter), provided that such Liabilities also arise out of or relate to an Environmental Law or Hazardous Substance and provided that with respect to real property or facilities referred to in clause (ii) above, only those Liabilities to the extent they arise in connection with or relate to the Pharmaceuticals Business.

“Shared Pre-Closing Proceeding” means any Proceeding pending as of the Closing that asserts product liability or similar claims (including warranty claims arising out of or relating to personal injury) arising out of or relating to any Product (without regard to whether any such Proceeding was disclosed or was required to be disclosed in Section 3.13 of the P&G Disclosure Letter).

“Shared Pre-Closing Proceeding Liabilities” means any Liabilities to the extent arising out of any Shared Pre-Closing Proceeding.

“Specified Indemnified Liabilities” means (A) all Liabilities of P&G or any of its Affiliates whether arising prior to or following the Closing to the extent such Liabilities do not arise exclusively out of, do not exclusively relate to, or are not exclusively in respect of the Pharmaceuticals Business; (B) all Liabilities of P&G, any of its Affiliates or any Transferred Subsidiary whether arising prior to or following the Closing: (i) to the extent arising out of, related to, or in respect of, any Excluded Asset; (ii) to the extent arising out of, related to, or in respect of (x) the disposition of the equity interests in, or business, operations, assets or properties of, any Person by P&G or its Affiliates prior to the Closing or (y) the disposition of any product line or real property prior to the Closing, in each case, other than any obligations, liabilities or commitments identified or set forth on Schedule 2.02; (iii) for product liability or similar claims (including warranty claims arising out of or relating to personal injury) to the extent arising out of or relating to any product or pipeline compound (other than a Product or a Pipeline Compound) sold by P&G or its Affiliates prior to the Closing; (iv) arising out of the employment or termination of employment of any employee of P&G or any of its Affiliates, other than the Continuing Employees; (v) for any Indebtedness of the Transferred Subsidiaries (excluding Indebtedness owed by a Transferred Subsidiary to another Transferred Subsidiary) as of the Closing; (vi) arising out of the Pre-Closing Reorganization; (C) all Liabilities of the Transferred Subsidiaries arising prior to or following the Closing to the extent such Liabilities are based upon, arise out of or result from any fact, circumstance, occurrence, condition, act or omission existing on or occurring on or prior to the Closing (but solely to the extent such Liabilities do not arise exclusively out of, do not exclusively relate to, or are not exclusively in respect of the Pharmaceuticals Business); (D) the Specified Employee Liabilities; (E) the Liabilities set forth on Schedule 1.01(e); and (F) all Liabilities arising out of or relating to an Environmental Law or Hazardous Substance (other than the Shared Pre-Closing Environmental Liabilities) to the extent arising in connection with or relating to P&G or any of its Affiliates or any of the Transferred Subsidiaries, in each case, to the extent arising out of or relating to any actions occurring or any conditions existing on or prior to the Closing Date. Notwithstanding the foregoing, none of the Shared Pre-Closing Environmental Liabilities, the Shared Pre-Closing Proceeding Liabilities or the obligations identified or set forth on Schedule 2.02 shall constitute Specified Indemnified Liabilities (but without limiting P&G’s obligations pursuant to Section 9.03(d) and (e)).

“Target Closing Adjusted Working Capital” means $201,000,000; provided that if in connection with preparation of the calculation of Closing Adjusted Working Capital adjustments are made for “US Rebate Accrual incl in Audit but not Mgmt accounts”, which adjustments were not included in the foregoing Target Closing Adjusted Working Capital figure, then P&G and Purchaser shall promptly negotiate in good faith an appropriate adjustment to Target Adjusted Working Capital.

“Tax” or “Taxes” means (i) any tax, duty, levy, government fee or like assessment or charge of any kind whatsoever imposed by any federal, state, provincial, local, foreign or other Taxing Authority, including income, franchise, capital, property, sales, use, excise, employment, unemployment, payroll, social security, value added, ad valorem, transfer, recapture and withholding taxes, including any interest, penalties and additions thereto; (ii) in the case of any Transferred Subsidiary, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing Date a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Transferred Subsidiary to a Taxing Authority is determined or taken into account with reference to the activities of any other Person; and (iii) liability of any Transferred Subsidiary for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in clauses (i) or (ii) as a result of any existing express or implied agreement or arrangement (including, but not limited to, an indemnification agreement or arrangement).

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority by or on behalf of a Transferred Subsidiary with respect to Taxes, including any amendment made with respect thereto.

“Tax Sharing Agreement” means all existing agreements or arrangements (whether or not written) binding any Transferred Subsidiary that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person’s Tax liability excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

“Taxing Authority” means any Federal, state, local, commonwealth or foreign government or any subdivision, agency, commission or authority thereof exercising regulatory authority with respect to Taxes.

“Transaction Documents” means this Agreement, the Collaboration Matters Agreement, the Transition Services Agreement and the Italian Concession Agreement and any certificate delivered pursuant hereto or thereto.

“Transfer Taxes” means all sales (including bulk sales), use, goods and services, transfer, recording, real estate conveyance, value added, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement (other than any transactions effected pursuant to the Pre-Closing Reorganization or Section 5.07).

“Transferred Subsidiary” means each of the direct and indirect subsidiaries of P&G set forth on the definitive Schedule 1.01(g) delivered to Purchaser pursuant to Section 5.09. P&G’s preliminary draft of Schedule 1.01(g) is attached to this Agreement as of the date hereof.

“Transition Services Agreement” means the Transition Services Agreement to be entered into at the Closing between P&G and the Purchaser, substantially in the form of Exhibit B.

“UK Early Retirement Liability” means the Actuarial Liability (or such other reasonable measure that may be agreed between P&G and Purchaser) of the projected benefit liability assumed by Purchaser pursuant to Section 6.05(c).

“Unaudited Draft Balance Sheet” means the unaudited draft balance sheet of the Pharmaceuticals Business as of June 30, 2009, included within the Unaudited Draft Financial Statements attached as Section 3.05 of the P&G disclosure Letter.

SECTION 1.02. Descriptive Headings; Certain Interpretations. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. The descriptive headings of the several Articles and Sections of this Agreement and the

Schedules to this Agreement and the Table of Contents to this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) “or” is not exclusive and “include”, “includes” and “including” are not limiting and shall be deemed to be followed by the words “without limitation”; (ii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “date hereof” refers to the date of this Agreement; (iv) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vi) references to an agreement or instrument mean such agreement or instrument as from time to time amended, modified or supplemented; (vii) references to a Person are also to its permitted successors and assigns; (viii) references to an “Article”, “Section”, “Subsection”, “Exhibit” or “Schedule” refer to an Article of, a Section or Subsection of, or an Exhibit or Schedule to, this Agreement unless otherwise expressly specified; (ix) words importing the masculine gender include the feminine or neuter and, in each case, vice versa; and (x) any reference to a day or to a date shall be to such day or date in the Eastern time zone of the United States.

ARTICLE II

PURCHASE AND SALE; CLOSING

SECTION 2.01. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, subject to Section 5.22, at the Closing, P&G shall sell, transfer, assign and deliver, or shall cause to be sold, transferred, assigned and delivered, to Purchaser (or to one or more Affiliates of Purchaser that is an assignee in whole or in part of Purchaser’s rights hereunder pursuant to clause (i) of the first sentence of Section 10.01 (each, a “Purchasing Affiliate”), and Purchaser shall (or shall cause one or more Purchasing Affiliates to) purchase, acquire and accept from P&G or its Affiliate, as applicable, (i) all of the outstanding shares of capital stock of the First Tier Subsidiaries free and clear of all Liens and (ii) all of P&G’s and any of its Affiliates’ right, title and interest in, to and under the Direct Assignment Assets free and clear of all Liens other than Permitted Liens, for (A) an aggregate purchase price of $3,100,000,000 (the “Purchase Price”), payable as set forth in Section 2.04(b), and (B) the assumption of the Assumed Liabilities. The purchase, sale and assumption contemplated by this Section 2.01 are collectively referred to in this Agreement as the “Acquisition”.

SECTION 2.02. Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, Purchaser shall (or shall cause one or more Purchasing Affiliates to) assume, effective as of the Closing, and shall (or shall cause one or more Purchasing Affiliates or Transferred Subsidiaries to) pay, perform and discharge when due, any and all Liabilities (i) of P&G and its Affiliates (including the Transferred Subsidiaries) to the extent arising exclusively out of, exclusively relating to or otherwise exclusively in respect of the Pharmaceuticals Business Assets, the Pharmaceuticals Business or the operation or conduct of the Pharmaceuticals Business before, on or after the Closing Date (including all Liabilities in respect of all Proceedings to the extent exclusively related to the Pharmaceuticals Business, including Shared Pre-Closing Proceedings, but without limiting P&G’s obligations pursuant to Section 9.03(d) and (e)), (ii) for any Shared Pre-Closing Environmental Liabilities (but without limiting P&G’s obligations pursuant to Section 9.03(d)), (iii) reflected as Liabilities on the Unaudited Draft Balance Sheet (but without limiting P&G’s obligations pursuant to Section 9.03(d) and (e)), or (iv) the Liabilities set forth on Schedule 2.02, other than in the case of clause (i) or (iii) any Liabilities of P&G and its Affiliates for Taxes attributable to the Pre-Closing Tax Period (collectively, the “Assumed Liabilities”); provided, that to the extent that any Liability described in the foregoing clauses (i) through (iv) is a Liability of a Transferred Subsidiary, such liability shall remain as a liability of such Transferred Subsidiary, and neither Purchaser nor any of its Affiliates shall be required to separately assume such Liability. For the avoidance of doubt, Purchaser agrees that Purchaser, a Purchasing Affiliate or the Transferred Subsidiaries, as applicable, are responsible for all of the liabilities arising out of, or relating to or otherwise in respect of, the operation and conduct of the Pharmaceuticals Business after Closing as and to the extent provided in Section 9.04(c). Notwithstanding the foregoing, (A) the Assumed Liabilities shall not include any Specified Indemnified Liabilities and (B) nothing in this Section 2.02 shall limit the right of any Purchaser Indemnitee to be indemnified under Article IX, including for any breach of representation or warranty of P&G contained in this Agreement.

SECTION 2.03. Closing. The closing of the Acquisition (the “Closing”) shall take place at the offices of Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, at 10:00 a.m. on the fifth Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article VII (other than any condition which by its nature is to be satisfied at the Closing, but subject to satisfaction of all such conditions); provided, that if such date is not the last Business Day of a calendar month, then at P&G’s option, upon delivery of notice to Purchaser not more than three Business Days following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article VII (other than any condition which by its nature is to be satisfied at the Closing), the Closing shall take place instead on the next succeeding Business Day that is the last Business Day of a calendar month (subject to the satisfaction, or to the extent permitted the waiver, of the conditions set forth in Article VII), or at such other place, time and date as may be agreed by P&G and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to be effective in each applicable jurisdiction as of 11:59 p.m. local time in such jurisdiction on the Closing Date. It is the intent of each of P&G and Purchaser, subject to satisfaction (or waiver) of the conditions set forth in Article VII (other than Section 7.01(c)), to consummate the Closing on or prior to October 30, 2009.

SECTION 2.04. Transactions To Be Effected at the Closing.

(a) At the Closing, P&G shall deliver to Purchaser:

(i) such bills of sale, stock powers, certificates of title, deeds, assignments and other agreements or instruments of transfer (in a form that is consistent with the terms and conditions of this Agreement, and otherwise customary in the jurisdiction in which Direct Assignment Assets or Transferred Subsidiaries are located) as and to the extent necessary to effect the transfer of (x) all of the outstanding shares of capital stock of the First Tier Subsidiaries and (y) the Direct Assignment Assets, in each case duly executed by P&G or the applicable Affiliate of P&G (it being understood that no such bill of sale, stock power, certificate of title, deed, assignment or other agreement or instrument of transfer shall require P&G or any of its Affiliates to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement except to the extent required to comply with applicable local Law, and in which case the parties shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement);

(ii) copies of such bills of sale, stock powers, certificates of title, deeds, assignments, assumptions and other instruments of transfer as and to the extent necessary to effect the transfer of the Pre-Closing Transferred Assets from P&G or its Affiliates to a Transferred Subsidiary in form reasonably satisfactory to Purchaser, together with such documents as Purchaser may reasonably request evidencing the completion of such transfers;

(iii) a counterpart of each of the Transition Services Agreement, the Collaboration Matters Agreement and the Italian Concession Agreement duly executed by P&G or, in the case of the Italian Concession Agreement, the applicable Affiliate of P&G;

(iv) to the extent that the resignation, effective as of the Closing, of any director or officer of a Transferred Subsidiary is requested by the Purchaser not less than 10 Business Days prior to the Closing Date, such documents as Purchaser may reasonably request evidencing the effectiveness, as of the Closing, of such resignation;

(v) such documents as Purchaser may reasonably request relating to the existence of P&G and its Affiliates, the Transferred Subsidiaries and the Direct Assignment Assets, and the authority of P&G to enter into and perform its obligations under this Agreement and of P&G and its Affiliates to enter into and perform the other Transaction Documents to which they are parties; and

(vi) a duly executed certificate of non-foreign status of P&G, substantially in the form of the sample certification contained in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B).

(b) At the Closing Purchaser shall, or shall cause the applicable Purchasing Affiliate to, deliver to P&G (or the applicable Selling Affiliate):

(i) payment, by wire transfer of immediately available funds to one or more accounts of P&G or its Affiliates designated in writing by P&G (such designation to be made at least five Business Days prior to the Closing Date), in an amount equal to (A) the Purchase Price, minus (B) P&G’s estimate of the UK Early Retirement Liability determined pursuant to Section 6.05(c)(ii);

(ii) counterparts of the bills of sale, stock powers, certificates of title, deeds, assignments and other instruments of transfer contemplated by Section 2.04(a)(i), in each case duly executed by the Purchaser or the applicable Purchasing Affiliate;

(iii) a counterpart of each of the Transition Services Agreement, the Collaboration Matters Agreement and the Italian Concession Agreement duly executed by Purchaser or, in the case of the Italian Concession Agreement, the applicable Affiliate of Purchaser; and

(iv) such documents as P&G may reasonably request relating to the existence of Purchaser (and any Purchasing Affiliates) and the authority of Purchaser to enter into this Agreement and of Purchaser and each Purchasing Affiliate to enter into the other Transaction Documents to which they are parties.

SECTION 2.05. Pre-Closing Adjustments to Purchase Price. (a) No earlier than five and no later than three Business Days prior to the date on which the Closing is scheduled to occur, P&G shall prepare and furnish to Purchaser a good faith estimate of the Closing Statement and a certificate of an officer of P&G prepared in reasonable detail and with reasonable specificity setting forth P&G’s good faith estimates of (i) Closing Adjusted Working Capital calculated based on such estimated Closing Statement and in accordance with the principles set forth in Section 2.06(a) (the “Estimated Closing Adjusted Working Capital”) and (ii) the sum of the total amount of estimated Sanofi Pre-Closing Period Payments and estimated P&G Share of Sanofi Straddle Period Payments (the “Estimated Sanofi Payments Adjustment Amount”). Such certificate shall be in form and substance reasonably satisfactory to Purchaser. P&G shall make available to Purchaser such information as is reasonably necessary to allow Purchaser to review and evaluate such estimates.

(b) The Purchase Price payable at Closing pursuant to Section 2.04 shall be subject to adjustment as follows:

(i) if and to the extent that Estimated Closing Adjusted Working Capital is greater than Target Closing Adjusted Working Capital, the Purchase Price shall be increased by an amount equal to the amount of such excess;

(ii) if and to the extent that Estimated Closing Adjusted Working Capital is less than Target Closing Adjusted Working Capital, the Purchase Price shall be decreased by an amount equal to the amount of such shortfall; and

(iii) the Purchase Price shall be decreased by amount equal to the Estimated Sanofi Payments Adjustment Amount.

(c) In addition, if Closing occurs after October 31, 2009, the Purchase Price payable at Closing pursuant to Section 2.04 shall be decreased by an amount equal to $1,550,000 multiplied by the number of days from but excluding October 31, 2009 through and including the Closing Date (such amount, the “Estimated Adjustment Period Net Cash Flow”).

SECTION 2.06. Closing Statement; Determination of Final Closing Adjusted Working Capital and Final Adjustment Period Net Cash Flow. (a) As promptly as practicable, but no later than 45 days, after the Closing Date, P&G will cause to be prepared and delivered to Purchaser a statement (the “Closing Statement”) setting forth (i) each line item included in the calculation of Closing Adjusted Working Capital as set forth in the Adjusted Working Capital Schedule and P&G’s calculation of Closing Adjusted Working Capital and (ii) to the extent

Closing occurs after October 31, 2009, each line item included in the calculation of Adjustment Period Net Cash Flow as set forth in the Net Cash Flow Schedule, and a certificate based on such Closing Statement setting forth P&G’s calculations of Closing Adjusted Working Capital and, if applicable, Adjustment Period Net Cash Flow. P&G and Purchaser acknowledge and agree that (A) Closing Adjusted Working Capital shall be determined in the same manner as and using the same basis and account classifications and in accordance with accounting policies and practices consistent with those used in the illustrative calculation set forth in the Adjusted Working Capital Schedule but in all cases in accordance with GAAP; and (B) Adjustment Period Net Cash Flow shall be determined in accordance with accounting policies and practices consistent with those used in the preparation of the Net Cash Flow Schedule. Following the delivery of the Closing Statement, P&G shall permit Purchaser and its representatives to review copies of workpapers of P&G, and other documents reasonably requested by Purchaser, relating to the Closing Statement and the adjustments to the Purchase Price pursuant to Section 2.07.

(b) If Purchaser disagrees with P&G’s calculations of Closing Adjusted Working Capital or (if applicable) Adjustment Period Net Cash Flow delivered pursuant to Section 2.06(a), Purchaser may, within 20 days after delivery of the Closing Statement, deliver a notice to P&G disagreeing with such calculations, which shall specify Purchaser’s calculations of Closing Adjusted Working Capital (and if applicable) Adjustment Period Net Cash Flow in reasonable detail and with reasonable specificity, and Purchaser’s grounds for such disagreement (a “Notice of Disagreement”).

(c) If a Notice of Disagreement shall be duly delivered pursuant to Section 2.06(b), P&G and Purchaser shall, during the 30 days following such delivery, use their reasonable best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Adjusted Working Capital (which amount shall not be more than the amount thereof shown in P&G’s calculations delivered pursuant to Section 2.06(a) nor less than the amount thereof shown in Purchaser’s calculation delivered pursuant to Section 2.06(b)) or Adjustment Period Net Cash Flow (which amount shall not be less than the amount thereof shown in P&G’s calculations delivered pursuant to Section 2.06(a) nor more than the amount thereof shown in Purchaser’s calculation delivered pursuant to Section 2.06(b)). If P&G and Purchaser are able to resolve all or a portion of such disputed items within such 30-day period, they shall reduce such resolution to writing and the matters so agreed upon shall be final and binding on P&G and Purchaser. If P&G and Purchaser are unable to resolve all such disputed items during such period, they shall promptly thereafter submit the matters remaining in dispute to a nationally recognized public accounting firm mutually agreed upon by Purchaser and P&G (the “Accounting Referee”)), for the purpose of calculating Closing Adjusted Working Capital or Adjustment Period Net Cash Flow, as applicable. In making such calculation, the Accounting Referee shall consider only those items or amounts in the Closing Statement or P&G’s calculation of Closing Adjusted Working Capital or Adjustment Period Net Cash Flow, as applicable, as to which there were unresolved disputes. The parties shall instruct the Accounting Referee to promptly to review this Agreement and the disputed items or amounts and to render its reasoned written decision as promptly as practicable but in no event later than 30 days after its selection. The Accounting Referee shall deliver to P&G and Purchaser, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding upon P&G and Purchaser and shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover.

The cost of such review and report shall be borne equally by P&G and Purchaser. After the final determination of Closing Adjusted Working Capital, and Adjustment Period Net Cash Flow, Purchaser shall have no further right to make any claims against P&G in respect of any element of Closing Adjusted Working Capital or Adjustment Period Net Cash Flow (i) to the extent it was included in Final Closing Adjusted Working Capital as a specific liability or reserve, (ii) to the extent it would result in a duplicative payment to Purchaser of amounts recovered as a purchase price adjustment pursuant to Section 2.07 or (iii) to the extent that Purchaser raised an objection to such item in the Notice of Objection.

(d) P&G and Purchaser agree that they will, and agree to cause their respective independent accountants to, cooperate and assist in the preparation of the Closing Statement and the calculations of Closing Adjusted Working Capital and Adjustment Period Net Cash Flow, including making available to the extent necessary of books, records, work papers and personnel.

SECTION 2.07. Post-Closing Adjustments to Purchase Price. (a) If:

(i) Final Closing Adjusted Working Capital is greater than Estimated Closing Adjusted Working Capital, Purchaser shall pay to P&G the amount of such excess; and

(ii) Final Closing Adjusted Working Capital is less than Estimated Closing Adjusted Working Capital, P&G shall pay to Purchaser the amount of such shortfall.

(b) In addition, if Closing occurs after October 31, 2009 and:

(i) Final Adjustment Period Net Cash Flow exceeds Estimated Adjustment Period Net Cash Flow, P&G shall pay to Purchaser the amount of such excess; or

(ii) Final Adjustment Period Net Cash Flow is less than Estimated Adjustment Period Net Cash Flow, Purchaser shall pay to P&G the amount of such shortfall.

(c) Any payment pursuant to Section 2.07(a) or (b) shall be treated as an adjustment to the Purchase Price and shall be made within five days after Final Closing Adjusted Working Capital and (if applicable) Final Adjustment Period Net Cash Flow has been determined by wire transfer of immediately available funds by P&G or Purchaser, as the case may be, to the other party. The amount of any payment to be made pursuant to this Section 2.07 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the Closing Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

SECTION 2.08. Sanofi Payments Post-Closing Adjustment. (a) If:

(i) the actual amount of any Sanofi Pre-Closing Period Payment or any P&G Share of Sanofi Straddle Period Payment is greater than the estimated amount used in the calculation of the Estimated Sanofi Payments Adjustment Amount, P&G shall pay to Purchaser the amount of such excess; and

(ii) the actual amount of any Sanofi Pre-Closing Period Payment or any P&G Share of Sanofi Straddle Period Payment is less than the estimated amount used in the calculation of the Estimated Sanofi Payments Adjustment Amount, Purchaser shall pay to P&G the amount of such shortfall.

(b) Any payment pursuant to Section 2.08(a) shall be treated as an adjustment to the Purchase Price and shall be made by wire transfer of immediately available funds by P&G or Purchaser, as the case may be, to the other party on the same day that Purchaser makes the applicable Sanofi Collaboration Agreement Payment to Sanofi (provided, that Purchaser has provided at least two Business Days notice to P&G).

(c) For purposes of this Section 2.08 and the definitions of “P&G Share of Sanofi Straddle Period Payment,” “Sanofi Collaboration Agreement Payment,” “Sanofi Pre-Closing Period Payment,” “Sanofi Straddle Period Payment,” references to the Sanofi Collaboration Agreement shall be without regard to any amendments or modifications or supplements thereto after the date hereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF P&G

Except as set forth in the disclosure letter prepared by P&G and attached to this Agreement (the “P&G Disclosure Letter”), which P&G Disclosure Letter shall be organized into sections corresponding to the Sections (or, if applicable, subsections) of this Article III (provided, that any disclosure in a Section or subsection of the P&G Disclosure Letter shall apply to the corresponding Section or subsection of this Article III, as well as to the matters represented or warranted in such other Sections or subsections of this Article III with respect to which it is reasonably apparent on the face of such disclosure that such disclosure would apply or qualify, P&G hereby represents and warrants to Purchaser as of the date hereof and as of the Closing Date (except with respect to any representations and warranties expressly relating to an earlier date, in which case as of such earlier date) as follows:

SECTION 3.01. Organization and Standing. (a) Each of P&G and each Affiliate of P&G that immediately prior to the Closing owns any shares of capital stock, voting securities or other equity securities of a First Tier Subsidiary or any Direct Assignment Assets (a “Selling Affiliate”) is, or in the case of a Selling Affiliate will be as of the Closing Date, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its organization or incorporation. Each of P&G and the Selling Affiliates has, or in the case of a Selling Affiliate will have as of the Closing Date, the requisite corporate power and authority to enable it to own the shares of capital stock, voting securities or other equity securities of a First Tier Subsidiary and the Direct Assignment Assets owned by it and to conduct its business as then conducted by it.

(b) Each Transferred Subsidiary (i) is validly existing and, where applicable, in good standing under the laws of the jurisdiction of its organization or incorporation; (ii) has the requisite corporate power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as now conducted; and (iii) is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, except in the case of clause (iii), where such failures, individually or in the aggregate, would not reasonably be expected to have a Pharmaceuticals Business MAE. Prior to the date hereof, P&G has made available to Purchaser true and complete copies of the Constitutive Documents of each of the Transferred Subsidiaries. Prior to the Closing Date, P&G will make available to Purchaser true and complete copies of the Constitutive Documents of any Transferred Subsidiary that is added to Schedule 1.01(g) pursuant to Section 5.09.

SECTION 3.02. Authority; Execution and Delivery; Enforceability. (a) P&G has the requisite corporate power and authority to execute this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated to be consummated by it by this Agreement and such Transaction Documents. As of the Closing Date each Selling Affiliate will have the requisite corporate power and authority to execute the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated to be consummated by it by this Agreement and such Transaction Documents.

(b) P&G has taken all corporate action required by its Constitutive Documents to authorize the execution, delivery and performance of this Agreement and the Transaction Documents to which it is or will be a party and to authorize the consummation of the transactions contemplated to be consummated by it hereunder and thereunder. As of the Closing Date each Selling Affiliate will have taken all corporate action required by its Constitutive Documents to authorize the execution, delivery and performance of the Transaction Documents to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it thereunder.

(c) P&G has duly executed and delivered this Agreement and as of the Closing will have duly executed and delivered each Transaction Document to which it is or will be a party, and, assuming the proper execution and delivery of this Agreement and the Transaction Documents by Purchaser (or its Affiliate, as applicable), this Agreement constitutes, and each Transaction Document to which it is or will be a party will as of the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or at law). As of the Closing each Selling Affiliate will have duly executed and delivered each Transaction Document to which it will be a party, and, assuming the proper execution and delivery of the Transaction Documents by Purchaser (or its Affiliate, as applicable), each Transaction Document to which a Selling Affiliate will be a party will as of the Closing constitute, such Selling Affiliate’s legal, valid and binding obligation, enforceable against it in accordance with its terms, subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 3.03. Non-Contravention and Approvals. (a) The execution, delivery and performance by P&G of this Agreement does not, the execution and delivery by each of P&G and the Selling Affiliates of each Transaction Document to which it will be a party will not, and the consummation by P&G and the Selling Affiliates of the transactions contemplated hereby and thereby, will not, (i) conflict with or violate the Constitutive Documents of P&G, any Selling Affiliate or any Transferred Subsidiary, (ii) result in any breach of, constitute a default under or require any consent, notice or other action by any Person or give rise to any right of termination, cancellation or acceleration of any right or obligation, under any Pharmaceuticals Business Contract to which any of P&G, any Selling Affiliate or any Transferred Subsidiary is a party, (iii) conflict with or violate any judgment, injunction, order or decree (a “Judgment”) or any foreign, federal, provincial, state or local statute, law (whether statutory or otherwise), ordinance, rule or regulation or other similar legal requirement (a “Law”) applicable to any of P&G, any Selling Affiliate, any Transferred Subsidiary or any of the Pharmaceuticals Business Assets, or (iv) result in the creation of any Lien (other than Permitted Liens and other than Liens granted by Purchaser or its Affiliates or created under a Contract to which Purchaser or its Affiliates is a party or is otherwise bound) upon any of the Pharmaceuticals Business Assets or the capital stock of any Transferred Subsidiary, in the case of each of clauses (ii), (iii) and (iv) other than any such items that, individually or in the aggregate, would not reasonably be expected to be material to the Pharmaceuticals Business and would not reasonably be expected to materially impair or delay the ability of P&G to consummate the transactions contemplated by this Agreement or to perform its obligations under the Agreement.

(b) No Authorization is required to be obtained or made by or with respect to P&G or any of its Selling Affiliates in connection with the execution, delivery and performance of this Agreement or the Transaction Documents or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the HSR Act, and any other applicable Antitrust Laws; (ii) compliance with, and such filings and notifications as may be required under applicable Environmental Laws; (iii) any consent, authorization or approval as may be required with respect to the Pharmaceuticals Business Health Registrations set forth on Schedule 1.01(d)(ix); (iv) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the transactions contemplated hereby; and (v) any such other Authorizations, the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to be material to the Pharmaceuticals Business and would not reasonably be expected to materially impair or delay the ability of P&G to consummate the transactions contemplated by this Agreement or to perform its obligations under the Agreement.

SECTION 3.04. Capital Stock of Transferred Subsidiaries. (a) As of the date hereof Section 3.04 of the P&G Disclosure Letter sets forth all outstanding shares of capital stock, voting securities or other equity securities of each of the Transferred Subsidiaries identified on Schedule 1.01(g) as of the date hereof and the jurisdiction of incorporation or formation of each such Transferred Subsidiary. Prior to the Closing Date, P&G will deliver Purchaser an update to Section 3.04 of the P&G Disclosure Letter for any Transferred Subsidiary that is added pursuant to Section 5.09 and as of the Closing Date, such updated Section 3.04 of the P&G Disclosure Letter will set forth all outstanding shares of capital stock, voting securities or other equity securities of each of the Transferred Subsidiaries and the jurisdiction of incorporation or formation of each Transferred Subsidiary. There are no shares of capital stock, voting securities or other equity securities of any Transferred Subsidiary issued, reserved for issuance or outstanding, other than shares of capital stock owned by P&G, a Selling Affiliate or another Transferred Subsidiary. P&G or one of its Affiliates is the record and beneficial owner of all of the shares of capital stock, voting securities or other equity securities of each Transferred Subsidiary, free and clear of any Lien, any Contractual restriction or any other restriction established by its Constitutive Documents, and will transfer and deliver to Purchaser, or one or more of its Affiliates, at the Closing valid title to such shares free and clear of any Liens, any Contractual restrictions or any other restrictions established by its Constitutive Documents. All of the outstanding shares of capital stock, voting securities or other equity securities of each Transferred Subsidiary (i) are validly issued and, where applicable, fully paid and non-assessable, and (ii) are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the applicable Law under which such Transferred Subsidiary is organized, the Constitutive Documents of such Transferred Subsidiary or any Contract to which such Transferred Subsidiary is a party.

(b) There are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts or similar arrangements or undertakings of any kind to which any Transferred Subsidiary is a party or by which any of them is bound (i) obligating any Transferred Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting securities or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock or voting securities of or other equity interests in, such Transferred Subsidiary, (ii) obligating any Transferred Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of shares of capital stock, voting securities or other equity securities of such Transferred Subsidiary. There are no outstanding contractual obligations of any Transferred Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or other equity securities of such Transferred Subsidiary. Other than this Agreement, the outstanding shares of capital stock of each Transferred Subsidiary are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition thereof.

(c) Except for interests in another Transferred Subsidiary that is not a First Tier Subsidiary, no Transferred Subsidiary owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

SECTION 3.05. Financial Statements.

(a) Attached as Section 3.05 of the P&G Disclosure Letter are (i) the unaudited draft combined statements of income, equity and cash flows of the Pharmaceuticals Business for the fiscal years ended June 30, 2007, June 30, 2008, and June 30, 2009, and (ii) the unaudited draft combined balance sheets of the Pharmaceuticals Business as of June 30, 2008 and June 30, 2009 (collectively, the “Unaudited Draft Financial Statements”).

(b) The Unaudited Draft Financial Statements were derived from the books and records of P&G and its Affiliates and were prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”), consistently applied, as of the dates and for the periods presented, and fairly present in all material respects the financial position and results of operations of the Pharmaceuticals Business as of the dates and for the periods presented on the basis by which the Unaudited Draft Financial Statements were prepared as described therein.

(c) When delivered pursuant to Section 5.02, the Audited Financial Statements will have been derived from the books and records of P&G and its Affiliates and will have been prepared in accordance with US GAAP, consistently applied, as of the dates and for the periods presented, and will fairly present in all material respects the financial position and results of operations of the Pharmaceuticals Business as of the dates and for the periods presented on the same basis by which the Unaudited Draft Financial Statements were prepared as described therein.

SECTION 3.06. Undisclosed Liabilities. There are no Liabilities of the Transferred Subsidiaries or included within the Assumed Liabilities, except for (i) Liabilities to the extent reflected or reserved against in the Unaudited Draft Balance Sheet; (ii) Liabilities incurred by P&G and its Affiliates in the ordinary course of business since the date of the Unaudited Draft Balance Sheet that are not, individually or in the aggregate, material to the Pharmaceuticals Business; (iii) Liabilities related to or arising out of any Proceeding or other matter specifically disclosed in the P&G Disclosure Letter; (iv) intercompany Liabilities that are satisfied or discharged at or prior to the Closing pursuant to Section 5.07; (v) Liabilities arising under the executory portion of any Contracts included within the Pharmaceuticals Business Assets (for the avoidance of doubt, except to the extent attributable to any breach of such Contracts by P&G or its Affiliates prior to the Closing); (vi) any Specified Indemnified Liabilities; (vii) any Shared Pre-Closing Environmental Liabilities; (viii) any Shared Pre-Closing Proceeding Liabilities; and (ix) other Liabilities that are not, individually or in the aggregate, material to the Pharmaceuticals Business. As of the Closing Date the Transferred Subsidiaries will not have any outstanding Indebtedness (excluding Indebtedness owed by a Transferred Subsidiary to another Transferred Subsidiary). This Section 3.06 does not relate to Intellectual Property matters, such items being the subject of Section 3.10, matters relating to Proceedings, such items being the subject of Section 3.13, matters relating to Environmental Laws, such items being the subject of Section 3.14, matters relating to compliance with Laws generally, such matters being the subject of Section 3.15, food and drug regulatory matters, such matters being the subject of Section 3.16, employment matters, such items being the subject of Section 3.17, employee benefits matters, such items being the subject of Section 3.18, or Tax matters, such items being the subject of Section 3.19.

SECTION 3.07. Absence of Changes. (a) Between June 30, 2009 and the date of this Agreement, there has not been any change, development or event that, individually or in the aggregate, has had or would reasonably be expected to have a Pharmaceuticals Business MAE.

(b) Between June 30, 2009 and the date of this Agreement, (i) P&G and its Affiliates have conducted the Pharmaceuticals Business in all material respects in the ordinary course of business and (ii) none of P&G or its Affiliates has taken any action with respect to the Pharmaceuticals Business that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 5.01(b) or Section 5.14(c).

SECTION 3.08. Certain Pharmaceuticals Business Assets. P&G or an Affiliate of P&G has good and valid title to all Pharmaceuticals Business Assets in existence as of the date hereof, free and clear of all security interests, mortgages, liens, charges, pledges or other encumbrances of any kind (collectively, “Liens”), except for (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (ii) Liens for Taxes and other governmental charges, that are not due and payable or are being contested in good faith for which adequate accruals or reserves have been established on the Unaudited Draft Balance Sheet, (iii) Liens disclosed on the Unaudited Draft Balance Sheet, and (iv) other imperfections of title, licenses or Liens, if any, which do not materially impair the continued use and operation of the assets to which they relate in the conduct of the Pharmaceuticals Business as currently conducted (the Liens described in clauses (i) through (iii) above, together with the Liens referred to in clauses (ii) through (v) of Section 3.09(a), are referred to collectively as “Permitted Liens”). As of the Closing, the Transferred Subsidiaries will have good and valid title to all Pharmaceuticals Business Assets (other than the Direct Assignment Assets), and P&G or the Selling Affiliates will have good and valid title to all Direct Assignment Assets, in each case free and clear of all Liens, other than Permitted Liens. This Section 3.08 does not relate to (i) real property or interests in real property, such items being the subject of Section 3.09, (ii) Intellectual Property, such items being the subject of Section 3.10 or (iii) Contracts, such terms being the subject of Section 3.11.

SECTION 3.09. Real Property Interests.

(a) P&G or an Affiliate has good, valid and marketable (and to the extent such concepts exist in the applicable jurisdiction, indefeasible, fee simple) title to all Owned Properties and good and valid title to the leasehold estates in all Leased Properties (an Owned Property or Leased Property being sometimes referred to herein, individually, as a “Pharmaceuticals Business Property”), in each case free and clear of all Liens, except (i) Liens described in clause (i) to (v) of Section 3.08, (ii) leases, subleases and similar agreements set forth in Section 3.09 of the P&G Disclosure Letter, (iii) easements, covenants, rights-of-way and other similar restrictions of record, (iv) any conditions that may be shown by a current, accurate survey or physical inspection of any Pharmaceuticals Business Property made prior to the Closing and (v) (A) zoning, building and other similar restrictions, (B) Liens that have been placed by any developer, landlord or other third party on property over which P&G or any Affiliate has easement rights or on any Leased Property and subordination or similar agreements relating thereto and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions. None of the items set forth in clauses (iii), (iv) or (v) above, individually or in the aggregate, materially impairs the continued use and operation of the Pharmaceuticals Business Property to which it relates in the same manner that is currently used and operated.

(b) To the Knowledge of P&G: (i) there has not been enacted any change in Law since the date hereof, and (ii) as of the date hereof there are no pending or proposed changes in Law, that in either case would reasonably be expected to materially interfere with the use of the Pharmaceuticals Business Properties as currently used by the Pharmaceuticals Business. The plants, buildings, structures and equipment, considered in the aggregate, included in each Owned Property, (i) have no material defects, are in good operating condition and repair in all material respects and have been reasonably maintained in all material respects consistent with standards generally followed in the industry (taking into account the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable in all material respects for their present uses and, in the case of plants, buildings and other structures are structurally sound in all material respects, (ii) currently have access to (x) public roads or valid easements over private streets or private property for such ingress to and egress from all such plants, buildings and structures and (y) water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection and drainage, in each case as is necessary to permit the use of such plants, buildings, structures and equipment in the conduct of the Pharmaceuticals Business in all material respects as heretofore used. None of the structures on any Owned Property materially encroaches upon real property of another Person, and no structure of any other Person materially encroaches upon any Pharmaceuticals Business Property.

(c) This Section 3.09 does not relate to Environmental Laws or Releases of Hazardous Substances, such items being the subject of Section 3.14.

SECTION 3.10. Intellectual Property. (a) Section 3.10(a) of the P&G Disclosure Letter sets forth a complete and accurate list of all material Pharmaceuticals Business Intellectual Property that is registered or the subject of a pending application for registration in any jurisdiction, including (i) the applicable registration and application numbers, (ii) the registered owner of such registration or application for registration and (iii) all jurisdictions in which such Intellectual Property is registered or registrations have been applied for (the “Registered Intellectual Property”). Documentation evidencing the complete chain of title with respect to each material patent and material patent application included in the Pharmaceuticals Business Intellectual Property has been properly recorded with the United States Patent and Trademark Office and the corresponding patent offices of each other jurisdiction in which such material patent or material patent application is registered to the extent such recordation is required.

(b) Except as provided in any Contract listed in Section 3.10(b) of the P&G Disclosure Letter, none of P&G or any of its Affiliates (i) has granted any license to any material Pharmaceuticals Business Intellectual Property to a third party, or (ii) obtains any right to use, or any covenant not to be sued under any material Intellectual Property used or held for use in connection with the Pharmaceuticals Business, except in either case nonexclusive licenses or covenants to third parties providing supply or services to the Pharmaceuticals Business, or non-exclusive licenses to academic institutions for research purposes, in each case in the ordinary course of business.

(c) To the Knowledge of P&G, neither the Transferred Subsidiaries nor the conduct of the Pharmaceuticals Business has infringed, misappropriated or otherwise violated any Intellectual Property of any third party. There are no Proceedings related to the Pharmaceuticals Business, or the Pharmaceuticals Business Intellectual Property pending, or to the Knowledge of P&G, threatened in writing, against P&G or any of its Affiliates (i) claiming that any Transferred Subsidiary or the conduct of the Pharmaceuticals Business has infringed, misappropriated or otherwise violated any Intellectual Property in relation to any material activity of the

Pharmaceuticals Business; (ii) in connection with any Contract pursuant to which P&G or any of its Affiliates receive or grant any right to use or covenant not to sue under any Intellectual Property material to the Pharmaceuticals Business or included in the Pharmaceuticals Business Intellectual Property or (iii) otherwise in connection with any Intellectual Property which would, in the case of (iii), reasonably be expected to, individually or in the aggregate, be material to the Pharmaceuticals Business. To the Knowledge of P&G, no Person has infringed any material Pharmaceuticals Business Intellectual Property. None of P&G or its Affiliates has made any written claim or commenced any Proceeding claiming that any Person has infringed or misappropriated any of the material Pharmaceuticals Business Intellectual Property.

(d) P&G and its Affiliates (i) are the sole and exclusive owners of all Registered Intellectual Property and all other Pharmaceuticals Business Intellectual Property to the extent owned by P&G and its Affiliates and (ii) hold all right, title and interest in and to all such Pharmaceuticals Business Intellectual Property free and clear of all Liens, other than Permitted Liens (it being understood that nothing in this sentence shall be construed as a representation or warranty that the Transferred Subsidiaries or the conduct of the Pharmaceuticals Business has not infringed, misappropriated or otherwise violated any Intellectual Property of any third party, such matters being the subject of Section 3.10(c)). There exist no material restrictions on the disclosure use, license or transfer of the Pharmaceuticals Business Intellectual Property. The consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not impair or extinguish any material Pharmaceuticals Business Intellectual Property or material Intellectual Property used by the Pharmaceuticals Business under license from third parties (the “Licensed Pharmaceuticals Business Intellectual Property”). None of the material Pharmaceuticals Business Intellectual Property and, to the Knowledge of P&G, none of the material Licensed Pharmaceuticals Business Intellectual Property to which P&G or any of its Affiliates has exclusive rights (together with the material Pharmaceuticals Business Intellectual Property, the “Material Exclusive Pharmaceuticals Business Intellectual Property”) has been adjudged invalid or unenforceable in whole or part, by any court of competent jurisdiction and, to the Knowledge of P&G, all such Material Exclusive Pharmaceuticals Business Intellectual Property is valid and enforceable. All maintenance and renewal fees necessary to preserve the material rights of P&G and its Affiliates in connection with the Pharmaceuticals Business Intellectual Property have been paid.

(e) Each of the material patents and material patent applications included in the Pharmaceuticals Business Intellectual Property has been prosecuted in compliance with all applicable rules, policies and procedures of the United States Patent and Trademark Office and the corresponding patent office of each other jurisdiction in which such material patent or material patent application is registered.

(f) Each of P&G and its Affiliates has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Pharmaceuticals Business Intellectual Property, the value of which is contingent upon maintaining the confidentiality thereof, and no such Intellectual Property has been disclosed to third parties who are not bound by a duty of confidentiality in favor of P&G and/or its Affiliates.

SECTION 3.11. Material Contracts. (a) Section 3.11(a) of the P&G Disclosure Letter lists each Pharmaceuticals Business Contract (other than Contracts entered into after the date of this Agreement in accordance with Section 5.01), in each case that is:

(i) a collective bargaining agreement or other material Contract with any labor organization, union or works council;

(ii) a Contract containing covenants binding upon P&G or its Affiliates that restrict the ability of P&G or any of its Affiliates to compete or engage in any business or geographic area;

(iii) a Contract containing any “most favored nations”, exclusivity or similar right in favor of any party other than P&G and its Affiliates with respect to any material goods or services sold or provided by P&G and its Affiliates;

(iv) a lease, sublease or similar Contract with any Person under which P&G or any of its Affiliates is a lessor or sublessor of, or makes available for use to any Person, any Pharmaceuticals Business Property;

(v) a lease, sublease or similar Contract with any Person under which (A) P&G or any of its Affiliates is lessee of, or holds or uses, any material machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) P&G or any of its Affiliates is a lessor or sublessor of, or makes available for use by any Person, any material tangible personal property owned or leased by P&G or its Affiliates, in any such case which has an aggregate future liability or receivable, as the case may be, in excess of $3,000,000 in any calendar year and is not terminable by P&G or such Affiliate by notice of not more than 60 days for a cost of less than $3,000,000; provided, that for purposes of this clause (v), any individual purchase orders, work orders or similar items under a master agreement shall be considered individual Contracts unless they constitute committed obligations under such master agreement;

(vi) a Contract involving the payment or receipt of royalties or other amounts of more than $3,000,000 in any calendar year, other than any managed care Contract with Medicare or a commercial insurer;

(vii) a managed care Contract with (A) one of the ten largest Medicare customers of the Pharmaceuticals Business or (B) one of the ten largest commercial insurer customers of the Pharmaceuticals Business;

(viii) a material license, sublicense, option or other agreement under which P&G or any of its Affiliates is licensee or licensor of any Intellectual Property used in the Pharmaceuticals Business (other than the Pharmaceuticals Business Software);

(ix) a Contract (A) for the sale of any Transferred Subsidiary or any material Pharmaceuticals Business Asset other than work in process or finished goods inventories the ordinary course of business, or the grant of any preferential rights to purchase any such Transferred Subsidiary or Pharmaceuticals Business Assets or requiring the consent of any party to the transfer thereof or (B) providing for any obligations of any Person for the payment of any deferred or conditional purchase price or purchase price adjustment with respect to the disposition of, or for the indemnification of any Person with respect to any Liabilities relating to, any current or former business of P&G or its Affiliates;

(x) a Contract for the purchase of materials, supplies, goods, services, equipment or other assets that (i) is with any vendor from whom the Pharmaceuticals Business purchased more than $3,000,000, in the aggregate, in the fiscal year ended June 30, 2009, or provides for the purchase of more than $3,000,000 in the aggregate, in the fiscal year ended June 30, 2010 and (ii) is not terminable at will by P&G or any of its Affiliates on less than 60 days notice without penalty; and

(xi) a Contract establishing or providing for any material partnership, joint venture or collaboration.

(b) All Contracts required to be listed in Section 3.11(a) of the P&G Disclosure Letter and all Contracts entered into by a Transferred Subsidiary after the date of this Agreement that if in effect as of the date of this Agreement would be required to be so listed (such Contracts, together with the real property leases identified in Schedule 1.01(d)(vi), collectively, the “Material Contracts”), are valid, binding, in full force and effect and enforceable in accordance with their respective terms (subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or at law)), except as would not, individually or in the aggregate, reasonably be expected to be material to the Pharmaceuticals Business. No event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) by P&G or its Affiliates under the Material Contracts, and to the Knowledge of P&G, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) by any other person that is a party to any Material Contract, except in each case to the extent that such breaches or defaults, individually or in the aggregate, would not reasonably be expected to be material to the Pharmaceuticals Business.

(c) None of Purchaser nor any of its Affiliates as of the date hereof are a “Listed Entity” as such term is defined in the Sanofi Collaboration Agreement. So long as none of Purchaser nor any of its Affiliates acquires a “Listed Entity” after the date hereof, none of Purchaser nor any of its Affiliates will be a “Listed Entity” as such term is defined in the Sanofi Collaboration Agreement. None of Sanofi nor any of its Affiliates has exercised the “First Extension Option” as such term is defined in the Sanofi Collaboration Agreement. Libertas Once-A-Month is a “P&G Product Improvement” and not a “Joint Product Improvement” as each such term is defined in the Sanofi Collaboration Agreement and none of Sanofi nor any of its Affiliates have any rights with respect to Libertas Once-A-Month.

(d) There are no third party liability insurance policies (i.e., excluding any and all captive insurance policies, fronted insurance policies, surety bonds or corporate insurance policies or practices, or any form of self-insurance whatsoever of P&G and its Affiliates) (“Third Party Liability Insurance”) under which pending claims have been made with respect to the Pharmaceuticals Business prior to the Closing, except for the insurance policies set forth on

Schedules 1.01(a)(x) and 1.01(d)(xiii). Except for the insurance claims identified on Schedules 1.01(a)(x) and 1.01(d)(xiii), there are no claims that may be made with respect to the Pharmaceuticals Business under any material Third Party Liability Insurance with respect to any occurrences prior to the Closing.

(e) Section 3.11(e) of the P&G Disclosure Letter sets forth all intercompany accounts receivable, and payable or other obligations, as of June 30, 2009, between or among the Transferred Subsidiaries.

(f) Section 3.11(f) of the P&G Disclosure Letter sets forth any material Contract between P&G or any of its Affiliates (other than a Transferred Subsidiary), on the one hand, and a Transferred Subsidiary, on the other hand.

SECTION 3.12. Authorizations. P&G and its Affiliates possess all material Authorizations necessary to enable them to carry on the Pharmaceuticals Business as currently conducted; all such material Authorizations are in full force and effect; and P&G and its Affiliates are in compliance in all material respects with such material Authorizations.

SECTION 3.13. Proceedings. There is no material Proceeding related to the Pharmaceuticals Business or the Pharmaceuticals Business Assets pending, or to the Knowledge of P&G, threatened, against P&G or any of its Affiliates, except for any such Proceedings commenced or threatened after the date hereof that, individually or in the aggregate, would not reasonably be expected to be material to the Pharmaceuticals Business. None of P&G or its Affiliates is a party or subject to or in default under any unsatisfied Judgment related to the Pharmaceuticals Business, other than such Judgments that individually or in the aggregate, would not reasonably be expected to be material to the Pharmaceuticals Business. This Section 3.13 does not relate to Intellectual Property matters, such items being the subject of Section 3.10, or matters relating to Environmental Laws or Releases of Hazardous Substances, such items being the subject of Section 3.14.

SECTION 3.14. Environmental Matters.

(a) To the Knowledge of P&G, except for any matters that, individually or in the aggregate, would not reasonably be expected to be material: (i) P&G and its Affiliates, in connection with their conduct of the Pharmaceuticals Business, are and for the past five years have been, and the Pharmaceuticals Business Assets and the Transferred Subsidiaries are and for the past five years have been, in compliance with all Environmental Laws and Environmental Permits; (ii) there have been no Releases of Hazardous Substances at, on, under, upon or from any Pharmaceuticals Business Asset or by, or on behalf of, any Transferred Subsidiary which Releases could reasonably be expected to give rise to a Liability under any Environmental Law; (iii) with respect to the Pharmaceuticals Business, the Pharmaceuticals Business Assets, and the Transferred Subsidiaries no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no Proceeding is pending or threatened by any Governmental Entity or other Person with respect to any matters relating to or arising out of any Environmental Law, any Environmental Permit or any Release of a Hazardous Substance; and (iv) there are no Liabilities arising in connection with or in any way relating to the Pharmaceutical Business, the

Pharmaceutical Business Assets or any Transferred Subsidiary arising under or relating to any Environmental Law, any Environmental Permit or any Release of a Hazardous Substance, and there are no facts, events, conditions, situations or set of circumstances arising in connection with or relating to the Pharmaceuticals Business, the Pharmaceuticals Business Assets or any Transferred Subsidiary which would reasonably be expected to result in or be the basis for any such Liability.

(b) To the Knowledge of P&G, (i) all Phase I, Phase II and similar environmental reports (or the most recent draft thereof) and (ii) all other material environmental investigations, studies, tests, reviews, and audits, in the case of (i) and (ii), conducted by or on behalf of P&G or its Affiliates and in its or their possession or control in relation to the Pharmaceutical Business, the Pharmaceutical Business Assets or any Transferred Subsidiary have been delivered to Purchaser prior to the date hereof.

(c) None of the Leased Property or Owned Property is located in New Jersey or Connecticut.

(d) For purposes of Article IX only, each of the representations and warranties contained in this Section 3.14 shall be deemed to be made as of the date hereof.

SECTION 3.15. Compliance with Law. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Pharmaceuticals Business, P&G and its Affiliates conduct, and since January 1, 2006, have conducted, the Pharmaceuticals Business in compliance with (i) all Laws applicable to the Pharmaceuticals Business and (ii) the Pharmaceutical Research and Manufacturers of America’s voluntary code on relationships with U.S. healthcare professionals, dated January 2009 and, since January 1, 2006, none of P&G or its Affiliates has received any written communication from a Governmental Entity that alleges the conduct of the Pharmaceuticals Business is not in such compliance. This Section 3.15 does not relate to Intellectual Property matters, such items being the subject of Section 3.10, matters relating to Environmental Laws or Releases of Hazardous Substances, such items being the subject of Section 3.14, food and drug regulatory matters, such items being the subject of Section 3.16, employment matters, such items being the subject of Section 3.17, employee benefits matters, such items being the subject of Section 3.18, or Tax matters, such items being the subject of Section 3.19.

SECTION 3.16. Food and Drug Regulatory Compliance.

(a) All Products and Pipeline Compounds developed, manufactured, labeled, stored, tested, marketed, promoted or distributed by P&G or its Affiliates and that are subject to the jurisdiction of the United States Food and Drug Administration (the “FDA”), Health Canada (“Health Canada”), the European Medicines Agency (the “EMEA”) and all relevant national health authorities of member states of the European Union, or any other jurisdiction in which the Products or Pipeline Compounds are developed, manufactured, labeled, stored, tested, marketed, promoted or distributed, are being, and at all times since January 1, 2006 have been, developed, manufactured, labeled, stored, tested, marketed, promoted or distributed, as applicable, in compliance in all material respects with the applicable requirements under all applicable Law, including the Federal Food, Drug and Cosmetic Act and the Public Health Service Act, and the

regulations promulgated thereunder and any other similar Law of Canada, the European Union or any member state of the European Union, and any other jurisdiction in which the Products or Pipeline Compounds are developed, manufactured, labeled, stored, tested, marketed, promoted or distributed (the “Drug or Health Laws”).

(b) All clinical trials relating to the Products or the Pipeline Compounds conducted by or on behalf of P&G or its Affiliates and, to the Knowledge of P&G, any Person pursuant to a development, manufacturing or other collaboration arrangement with P&G or any of its Affiliates (any such Person, a “Collaboration Partner”) have been, and are being, conducted in compliance in all material respects with (A) the applicable requirements of the Drug or Health Laws, including the requirements of Good Clinical Practice, Informed Consent, Institutional Review Boards (as those terms are defined by the FDA), (B) all applicable requirements relating to protection of human subjects contained in 21 C.F.R. Parts 50, 54 and 56, (C) all applicable requirements contained in 21 C.F.R. Part 312 and (D) all applicable similar regulatory requirements of any Governmental Entity in any jurisdiction where clinical trials have been, or are being, conducted. No clinical trial conducted by or on behalf of P&G, any of its Affiliates or, to the Knowledge of P&G, any Collaboration Partner, in connection with the Pharmaceuticals Business has been terminated or suspended prior to completion for safety reasons, and neither the FDA nor any other Governmental Entity, clinical investigator, institutional review board or independent monitoring committee that has or had jurisdiction over or participated in any such clinical trial has initiated, or, to the Knowledge of P&G, threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any such ongoing clinical trial.

(c) All manufacturing operations relating to the Products and clinical supplies of the Pipeline Compounds and conducted by P&G or its Affiliates, and to the Knowledge of P&G, all manufacturing operations relating to the Products and clinical supplies of the Pipeline Compounds conducted by P&G’s Collaboration Partners, have been and are being, to the extent required by Law, conducted in compliance in all material respects with the FDA’s current Good Manufacturing Practices (cGMPs) (or, in the case of non-human testing, current Good Laboratory Practices) for drug products and all applicable similar foreign regulatory requirements of any Governmental Entity.

(d) None of the Products has been recalled, suspended, or discontinued as a result of any action by the FDA, Health Canada, the EMEA or any national health authority or other similar Governmental Entity of any member state of the European Union, or any other jurisdiction in which the Products are manufactured, labeled, stored, marketed, promoted or distributed. No Proceedings by the FDA, Health Canada, the EMA or any national health authority or other similar Governmental Entity of any member state of the European Union, or any other jurisdiction in which the Products are manufactured, labeled, stored, marketed, promoted or distributed seeking the recall of any Product or withdrawal of any Pharmaceuticals Business Health Registration are pending or to the Knowledge of P&G threatened, against P&G, its Affiliates or its Collaboration Partners with respect to the Pharmaceuticals Business or against any of the Transferred Subsidiaries; provided, that the foregoing representation with respect to P&G’s Collaboration Partners is made solely to the Knowledge of P&G.

(e) None of P&G, its Affiliates or, to the actual knowledge of P&G, its Collaboration Partners, have committed any act, made any statement or failed to make any statement with respect to any Product, that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or for any other Governmental Entity to invoke any similar policy. None of P&G or its Affiliates or, to the actual knowledge of P&G, its Collaboration Partners, any of their respective officers, key employees or agents, has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or similar Laws in other jurisdictions or (ii) exclusion under 42 U.S.C. Section 1320a-7 or similar Laws in other jurisdictions. None of P&G or its Affiliates or, to the actual knowledge of P&G, its Collaboration Partners, has submitted with respect to any Product any claim for payment, or caused any claim to be filed relating, to any payment program in violation of any Laws relating to false claims, anti-kickback or fraud, including the Federal False Claim Act (31 U.S.C. Section 3729) and the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)). None of P&G or its Affiliates or, to the actual knowledge of P&G, its Collaboration Partners, have failed to comply with any applicable security and privacy standards regarding protected health information under the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. Section 3801 et. seq.) or similar Laws in other jurisdictions in connection with the Pharmaceuticals Business.

SECTION 3.17. Employee Matters (a) Since January 1, 2007, there has not (i) to the Knowledge of P&G, occurred any worker collective or union organizing efforts relating to any Pharmaceuticals Business Employees, (ii) occurred, nor is there now pending, nor to the Knowledge of P&G, threatened, any material strike, slow down, work stoppage, or other similar material labor action by any group of Pharmaceuticals Business Employees or (iii) been any breach by P&G or its Affiliates or other failure by P&G or its Affiliates to comply with the provisions of any collective bargaining agreement or other Contract with any labor organization, union or works council or any employment agreement covering any Pharmaceuticals Business Employee that (in the case of this clause (iii)) would reasonably be expected to result in significant liability to P&G, Purchaser or their respective Affiliates and there are no material grievances outstanding against the Pharmaceutical Business under any such agreement or Contract.

(b) Since January 1, 2009, the Pharmaceuticals Business has not experienced a “plant closing,” or “mass layoff” (as defined in the Worker Adjustment and Retraining Notification Act (together with any similar state, local or foreign law or regulation, the “WARN Act”)) affecting any site of employment of the Pharmaceuticals Business or one or more facilities or operating units within any site of employment or facility of the Pharmaceuticals Business, without complying with the WARN Act. During the period commencing 90 days prior to the date of this Agreement and ending on the date of the Closing, there are no, and as of the Closing, there will not have been, any “employment losses” (as defined in the WARN Act) or other terminations of employment with respect to current or former employees of P&G or its Affiliates employed in connection with the Pharmaceuticals Business in such numbers so as to trigger the application of the WARN Act.

(c) Schedule 3.17(c) sets forth a list of each employee identified by P&G as working in a P&G pharmaceuticals business cost center (other than any Double-Choice Employee or

Retained Employee) and each other Core In-Scope Employee that has been identified by P&G as of the date hereof using its good faith efforts, and for each employee identified on Schedule 3.17(c) sets forth: (i) such employee’s internal P&G employee identification number, function, base salary or hourly wage rate, cash bonus target, employee band, employer, home country, host country and employment site, age as of July 1, 2009, credited service date, and employment status and (ii) (A) whether such employee is entitled to receive specific benefits from P&G or its Affiliates relating to their expatriate status (an “Expatriate Package” and each such employee, an “Expatriate Employee”) and (B) whether such employee would be eligible to participate in P&G’s IRA as of the Closing, in each case as of the date hereof (and subject to update in accordance with delivery of the definitive Schedule 3.17(c) pursuant to Section 6.01(a), and without disclosing any such employee’s name.

(d) Schedule 3.17(d) sets forth for each Double-Choice Employee, (i) such employee’s internal P&G employee identification number, function, base salary or hourly wage rate, cash bonus target, employee band, employer, home country, host country and employment site, age as of July 1, 2009, credited service date, and employment status and (ii) (A) whether such employee is an Expatriate Employee and (B) whether such employee would be eligible to participate in P&G’s IRA as of the Closing, in each case as of the date hereof (and subject to update in accordance with delivery of the definitive Schedule 3.17(d) pursuant to Section 6.01(a)), and without disclosing any such employee’s name.

(e) Except as set forth on Section 3.17(e) of the P&G Disclosure Letter, with respect to the Core In-Scope Employees, the Double-Choice Employees, or any current or former employee of a Transferred Subsidiary, there has been no failure to comply in any material respect with applicable agreements or Laws regarding terms and conditions of employment, including immigration laws, discrimination laws, employee leave laws, worker classification, wage and hour laws, labor laws and occupational safety and health laws (“Employment Provisions”). There are no material claims, complaints, charges, audits, investigations or proceedings pending or, to P&G’s Knowledge, threatened in writing, by any Governmental Entity or Core In-Scope Employee, Double-Choice Employee or current or former employee of a Transferred Subsidiary with respect to any Employment Provisions.

(f) None of the Pharmaceuticals Business Employees are entitled to severance benefits in excess of the benefits provided under the applicable formula set forth in Section 6.02(c) of the P&G Disclosure Letter. Section 3.17(f) of the P&G Disclosure Letter sets forth a general description of the Expatriate Packages and International Retirement Arrangements made available by P&G and its Affiliates to the Pharmaceuticals Business Employees.

SECTION 3.18. Employee Benefits Matters (a) Section 3.18(a) of the P&G Disclosure Letter sets forth a list of each material Employee Benefit Plan. With respect to each Employee Benefit Plan required to be listed in Section 3.18(a) of the P&G Disclosure Letter, P&G has made available to Purchaser a true and correct copy or written summary of the material terms of each such Employee Benefit Plan. No Pharmaceuticals Business Employee is covered by any employment agreement or contractual severance commitment in connection with such employee’s employment with the Pharmaceutical Business other than an agreement consistent with a form of employment agreement identified as such in Section 3.18(a) of the P&G Disclosure Letter or the severance benefits set forth in Section 6.02(c) of the P&G Disclosure Letter.

(b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby is reasonably likely to give rise to or result in the accelerated funding, vesting, payment or increase in the amount or value of any payment or benefit to any Core In-Scope Employee or Double-Choice Employee, other than the “special separation” benefits described in Section 6.01(b) of the P&G Disclosure Letter.

(c) Section 3.18(c) of the P&G Disclosure Letter sets forth each material Employee Benefit Plan that is sponsored or maintained by a Transferred Subsidiary (each a “Section 3.18(c) Plan”). With respect to each plan required to be listed on Section 3.18(c) of the P&G Disclosure Letter, prior to the Closing Date P&G shall transfer such plan and all liabilities and obligations with respect to such plan to a P&G Affiliate other than the Transferred Subsidiaries.

(d) Except as may be provided under the Contracts listed in Section 3.11(a)(i) of the P&G Disclosure Letter and a form of letter of intent, employment agreement or expatriate benefit program listed and identified as such in Section 3.18(a) of the P&G Disclosure Letter, neither P&G nor any of its Affiliates has entered into any agreement or commitment to continue any benefits for any Pharmaceuticals Business Employee. As of the Closing Date not more than twenty Pharmaceutical Business Employees will be entitled to retention or separation benefits or promises similar to those described under a form letter of intent listed in Section 3.18(a) of the P&G Disclosure Letter or any similar arrangements.

(e) No Employee Benefit Plan or Contract covering any Pharmaceuticals Business Employee would provide a contractual right to severance, separation or similar benefits to any such employee upon such employee’s refusal of an offer of employment with Purchaser or a Purchaser Affiliate as of the Closing Date (or, as of the date such employee is able to return to active work status, if such employee is on a leave of absence, disability or sick leave as of the Closing Date), except for any Double Choice Employee that declines Purchaser’s offer of employment.

SECTION 3.19. Taxes

(a) Filing and Payment. All material Tax Returns required to be filed pursuant to the Code or applicable state, local or foreign tax laws by or on behalf of the Transferred Subsidiaries for Pre-Closing Tax Periods have been or will be timely filed and such Tax Returns are complete and accurate in all material respects. All material Taxes due and owing by the Transferred Subsidiaries (whether or not shown on any Tax Return) have been or will be paid in full or remitted, by the due date thereof. The Transferred Subsidiaries have withheld and timely paid to the appropriate Taxing Authority all material Taxes required to be withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and the Transferred Subsidiaries have complied with all material related recordkeeping and reporting requirements.

(b) Procedure and Compliance. Except as set forth in Section 3.19(b) of the P&G Disclosure Letter, (i) all Income Tax Returns filed with respect to Tax years of the Transferred

Subsidiaries through the Tax year ended June 30, 2005 are Income Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired; (ii) no request has been made for any extension of time (other than automatic extensions), within which to file any Income Tax Return that has not yet been filed; (iii) no Transferred Subsidiary (or any member of any affiliated, consolidated, combined or unitary group of which any Transferred Subsidiary is or has been a member) has granted any extension or waiver of the statute of limitations period applicable to any Income Tax Return, which period (after giving effect to such extension or waiver) has not yet expired; (iv) there is no claim, audit, action, suit, proceeding, or investigation now pending or threatened against or with respect to any Transferred Subsidiary in respect of any Income Tax or Income Tax Asset; (v) no adjustment that would increase the Income Tax liability, or reduce any Income Tax Asset, of any Transferred Subsidiary has been made, proposed or threatened by a Taxing Authority during any audit of a Pre-Closing Tax Period which could reasonably be expected to increase the tax liability or reduce a Income Tax Asset of such transferred Subsidiary in a Post-Closing Tax Period; (vi) there are no requests for rulings or determinations in respect of any Income Tax or Income Tax Asset of any Transferred Subsidiary pending with any Taxing Authority; (vii) none of the Transferred Subsidiaries or any of their Affiliates have received a tax opinion with respect to any transaction relating to any Transferred Subsidiary other than a transaction in the ordinary course of business; (viii) during the two-year period ending on the date hereof, none of the Transferred Subsidiaries has made or changed any tax election, changed any annual tax accounting period, or adopted or changed any method of tax accounting (to the extent that any such action may materially affect such Transferred Subsidiary and will be binding on Purchaser or any of its Affiliates (including, for the avoidance of doubt, the Transferred Subsidiaries) for a Post-Closing Tax Period), nor has any Transferred Subsidiary or P&G, to the extent it may affect or relate to any Transferred Subsidiary, filed or caused to be filed any amended Tax Return, entered into any closing agreement, settled any Tax claim or assessment, or surrendered any right to claim a Tax refund, offset or other reduction in Tax liability; and (ix) no material Liens (other than Permitted Liens) with respect to the Transferred Subsidiaries or the Pharmaceuticals Business Assets have been filed.

(c) Taxing Jurisdictions. Section 3.19(c) of the P&G Disclosure Letter contains a list of all jurisdictions (whether foreign or domestic) in which a Transferred Subsidiary has paid any Income Tax or in which any Tax Return with respect to Income Taxes has been filed by or on behalf of a Transferred Subsidiary. No jurisdiction in which a Transferred Subsidiary does not file Tax Returns has asserted that such Transferred Subsidiary is or may be liable for Income Taxes, or required to file a Tax Return with respect to Income Taxes, in such jurisdiction.

(d) Tax Sharing, Consolidation and Similar Arrangements. Except as set forth in Section 3.19(d) of the P&G Disclosure Letter, (i) no Transferred Subsidiary has been a member of an affiliated, consolidated, combined or unitary group other than one of which P&G was the common parent, or made any election or participated in any arrangement whereby any Income Tax liability or any Income Tax Asset of any Transferred Subsidiary was determined or taken into account for Income Tax purposes with reference to or in conjunction with any Income Tax liability or any Income Tax Asset of any other person; (ii) no Transferred Subsidiary is party to any Income Tax Sharing Agreement or to any other agreement or arrangement referred to in clause (ii) of the definition of “Income Tax”, other than an arrangement arising by operation of law; (iii) no amount of the type described in clause (ii) of the definition of “Income Tax” is currently payable by any Transferred Subsidiary, regardless of whether such Tax is imposed on any Transferred Subsidiary; and (iv) no Transferred Subsidiary has entered into any agreement or arrangement with any Taxing Authority with regard to the Income Tax liability of any Transferred Subsidiary affecting any Income Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(e) Certain Agreements and Arrangements. Except as set forth in Section 3.19(e) of the P&G Disclosure Letter, (i) neither P&G nor any Transferred Subsidiary or any Affiliate of P&G is a direct or indirect beneficiary of a guarantee of tax benefits or any other arrangement that has the same economic effect (including an indemnity from a seller or lessee of property, or other insurance) with respect to any transaction or tax opinion relating to any Transferred Subsidiary; (ii) no Transferred Subsidiary is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code, or in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4; (iii) during the five-year period ending on the date hereof, no Transferred Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code; and (iv) no Transferred Subsidiary has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code or has been requested to do so in connection with any transaction or proposed transaction.

(f) Post-Closing Attributes. Except as set forth in Section 3.19(f) of the P&G Disclosure Letter, (i) no Transferred Subsidiary will be required to include any adjustment in taxable income for any Post-Closing Tax Period under Section 481(c) of the Code (or any similar provision of the Tax laws of any jurisdiction) as a result of a change in method of accounting for a Pre-Closing Tax Period; (ii) no Tax Asset of the P&G Group apportionable to any Transferred Subsidiary is currently subject to a limitation under Section 382 or Section 383 of the Code; (iii) there is no consolidated overall foreign loss that could be allocated, in whole or in part, to any Transferred Subsidiary; (iv) no Transferred Subsidiary will be required to include in a Post-Closing Tax Period taxable income for which such Transferred Subsidiary recognized a permanent economic benefit (such as the receipt of cash or the equivalent thereof) without tax liability in a Pre-Closing Tax Period; and (v) with respect to each entity in which any Transferred Subsidiary owns an equity interest and which is fiscally transparent for Tax purposes, such entity’s Tax year will end on the Closing Date.

(g) Entity Classification. The entity classification of each Transferred Subsidiary as of the Closing, for U.S. federal income tax purposes, will be as set forth in Section 3.19(g) of the P&G Disclosure Letter.

(h) Certain Canadian Matters. None of the shares of the capital stock of the First Tier Subsidiaries and none of the Direct Assignment Assets constitutes “taxable Canadian property” within the meaning of the Income Tax Act (Canada) or “taxable Quebec property” within the meaning of the Quebec Taxation Act.

SECTION 3.20. Sufficiency of Assets. Assuming the receipt of all required Authorizations and all required consents of third parties for the transfer thereof, after giving effect to the Pre-Closing Reorganization and the services to be provided to Purchaser pursuant to the Transition Services Agreement and excluding any licensed software subject to “shrink wrap”

licenses: (i) the Pharmaceuticals Business Assets are sufficient for the Purchaser to continue immediately following the Closing to conduct the Pharmaceuticals Business in all material respects as currently conducted by P&G and its Affiliates; and (ii) the Pharmaceuticals Business Assets include Authorizations that, in the aggregate, are sufficient for the Purchaser to continue immediately following the Closing to manufacture and market the Products in all material respects as and to the extent the Products are currently being manufactured and marketed by P&G and its Affiliates.

SECTION 3.21. Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of P&G that might be entitled to any fee or commission in connection with the Acquisition, other than Goldman, Sachs & Co., and The Blackstone Group, each of whose fees and expenses shall be paid by P&G.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the disclosure letter prepared by Purchaser and attached to this Agreement (the “Purchaser Disclosure Letter”), which Purchaser Disclosure Letter shall be organized into sections corresponding to the Sections (or, if applicable, subsections) of this Article IV (provided, that any disclosure in a Section or subsection of the Purchaser Disclosure Letter shall apply to the corresponding Section or subsection of this Article IV, as well as to the matters represented or warranted in such other Sections or subsections of this Article IV with respect to which it is reasonably apparent on the face of such disclosure that such disclosure would apply or qualify, Purchaser hereby represents and warrants to P&G as of the date hereof and as of the Closing Date (except with respect to any representations and warranties expressly relating to an earlier date, in which case as of such earlier date) as follows:

SECTION 4.01. Organization and Standing. Purchaser is validly existing and in good standing under the laws of the jurisdiction in which it is organized.

SECTION 4.02. Authority; Execution and Delivery; Enforceability. Purchaser has the requisite corporate power and authority to execute this Agreement and the Transaction Documents to which it is or will be a party and to consummate the Acquisition and the other transactions contemplated by this Agreement and such Transaction Documents. Purchaser has taken all corporate action required by its Constitutive Documents to authorize the execution, delivery and performance of this Agreement and the Transaction Documents to which it is or will be a party and to authorize the consummation of the transactions contemplated to be consummated by Purchaser hereunder and thereunder. Purchaser has duly executed and delivered this Agreement and as of the Closing will have duly executed and delivered each Transaction Document to which it is or will be a party, and this Agreement constitutes, and each Transaction Document to which it will be a party will as of the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or law).

SECTION 4.03. Non-Contravention and Approvals. (a) The execution, delivery and performance by Purchaser of this Agreement does not, the execution and delivery by Purchaser of each Transaction Document to which it is or will be a party will not, and the consummation by Purchaser of the transactions contemplated hereby and thereby will not (i) conflict with or violate the Constitutive Documents of Purchaser, (ii) result in any breach of, constitute a default under or require any consent, notice or other action by any Person or give rise to any right of termination, cancellation or acceleration of any right or obligation, under any material Contract to which Purchaser is a party, (iii) conflict with or violate any Judgment or Law applicable to Purchaser or its properties or assets, or (iv) result in the creation of any Lien upon any of the properties or assets of Purchaser, in the case of each of clauses (ii), (iii) and (iv), other than any such items that, individually or in the aggregate, would not have a material adverse effect on the ability of Purchaser to consummate the Acquisition (a “Purchaser MAE”).

(b) No Authorization is required to be obtained or made by or with respect to Purchaser in connection with the execution, delivery and performance of this Agreement or the Transaction Documents or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with and filings under the HSR Act and any other applicable Antitrust Laws; (ii) compliance with, and such filings and notifications as may be required under applicable Environmental Laws which are set forth on Section 3.03(b) of the P&G Disclosure Letter; (iii) any consent, authorization or approval as may be required with respect to the Pharmaceuticals Business Health Registrations which are set forth on Section 3.03(b) of the P&G Disclosure Letter, (iv) those that may be required solely by reason of the P&G’s (as opposed to any third party’s) participation in the transactions contemplated hereby and by the Transaction Documents; and (v) such Authorizations, the failure of which to be obtained or made, individually or in the aggregate, would not have a Purchaser MAE.

SECTION 4.04. Proceedings. There are not any (a) outstanding Judgments against Purchaser or any of its Affiliates or (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Purchaser MAE.

SECTION 4.05. Financing. (a) Purchaser has or, at Closing will have, funds available sufficient to enable it to consummate the Acquisition and any obligations of Purchaser in connection with a Sanofi Put.

(b) Purchaser has delivered to P&G a true and complete fully executed copy of the commitment letter, dated as of August 24, 2009 between Purchaser and Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, Credit Suisse, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc, Morgan Stanley Senior Funding, Inc, Barclays Bank PLC, Barclays Capital, the investment banking division of Barclays Bank PLC and Citigroup Global Markets Inc. and certain of their respective affiliates, including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Purchaser) have severally agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Purchaser and, to the knowledge of Purchaser, the other parties thereto. There are no conditions precedent or contingencies related to the funding of the full amount of the Financing (including pursuant to any “flex” provisions), other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, assuming the accuracy of P&G’s representations and warranties contained in Section 3.07, the net proceeds contemplated from the Financing, together with other financial resources of Purchaser including cash on hand of Purchaser on the Closing Date (such net proceeds, together with such other financial resources, in the aggregate, the “Funding Sources”), will, in the aggregate, be sufficient for the satisfaction of (i) all of Purchaser’s obligations under Section 2.04, (ii) any obligations of Purchaser in connection with a Sanofi Put (other than any amount to be funded by P&G pursuant to the Collaboration Matters Agreement (such amount, the “P&G Funding Amount”)), and (iii) the payment of all fees and expenses reasonably expected to be incurred in connection herewith. As of the date of this Agreement, (i) (assuming the accuracy of P&G’s representations and warranties contained in Section 3.07 hereof) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Purchaser under the Commitment Letter and (ii) subject to the satisfaction of the conditions contained in Sections 7.01 and 7.02 and P&G’s compliance with its obligations under this Agreement, Purchaser does not have any reason to believe that any of the conditions precedent to the Financing will not be satisfied (provided that Purchaser makes no representation regarding the satisfaction of conditions to the extent relating to P&G and its Affiliates or the Pharmaceuticals Business). Purchaser has fully paid any commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.

(c) As of the Closing and immediately after consummating the Acquisition and the other transactions contemplated by this Agreement (and at the time of the satisfaction of the Sanofi Put if exercised), Purchaser and its consolidated subsidiaries taken as a whole will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business, including the Pharmaceuticals Business, or (iii) have incurred or plan to incur debts beyond its ability to repay such debts as they become absolute and matured.

SECTION 4.06. Securities Laws. The shares of capital stock of the Transferred Subsidiaries are being acquired by Purchaser for investment purposes only and not with a view to any public distribution thereof. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the capital stock of the Transferred Subsidiaries and is capable of bearing the economic risks of such investment.

SECTION 4.07. Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of Purchaser that might be entitled to any fee or commission in connection with the Acquisition other than those that are party to the Commitment Letter, whose fees and expenses shall be paid by Purchaser.

ARTICLE V

COVENANTS

SECTION 5.01. Conduct of Business. (a) Except for matters (i) set forth in Section 5.01 of the P&G Disclosure Letter, (ii) consented to in writing by Purchaser (such consent not to be unreasonably withheld or delayed) or (iii) otherwise specifically required by the terms of this Agreement (including Sections 5.07 and 5.09), from the date of this Agreement to the Closing Date, P&G shall, and shall cause its Affiliates to (x) conduct the Pharmaceuticals Business in the ordinary course of business, and (y) use its commercially reasonable efforts to preserve intact the material business relationships of the Pharmaceuticals Business with customers, suppliers, contract manufacturers and others with whom the Pharmaceuticals Business deals in the ordinary course of business.

(b) Without limiting the generality of the foregoing, subject to requirements of applicable law (including any Antitrust Law), except for matters set forth in Section 5.01 or Section 5.09 of the P&G Disclosure Letter; consented to in writing by Purchaser (such consent not to be unreasonably withheld or delayed); or otherwise specifically required by the terms of this Agreement, from the date of this Agreement to the Closing Date, P&G shall not, and shall not permit its Affiliates to, with respect to the Pharmaceuticals Business:

(i) amend the Constitutive Documents of any Transferred Subsidiary;

(ii) adopt or amend any Employee Benefit Plans or grant any general increase in compensation to Pharmaceuticals Business Employees other than (A) periodic raises in accordance with historical practice, (B) vesting of accrued benefits under the Employee Benefit Plans; (C) modifications to the terms of employment generally applicable to employees of P&G and its Affiliates in the same jurisdiction as the relevant Pharmaceuticals Business Employees; or (D) otherwise as required by applicable Law;

(iii) hire or transfer into the Pharmaceuticals Business any employee at Band 5 or higher;

(iv) sell, lease, transfer or dispose of any material Pharmaceuticals Business Assets other than sales of finished goods inventories in the ordinary course of business or sales, transfers or dispositions of obsolete items;

(v) acquire by merging or consolidating with, or by purchasing a substantial portion of the stock (or other equity interests) or Assets or acquire any other material Assets (other than inventory) that if so acquired prior to the Closing would constitute Pharmaceuticals Business Assets;

(vi) grant any license to any material Intellectual Property included in the Pharmaceuticals Business Assets;

(vii) make or incur any capital expenditures other than those provided for in the forecast for the Pharmaceuticals Business provided to Purchaser prior to the date hereof and other than such expenditures not included in the budget with an aggregate cost not exceeding $1,500,000;

(viii) enter into any agreement restricting the ability of the Transferred Subsidiaries, Purchaser or any of its Affiliates to compete or engage in any business or geographic area;

(ix) except in the ordinary course of business, make any material change to any pricing, marketing, billing, or receivables collection or payables or liability payment practices of the Pharmaceuticals Business;

(x) grant, create or incur any material Lien (other than a Permitted Lien) on any Pharmaceuticals Business Asset or the Transferred Subsidiaries that will not be discharged on or prior to the Closing;

(xi) enter into, amend or modify in any material respect any Material Contract, or otherwise waive, release or assign any material rights, claims or benefits of any Material Contract;

(xii) except in the ordinary course of business, enter into any commitment that would not be fulfilled in full prior to the Closing to make any loans, advances or capital contributions to, or investments in, any other Person with respect to the Pharmaceuticals Business;

(xiii) change in any material respect the methods of accounting or accounting practice by P&G with respect to the Pharmaceuticals Business, except as required by US GAAP as agreed to by its independent public accountants;

(xiv) settle, or offer or propose to settle, (x) any material Proceeding or other claim involving or against the Pharmaceuticals Business or (y) any Proceeding or dispute that relates to the transactions contemplated hereby in each case, other than any such Proceeding, claim or dispute that relates to any Specified Indemnified Liability, so long as such settlement does not provide for equitable relief or other material ongoing constraints against any Transferred Subsidiary or any Pharmaceuticals Business Asset; or

(xv) commit or agree, whether in writing or otherwise, to do any of the foregoing.

(c) Notwithstanding any provision of this Section 5.01, Purchaser acknowledges and agrees that P&G shall be permitted to execute or cause to be executed the transactions set forth in Schedule 5.07.

SECTION 5.02. Financial Statements. As soon as reasonably practicable and using reasonable best efforts to deliver by September 1, 2009, P&G shall provide Purchaser with (i) the audited combined statements of income, equity and cash flows of the Pharmaceuticals Business for the fiscal years ended June 30, 2007, June 30, 2008 and June 30, 2009, and (ii) the audited combined balance sheets of the Pharmaceuticals Business as of June 30, 2008 and June 30, 2009 (the balance sheet as of June 30, 2009, the “Audited Balance Sheet”), in each case together with the notes thereto and accompanied by unqualified opinions of the independent accountants (collectively, the “Audited Financial Statements”). As soon as reasonably practicable and using reasonable best efforts to deliver by September 15 2009, P&G shall provide Purchaser unaudited combined income statements for the six months ended December 31, 2007 and December 31, 2008, upon which statements the Pharmaceutical Business’ independent auditors shall have performed the procedures set forth in Section 5.02 of the P&G Disclosure Letter. As soon as reasonably practicable and no later than 40 days after the end of the applicable fiscal quarter (even if such delivery date occurs after the Closing Date), P&G shall deliver unaudited combined financial statements for any interim quarterly period or periods ended after June 30, 2009 and on or prior to the Closing Date, together with interim financial statements for the same period in the prior year, which interim financial statements shall be prepared in accordance with US GAAP on the same basis as the Audited Financial Statements and shall have been reviewed by the Pharmaceutical Business’ independent auditors using professional standards and procedures for conducting such reviews as required by Rule 10-01 of Regulation S-X for interim financial statements filed in a periodic report with the Securities and Exchange Commission. The interim financial statements described in the two preceding sentences are the “Required Interim Financial Statements.” In addition, if the Closing Date does not coincide with the last day of a fiscal quarter, P&G shall deliver, within 40 days after the end of the fiscal quarter in which the Closing Date occurs, such financial information for the Pharmaceuticals Business for the portion of such fiscal quarter ending on the Closing Date that is required by the Purchaser to establish an opening balance sheet for the Pharmaceuticals Business as of the close of Business on the Closing Date or for purposes of preparing pro forma financial statements (which financial information need not be reviewed as set forth above).

SECTION 5.03. Access to Information; Cooperation. (a) Subject to applicable Antitrust Laws, from the date hereof to the Closing Date, P&G shall, and shall cause its Affiliates to, (i) give Purchaser and its Representatives reasonable access, upon reasonable prior notice during normal business hours, to the properties, books and records to the extent relating to the Pharmaceuticals Business (other than the Excluded Assets); (ii) furnish to Purchaser and its Representatives such financial and operating data and other information relating to the Pharmaceuticals Business as such Persons may reasonably request and (iii) use its reasonable best efforts to obtain the assistance of P&G’s employees, counsel, accountants and financial advisors in connection with P&G’s cooperation with Purchaser’s investigation of the Pharmaceuticals Business; provided, however, that such access, information requests and other cooperation do not unreasonably disrupt the normal operations of P&G or its affiliates or the Pharmaceuticals Business). Nothing contained in this Section 5.03(a) shall obligate P&G or its Affiliates to breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise, or to waive any attorney-client privilege. Except as provided in the second sentence of Section 5.21, no investigation by Purchaser or other information received by Purchaser pursuant to this Section or otherwise shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by P&G hereunder.

Nothing contained in this Section 5.03(a) shall obligate P&G or its Affiliates to breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise, or to waive any attorney-client privilege.

(b) Subject to applicable Antitrust Laws, after the Closing Date, each of the parties shall grant to the other such access to employees, financial records and other information in their possession related to their conduct of the Pharmaceuticals Business and such cooperation and assistance as shall be reasonably required to enable each of them to complete their legal, regulatory, stock exchange and financial reporting requirements and for any other reasonable business purpose, including in respect of litigation and insurance matters, other than with respect to litigation or other disputes between the parties hereto. Each party shall promptly reimburse the other for such other party’s reasonable out-of-pocket expenses associated with requests made by such first party under this Section 5.03(b), but no other charges shall be payable by the requesting party to the other party in connection with such requests. P&G shall provide any consent or waiver reasonably required in order to permit Purchaser to engage the same counsel to represent Purchaser following the Closing in connection with Pharmaceuticals Business matters on which such counsel had represented P&G and its Affiliates prior to the Closing.

(c) Purchaser acknowledges and agrees that (i) certain records may contain information relating to P&G and its Affiliates other than the Transferred Subsidiaries, or their respective divisions or businesses other than the Pharmaceuticals Business and that P&G may retain copies thereof and (ii) prior to making any records available to Purchaser, P&G may redact any portions thereof that relate to P&G and its Affiliates other than the Transferred Subsidiaries, or their respective divisions or businesses other than the Pharmaceuticals Business.

SECTION 5.04. Efforts; Antitrust Notifications. (a) On the terms and subject to the conditions of this Agreement (including the provisions of Section 5.06 with respect to P&G’s obligations to obtain any required Authorizations or consents of third parties), P&G, on the one hand, and Purchaser, on the other hand, shall use their respective reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary or appropriate to satisfy the conditions to the Closing, to consummate the transactions contemplated hereby as promptly as practicable and to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing.

(b) P&G, on the one hand, and Purchaser, on the other hand, shall, as promptly as practicable after the date hereof, file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) any notification and report forms required for the transactions contemplated by this Agreement and any supplemental information requested in connection therewith pursuant to the HSR Act. P&G, on the one hand, and Purchaser, on the other hand, shall, as promptly as practicable, make such other filings as are necessary in other jurisdictions in order to comply with all applicable Antitrust Laws, and shall promptly provide any supplemental information requested by applicable Governmental Entities relating thereto. Any such filing, notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act or such other applicable Antitrust Law. P&G, on the one hand, and Purchaser, on the other hand, shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or such other applicable Antitrust Law. P&G, on the one hand, and Purchaser, on the other hand, shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Entity and shall comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or such other applicable Antitrust Law. Any such supplemental information shall be in substantial compliance with the requirements of the HSR Act or such other applicable Antitrust Law. Each party shall use its reasonable best efforts to obtain any clearance required under the HSR Act or such other applicable Antitrust Law for the consummation of the transactions contemplated by this Agreement.

SECTION 5.05. Financing Cooperation.

(a) Purchaser shall use its reasonable best efforts to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including to (i) maintain in effect the Commitment Letter, (ii) negotiate definitive agreements with respect thereto on terms and conditions (including the “flex” provisions) contemplated by the Commitment Letter and execute and deliver to P&G a copy thereof substantially concurrently with such execution, (iii) satisfy on a timely basis all conditions applicable to Purchaser in the Commitment Letter that are within its control and comply with its obligations thereunder, and (iv) enforce its rights under the Commitment Letter in the event of a breach by the financing sources that impedes or delays Closing, including seeking specific performance of the parties thereunder. In the event that all conditions to the Commitment Letter have been satisfied, or upon funding will be satisfied, Purchaser shall use its reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund on the Closing Date the Financing (together with funds from other Funding Sources) required to consummate the Acquisition, and to fund, when applicable, any portion of the Financing required to satisfy any obligations of Purchaser in connection with a Sanofi Put (other than the P&G Funding Amount) (in each case, including by Purchaser taking enforcement action, including seeking specific performance, to cause such lenders and the other Persons providing such Financing to fund such Financing). Purchaser shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources, provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter that amends the Financing and/or substitution of all or any portion of the Financing shall not (A) expand upon or amend in any way that is adverse to P&G the conditions precedent or contingencies to the Financing as set forth in the Commitment Letter or (B) be reasonably expected to prevent or impede or delay the consummation of the Acquisition. Purchaser shall be permitted to reduce the amount of Financing under the Commitment Letter in its reasonable discretion, provided, that Purchaser shall not reduce the Financing to an amount committed below the amount that is required, together with other Funding Sources, to satisfy (1) Purchaser’s obligations under Section 2.04, (2) any obligations of Purchaser in connection with a Sanofi Put (other than the P&G Funding Amount), and (3) the payment of all fees and expenses reasonably expected to be incurred in connection herewith, and provided, further, that such reduction shall not (A) expand upon or amend in any way that is adverse to P&G the conditions precedent or contingencies to the Financing as set forth in the Commitment Letter or (B) be reasonably expected to prevent or impede or delay the consummation of the Acquisition and the other transactions contemplated by this Agreement. If any portion of the Financing becomes unavailable or Purchaser becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions (including the “flex” provisions) contemplated in the Commitment Letter and such portion is reasonably required to satisfy (1) the Purchaser’s obligations under Section 2.04, (2) any obligations of the Purchaser in connection with the Sanofi Put (other than the P&G Funding Amount), and (3) the payment of all fees and expenses reasonably expected to be incurred in connection herewith, Purchaser shall use its reasonable best efforts to arrange and obtain alternative financing from alternative financing sources in an amount sufficient (together with other Funding Sources) to satisfy (1) the Purchaser’s obligations under Section 2.04, (2) any obligations of the Purchaser in connection with the Sanofi Put (other than the P&G Funding Amount), and (3) the payment of all fees and expenses reasonably expected to be incurred in connection herewith upon conditions no less favorable than those in the Commitment Letter, as promptly as practicable following the occurrence of such event. Purchaser shall give P&G prompt oral and written notice (but in any event not later than 48 hours after the Purchaser becoming aware of occurrence) of any material breach by any party to the Commitment Letter or of any condition not likely to be satisfied, in each case, of which Purchaser becomes aware or any termination of the Commitment Letter. Purchaser shall keep P&G informed on a reasonably current basis of the status of its efforts to arrange the Financing.

(b) P&G shall provide, and shall cause its Affiliates, and shall use its reasonable best efforts to cause each of its and their respective representatives, including legal, tax, regulatory and accounting, to provide all cooperation reasonably requested by Purchaser in connection with the Financing or any alternate debt or equity financing in connection with the transactions contemplated hereby (the “Financing Arrangements”), including (i) providing information relating to the Pharmaceuticals Business to the lenders and other financial institutions and investors that are or may become parties to the Financing Arrangements and to any underwriters, initial purchasers or placement agents in connection with the Financing Arrangements (the “Financing Parties”) (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Purchaser and the Pharmaceuticals Business customary for such financing or reasonably necessary for the completion of the Financing by the Financing Parties) to the extent reasonably requested by Purchaser to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter and in advance of the Marketing Period, (ii) prior to and during the Marketing Period, participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Financing and senior management and Representatives, with appropriate seniority and expertise, of the Pharmaceuticals Business), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies, (iii) in advance of the Marketing Period, assisting in the preparation of (A) any customary offering documents, bank information memoranda, prospectuses and similar documents (including historical and pro forma financial statements and information customarily included in such documents or required by Form S-1 under the rules and regulations under the Securities Act of 1933, as amended (the “Securities Act”), for any of the Financing, and (B) materials for rating agency presentations, (iv) cooperating with the marketing efforts for any of the Financing, (v) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Affiliates to execute and deliver (or use reasonable best efforts to obtain from their advisors), customary certificates, accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Financing and in connection with any filings required to be made by Purchaser pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended, where the Audited Financial Statements are included or incorporated by reference), or other documents and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by Purchaser as necessary and customary in connection with the Financing, (vi) furnishing Purchaser and the Financing Parties with financial and other information regarding the Pharmaceuticals Business as may be reasonably requested by Purchaser to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter, (vii) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, including participation in due diligence sessions and providing customary comfort letters and any consents required under the Securities Act or the Securities Exchange Act of 1934, as amended, and (viii) cooperating reasonably with Purchaser’s financing sources’ due diligence and with their efforts to obtain guarantees from Transferred Subsidiaries and obtain and perfect security interests in Pharmaceutical Business Assets intended to constitute collateral securing such financing, with such cooperation occurring prior to or simultaneously with the Closing, but the execution of any guarantees or security arrangements not taking effect until the Closing, in each case, to the extent customary and reasonable; provided that neither P&G nor any of its Affiliates (other than the Transferred Subsidiaries after the Closing) shall (A) be required to pay any commitment or other similar fee under the Financing, (B) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Financing (or alternative financing that Purchaser may raise in connection with the transactions contemplated by this Agreement) or (C) be required to incur any other liability in connection with the Financing (or any alternative financing that Purchaser may raise in connection with the transactions contemplated by this Agreement) unless reimbursed or reasonably satisfactorily indemnified by Purchaser. Purchaser (i) shall promptly, upon request by P&G, reimburse P&G for 50% of all reasonable out-of-pocket costs (including reasonable attorneys’ and accountants’ fees) incurred by P&G, any of its Affiliates or their respective representatives in connection with the cooperation of P&G and its Affiliates contemplated by this Section 5.05; provided, that Purchaser’s aggregate reimbursement obligation pursuant to this clause (i) shall be limited to a maximum of $1,500,000, (ii) acknowledges and agrees that P&G and its Affiliates (other than the Transferred Subsidiaries after the Closing) shall not have any responsibility for, or incur any liability to any Person under, the Financing or any alternative financing that Purchaser may raise in connection with the transactions contemplated by this Agreement and (iii) shall indemnify and hold harmless P&G and its Affiliates and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except (x) with respect to any information provided by P&G or any of its Affiliates in writing for inclusion in customary offering documents and (y) for any of the foregoing to the extent the same is the result of willful misconduct or bad faith of P&G, any such Affiliate or their respective Representatives. “Marketing Period” means a single period of 20 consecutive Business Days commencing on the fourth Business Day following the delivery by P&G to Purchaser of the Audited Financial Statements, all Required Interim Financial Statements required as of such commencement date, and the other information and cooperation required in advance of the Marketing Period pursuant to this Section 5.05, and during which period Purchaser shall have all Required Interim Financial Statements and other information required pursuant to this Section 5.05, and ending no later than the Outside Date.

(c) In the event that the Commitment Letter is amended, replaced, supplemented or otherwise modified, including as a result of obtaining alternative financing in accordance with Section 5.05(a), or if Purchaser substitutes other debt or equity financing for all or a portion of the Financing, each of Purchaser and P&G shall comply with its covenants in clauses (a) and (b) of Section 5.05 and with respect to the Commitment Letter as so amended, replaced, supplemented or otherwise modified and with respect to such other debt or equity financing to the same extent that Purchaser and P&G would have been obligated to comply with respect to the Financing.

(d) P&G shall cause its internal legal counsel to provide reasonable assistance to Purchaser and Purchaser’s counsel in connection with the rendering of any legal opinions as may be reasonably necessary in connection with the Financing, in each case in customary form and of customary scope for the applicable jurisdiction and a transaction such as the Financing; provided, that P&G’s internal counsel shall not be required to render any such opinion. P&G shall consent to Purchaser’s retention of P&G’s existing outside counsel for the limited purpose of rendering any opinion of a type described above.

SECTION 5.06. Certain Authorizations and Third Party Consents.

(a) Prior to the Closing and for a reasonable period not to exceed one year thereafter, P&G, on the one hand, and Purchaser, on the other hand, shall, and shall cause their respective Affiliates to, use their reasonable best efforts to obtain, and to cooperate in obtaining, all Authorizations, and all consents and waivers from third parties, necessary or appropriate to permit the consummation of the Acquisition and the conduct of the Pharmaceuticals Business by the Purchaser and the Purchasing Affiliates following the Closing in the manner conducted by P&G and its affiliates immediately prior to the Closing. The obligations of P&G and Purchaser to bear any fees payable to third parties required in order to obtain any consents or waivers of third parties, shall be subject to the provisions of Schedule 5.06. Notwithstanding the foregoing or any other provision of this Agreement, (i) except as set forth on Schedule 5.06, the “reasonable best efforts” of a party shall not require it to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such Authorization, consent or waiver may be required other than nominal filing or application fees and (ii) in connection with obtaining any Authorization from a third party related to a Pharmaceuticals Business Contract, no material amendment, waiver, consent or other changes will be made to any such Pharmaceuticals Business Contract without the prior written consent of Purchaser (not to be unreasonably withheld).

(b) Subject to Section 5.16, if and to the extent the valid, complete and perfected transfer or assignment (or novation, if applicable) to Purchaser of any Pharmaceuticals Business Asset as of the Closing Date would be a violation of applicable Law, would require any Authorization or any third party approval, consent or waiver then, the applicable transfer or assignment shall be automatically deemed deferred and any such purported transfer or assignment shall be null and void until such time as all legal impediments are removed and/or such Authorization and/or third party approval, consents or waivers have been obtained. If any Pharmaceutical Business Asset is not transferred or assigned to Purchaser at Closing as a result of this Section 5.06(b) or for any other reason, then for two years, P&G shall (i) use its reasonable best efforts (with any out of pocket expenses incurred by P&G being subject to the provisions of Schedule 5.06) to retain such Pharmaceuticals Business Asset for the use and benefit, insofar as reasonably possible, of Purchaser or a Purchasing Affiliate and implement an arrangement with the intent that Purchaser or such Purchasing Affiliate shall obtain (without infringing upon the legal rights of such third party or violating any applicable Law) the economic claims, rights and benefits under any such Pharmaceuticals Business Asset and (ii) take such other actions as may be reasonably requested by Purchaser in order to place Purchaser, insofar as reasonably possible, in the same position as if such Pharmaceuticals Business Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Pharmaceuticals Business Asset, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Pharmaceuticals Business Assets, are to inure from and after the Closing to Purchaser; provided, that to the extent that the Transition Services Agreement provides for a means for Purchaser and its Affiliates to have access to such Pharmaceuticals Business Asset, the provisions of the Transitional Services Agreement shall apply in lieu of the foregoing clauses (i) and (ii). Without limiting the foregoing, at the reasonable request and expense of Purchaser, P&G shall cooperate with Purchaser to enforce any rights or remedies P&G or its Affiliates may have with respect to any Pharmaceuticals Business Asset the transfer of which is delayed or not completed on the Closing Date. For no additional consideration and at such time as P&G and Purchaser agree after obtaining the applicable Authorization, consent or waiver, if obtained prior to the expiration of the two-year period specified above, P&G shall cause any such Pharmaceuticals Business Asset to be sold, conveyed, assigned, transferred and delivered to Purchaser and Purchaser shall purchase, acquire, accept and assume such Pharmaceuticals Business Asset.

SECTION 5.07. Intercompany Agreements and Accounts, Cash Extraction Transactions. (a)

(i) From time to time prior to the Closing Date, all intercompany accounts receivable and accounts payable between a Transferred Subsidiary, on the one hand, and a P&G Affiliate (other than a Transferred Subsidiary), on the other hand, shall be netted.

(ii) Any net positive A/R balance or cash in the Transferred Subsidiaries, after the netting in clause (i), shall be distributed, transferred or otherwise used in the manner set forth in Schedule 5.07, to the extent and in the manner provided therein, and P&G shall be permitted to take the actions outlined in Schedule 5.07. P&G (x) prior to implementing the capital reductions described in Schedule 5.07, shall involve Purchaser in all decisions regarding the actual implementation thereof and shall provide to Purchaser for its review and comment (which comments P&G shall consider in good faith) all documents proposed to be used to implement such capital reductions, and (y) will keep Purchaser reasonably informed of all other actions it undertakes pursuant to Schedule 5.07, including, where reasonably practicable, providing Purchaser with advance notice of such actions and documentation relating to any distributions, transfers or other uses. Any net positive A/R balance not distributed, transferred or otherwise used in the manner set forth in Schedule 5.07 prior to Closing shall be settled in cash on or before the Closing.

(iii) As soon as practicable but in no event less than 14 days prior to any proposed distribution, transfer or other use by P&G prior to the Closing of cash not described in Schedule 5.07, P&G shall provide to Purchaser a written statement describing such intended distribution, transfer or other use, and setting forth in reasonable detail its calculation of the amount of cash to be so distributed, transferred or otherwise used. Purchaser shall review such intended distribution, transfer or other use, and the amounts thereof, to determine whether it will result in any adverse consequences (other than immaterial consequences) to Purchaser or its Affiliates. P&G shall provide, as soon as reasonably practicable, such information as Purchaser may reasonably request for purposes of such review. In the event that Purchaser reasonably believes that such distribution, transfer or other use would result in any adverse consequences (other than immaterial consequences) to Purchaser or its Affiliates, Purchaser shall so notify P&G in writing within 7 days after the receipt of such written statement, and the parties shall thereafter negotiate in good faith for 5 days to resolve any disagreement as to whether such distribution, transfer or other use would result in such adverse consequences (other than immaterial consequences) to Purchaser or its Affiliates. If Purchaser and P&G fail to resolve such dispute within 5 days, the Tax Accounting Referee (as defined in Section 5.14(m)) shall resolve such dispute. Prior to the expiration of such 14-day period, P&G shall not effect such distribution, transfer or other use, and, in the event that Purchaser timely provides a notice of disagreement as provided in the previous sentence, P&G shall not effect such distribution, transfer or other use prior to the resolution of such dispute.

(b) (i) Within 45 days after the Closing Date, P&G shall deliver to Purchaser a statement (the “Cash Balance Statement”) setting forth the amount of cash held by each Transferred Subsidiary as of the Closing Date. Purchaser shall have the right to review the Cash Balance Statement, and P&G shall, as promptly as reasonably practicable, provide such information as Purchaser may reasonably request for purposes of such review. If within 15 days after receipt of the Cash Balance Statement Purchaser notifies P&G that it disagrees with the one or more of the amounts reflected on the Cash Balance Statement, Purchaser and P&G will negotiate in good faith to resolve such dispute. If Purchaser and P&G fail to resolve such dispute within 30 days, the Tax Accounting Referee (as defined in Section 5.14(m)) shall resolve such dispute. If Purchaser does not respond within 30 days, or upon resolution of the disputed items, each Transferred Subsidiary shall be deemed as of the Closing Date to hold an amount of cash (the “Trapped Cash”) equal to the amount so reflected on the Cash Balance Statement (such as may have been adjusted pursuant to the resolution of a dispute with respect thereto).

(ii) Notwithstanding anything in this Agreement to the contrary, but only to the extent it is not transferred to P&G or an Affiliate thereof pursuant to this Section 5.07, all Trapped Cash shall be deemed to be Pharmaceuticals Business Assets (but for the avoidance of doubt, Trapped Cash shall not be taken into account in the determination of Closing Adjusted Working Capital, Estimated Closing Adjusted Working Capital or Final Closing Adjusted Working Capital).

(iii) As soon as reasonably practicable after Closing Date, Purchaser shall take the actions set forth under clause (c) of Schedule 5.07. In addition to taking those actions, Purchaser shall consider in good faith any other actions (the “Post-Closing Non-Scheduled Actions”) proposed, within one year of the Closing Date, by P&G to cause the Trapped Cash to be distributed to Purchaser (or an Affiliate thereof) and remitted to P&G. To the extent it reasonably determines that a Post-Closing Non-Scheduled Action will not result in any adverse consequences (other than immaterial consequences) to Purchaser or its Affiliates, Purchaser shall use its reasonable best efforts to implement such actions; provided that (i) Purchaser shall not be obligated to engage in any transaction pursuant to this Section 5.07(b) where the amount to be paid to P&G, after taking any reduction in such amount pursuant to Section 5.07(c), would not exceed $500,000 and (ii) Purchaser shall not be obligated to implement any Post-Closing Non-Scheduled Action that cannot, with reasonable best efforts of Purchaser, be initiated within one year of Closing.

(iv) If, after any distribution, transfer or use of cash pursuant to this Section 5.07, Purchaser or any Affiliate is subsequently required under applicable Law to recontribute or retransfer all or any portion of such amount to the Transferred Subsidiary that made such distribution, transfer or other use because such distribution, transfer or other use was, in whole or in part, in violation of applicable Law, Purchaser shall notify P&G of such requirement and provide a detailed calculation of the amounts required to be recontributed. Purchaser and P&G shall cooperate in good faith to effect a solution that would not result in any adverse consequences (other than immaterial consequences) to Purchaser or its Affiliates, and that would not require such recontribution. If Purchaser and P&G agree that no such solution can be found, P&G shall promptly repay to Purchaser (or, at the option of Purchaser, its Affiliate) an amount equal to the amount that Purchaser or such Affiliate is required to so recontribute or retransfer. If Purchaser and P&G disagree as to whether any such solution can be effected, and fail to resolve such dispute within 30 days, the Tax Accounting Referee (as defined in Section 5.14(m)) shall resolve such dispute.

(c) P&G shall be responsible for all out-of-pocket costs and expenses (including withholding Taxes and any Taxes resulting from any distribution or transfer made by a Transferred Subsidiary) incurred by Purchaser and its Affiliates (including, for the avoidance of doubt, the Transferred Subsidiaries after the Closing) in connection with any obligation of or transaction undertaken by Purchaser or such Affiliates pursuant to this Section 5.07. Purchaser (i) shall use reasonable best efforts to minimize such costs and expenses (except that Purchaser shall not be required to take any action that would result in adverse consequences (other than immaterial consequences) to Purchaser or its Affiliates) and (ii) if Purchaser expects to incur any such costs or expenses in connection with a cash distribution, transfer or other use that are expected to exceed the greater of $50,000 or 5% of the amount of such cash distribution, transfer or other use, shall advise and consult with P&G regarding such proposed cost or expense in advance of incurring any such cost or expense. Purchaser shall provide a detailed calculation of any amounts (the “Section 5.07(c) Reduction Amounts”) by which Purchaser proposes to reduce any amounts otherwise payable to P&G pursuant to this Section 5.07. Purchaser shall provide P&G with such information as P&G may reasonably request with respect to Purchaser’s determination of any Section 5.07(c) Reduction Amount. If, within 10 days of Purchaser’s proposal of a Section 5.07(c) Reduction Amount, P&G notifies Purchaser of its objection to the reasonableness of a Section 5.07(c) Reduction Amount, Purchaser and P&G shall cooperate in good faith to determine an appropriate adjustment, if any, thereto. If Purchaser and P&G do not agree on such an adjustment within 30 days, the Tax Accounting Referee (as defined in Section 5.14(m)) shall resolve such dispute. Purchaser shall be permitted to withhold from the related payment to P&G an amount equal to Purchaser’s initially proposed Section 5.07(c) Reduction Amount until any dispute is resolved pursuant to this Section 5.07(c).

(d) Prior to the Closing Date, P&G shall take, or cause to be taken, all necessary actions to cause all intercompany agreements between P&G or its Affiliates (other than the Transferred Subsidiaries), on the one hand, and the Transferred Subsidiaries, on the other hand, to be terminated as of the Closing.

SECTION 5.08. Publicity. Neither P&G, on the one hand, nor Purchaser, on the other hand, shall issue or permit any of their respective Affiliates to issue any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, except as may be required by applicable Law or stock exchange rules or regulations (in which case, to the extent possible, the party required to make the release or statement shall allow the other party reasonable time to comment on such release or statement in advance of such issuance); provided, however, that each of the parties may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated by this Agreement.

SECTION 5.09. Transferred Subsidiaries; Pharmaceuticals Business Assets; Excluded Assets; Transition Period Assets; Retained Employees. (a) Prior to the Closing, P&G shall use its reasonable best efforts to work with Purchaser to identify all Pharmaceuticals Business Assets held by P&G or any of its Affiliates. As promptly as practicable after the date hereof, and in any event not more than 45 days after the date hereof, P&G shall provide Purchaser with (i) a final version of Schedule 1.01(g) to reflect any additions to or removals from the list of Transferred Subsidiaries as a result of such identification, which final Schedule shall be deemed to be the definitive Schedule 1.01(g) for all purposes of this Agreement; (ii) schedules identifying or describing any Pharmaceuticals Business Assets that are held as of such date by P&G or any of its Affiliates (other than the Transferred Subsidiaries) and that will be transferred to a Transferred Subsidiary prior to the Closing (the “Pre-Closing Transferred Assets”); (iii) schedules identifying or describing any Direct Assignment Assets; and (iv) schedules identifying or setting forth any Excluded Assets that are held as of such date by the Transferred Subsidiaries and that will be transferred to P&G or its Affiliates (other than a Transferred Subsidiary) prior to the Closing (the “Pre-Closing Distribution Assets”). The determination of the composition of Schedule 1.01(g), and the designation of any Pharmaceuticals Business Asset as a Pre-Closing Transferred Asset or a Direct Assignment Asset shall be made by P&G in good faith, after consultation with Purchaser (which shall include consideration in good faith of any proposals made by Purchaser with respect to such matters), and in a manner consistent with the principles set forth on Schedule 5.09(a), except for any deviations therefrom consented to by Purchaser (such consent not to be unreasonably withheld). The asset and liability transfers and related transactions contemplated by this Section 5.09(a) and Section 5.07(a) are referred to as the “Pre-Closing Reorganization”.

(b) Purchaser acknowledges and agrees that in the course of preparing for the implementation of the services contemplated by the Transition Services Agreement P&G may identify certain Assets included within the Pharmaceuticals Business Assets (the “Transition Period Assets”), that are necessary or desirable for P&G to retain in order to provide the services contemplated by the Transition Services Agreement. At P&G’s request, Purchaser may elect to (i) exclude any Transition Period Asset from the Pharmaceuticals Business Assets at the Closing, and (ii) allow P&G to retain such Transition Period Asset during the term of the Transition Services Agreement, in which case as soon as practicable following the expiration of the applicable services contemplated by the Transition Services Agreement, P&G shall convey such Transition Period Asset to the Purchaser for no additional consideration.

(c) Prior to the Closing, P&G shall use its reasonable best efforts to cause each employee of a Transferred Subsidiary that is not an Article 6 Employee, including any Retained Employees, to be reassigned to P&G or an Affiliate other than a Transferred Subsidiary.

(d) After the Closing, if P&G or any of its Affiliates (other than the Transferred Subsidiaries) is the owner of, receives or otherwise comes to possess any Pharmaceuticals Business Asset (including the receipt of payments made pursuant to Contracts and proceeds of accounts receivable) or any other asset that properly belongs to Purchaser or its Affiliates (including the Transferred Subsidiaries) in accordance with the terms of this Agreement, P&G promptly shall notify Purchaser at the address set forth in Section 10.04 and transfer or cause to be transferred, such Pharmaceuticals Business Asset to Purchaser (or to the Transferred Subsidiary or other Affiliate designated by Purchaser). After the Closing, if Purchaser or any of its Affiliates (including the Transferred Subsidiaries) is the owner of, receives or otherwise comes to possess any Excluded Asset (including the receipt of payments made pursuant to Contracts and proceeds of accounts receivable) or any other asset that properly belongs to P&G or its Affiliates (other than the Transferred Subsidiaries) in accordance with the terms of this Agreement, Purchaser promptly shall notify P&G at the address set forth in Section 10.04 and transfer or cause to be transferred, such Excluded Asset to P&G (or to the Affiliate of P&G designated by P&G). With respect to any assets subject to this Section 5.09(d) consisting of cash, in lieu of remitting payment, P&G or Purchaser, as applicable, may set off any amounts otherwise required to be remitted to the other party pursuant to this Section 5.09(d) against any amounts owed to such party or any of its Affiliates by the other party or any of its Affiliates pursuant to this Agreement or the transactions contemplated hereby.

SECTION 5.10. Use of P&G Names and Marks. (a) As soon as practicable following the Closing, and in any event within 180 days after the Closing, Purchaser shall, and shall cause its Affiliates to, (i) change the name of any Transferred Subsidiary whose name includes the P&G Names and Marks to a name that does not include any of the P&G Names and Marks; and (ii) remove all P&G Names and Marks from any internet or other electronic communications vehicles, including internet domain names.

(b) In each applicable jurisdiction, as soon as practicable following the Closing, and in any event within one year after the Closing (or to the extent a longer period of time is required to obtain any required approvals of applicable health authorities in such jurisdiction for such changes, within one year after receipt of all such required approvals), (the “Transition Date”) Purchaser shall, and shall cause its Affiliates to, (i) remove all P&G Names and Marks from any new packaging or prescription information of Purchaser or any of its Affiliates manufactured after the applicable Transition Date for use in such jurisdiction and (ii) revise all packaging and prescription information used in such jurisdiction to delete, strike over, sticker over or otherwise remove or cover all references to the P&G Names and Marks. Notwithstanding the foregoing, in each jurisdiction, the Purchaser and its Affiliates may continue to sell existing inventories of products as of the Transition Date bearing the P&G Names and Marks until the expiration of the applicable shelf lives of such products; provided, that the Purchaser and its Affiliates use their commercially reasonable efforts to sell such existing inventories prior to the sale of subsequently manufactured or packaged products.

(c) From and after the Closing, Purchaser shall, and shall cause its Affiliates to, remove all P&G Names and Marks from any new product literature, signage, stationary or other materials (other than any internet or other electronic communications vehicles, including internet domain names, which are subject to Section 5.10(a) and other than packaging or prescription materials, which are the subject of Section 5.10(a)) of Purchaser or any of its Affiliates purchased or created after the Closing Date; provided, that the Purchaser and its Affiliates may continue to use the existing inventories of such items as of the Closing Date until such inventories are exhausted.

(d) In no event shall Purchaser or any of its Affiliates use any P&G Names and Marks after the Closing in any manner or for any purpose different from the use of such P&G Names and Marks by the Pharmaceuticals Business during the 90-day period preceding the Closing. P&G reserves the right to practice reasonable quality control with regard to the P&G Names and Marks. “P&G Names and Marks” means the names and marks “Procter & Gamble” and “P&G” (in any style or design) and any name or mark derived from, confusingly similar to or including any of the foregoing.

SECTION 5.11. P&G Guarantees. Purchaser acknowledges that in the course of conduct of the Pharmaceuticals Business, P&G and its Affiliates may have entered into various arrangements in which guarantees, bonds or similar arrangements were issued by P&G or its Affiliates to support or facilitate the Pharmaceuticals Business. The arrangements of this type entered into by P&G and its Affiliates (other than the Transferred Subsidiaries), including those set forth in Section 5.11 of the P&G Disclosure Letter, are hereinafter referred to as the “Guarantees”. Purchaser acknowledges and agrees that the Guarantees shall not continue after the Closing. Purchaser agrees that it shall use its reasonable best efforts (without any obligation, however, to (x) spend any money other than customary amounts in connection with arranging such substitute arrangements or (y) commence or threaten to commence any litigation) to obtain or provide replacement Guarantees which will be in effect at the Closing and obtain the release of P&G and its Affiliates from any Guarantees. In the event that Purchaser is unable to obtain the release of P&G or its Affiliates from any Guarantees, Purchaser shall indemnify P&G and its Affiliates from and against any and all Losses incurred by any of them relating to the Guarantees.

SECTION 5.12. Bulk Sales Law. Each of P&G and Purchaser hereby waives compliance by P&G with the provisions of all applicable so called “bulk sales” or “bulk transfer” laws in connection with the transactions contemplated by this Agreement.

SECTION 5.13. OTC Rights and Arrangements.

(a) Certain License Rights. Purchaser shall notify P&G promptly after the time it commences marketing the rights to develop or market a version of risedronate that can be distributed or sold without a prescription from a medical doctor and/or marketing a license to the Actonel trademark (“Section 5.13 Rights”) to any Person and provide to P&G the same information it provides to other Persons relating to such rights. Prior to entering into any agreement with any Person that grants any Section 5.13 Rights, Purchaser shall provide P&G notice of such event, including the terms of the potential grant, together with a copy of the definitive agreements proposed to be executed by such Person, and the right to elect to acquire such Section 5.13 Rights on substantially the same terms as set forth in such agreement, with such modifications as P&G reasonably requests so long as such modifications do not in any material way adversely affect the rights and benefits of Purchaser. P&G shall have 30 days to elect to acquire any Section 5.13 Rights, and if so elected, Purchaser and P&G shall negotiate in good faith the terms of such agreement. In the event Purchaser decides to develop and market OTC Actonel directly, it shall first provide P&G the opportunity for 90 days to negotiate in good faith with Purchaser to enter into an agreement to permit P&G to develop and market OTC Actonel.

(b) Calcium plus Vitamin D. Purchaser hereby grants to P&G and its Affiliates, effective upon the Closing, an exclusive, perpetual, worldwide, royalty-free, irrevocable, transferable license, including the right to sublicense, to the Calcium Plus Vitamin D IP to develop, make, use, import, offer to sell and sell any product that can be distributed or sold without a prescription from a medical doctor.

SECTION 5.14. Tax Matters.

(a) Allocation of Purchase Price. Prior to the Closing Date, the parties shall agree upon an allocation of the Purchase Price among the Transferred Subsidiaries in a manner consistent with the principles set forth in Schedule 5.14(a), including adopting the intangible values set forth in such schedule unless otherwise mutually agreed. If the Purchase Price is adjusted after the parties agree to such an allocation (including pursuant to Section 9.09 hereof), then appropriate adjustments as determined by the parties in good faith shall be made to such allocation.

(b) Section 338 Elections.

(i) Each of P&G and Purchaser agree to make, or cause to be made, a timely, effective and irrevocable election under Section 338(h)(10) of the Code and under any comparable statutes in any other jurisdiction (the “Section 338(h)(10) Election”) with respect to the Transferred Subsidiary that is listed on Schedule 1.01(g) as having a jurisdiction of organization in a state in the United States (the “U.S. Transferred Subsidiary”), and to file such election in accordance with applicable regulations. Purchaser shall deliver to P&G a statement (the “Allocation Statement”) allocating the ADSP (as such term is defined in Treasury Regulations Section 1.338-4) (the “Aggregate Deemed Sales Price”) of the assets of the U.S. Transferred Subsidiary in accordance with the Treasury regulations promulgated under Section 338(h)(10). P&G shall have the right to review the Allocation Statement. If within 30 days after receipt of the Allocation Statement P&G notifies Purchaser in writing that the allocation of one or more items reflected in the Allocation Statement is not a reasonable allocation, Purchaser and P&G will negotiate in good faith to resolve such dispute. If Purchaser and P&G fail to resolve such dispute within 30 days, the Tax Accounting Referee (as defined in Section 5.14(m)) shall determine whether the allocation was reasonable and, if not reasonable, shall appropriately revise the Allocation Statement. If P&G does not respond within 30 days, or upon resolution of the disputed items, the allocation reflected on the Allocation Statement (as such may have been adjusted) shall be the “Price Allocation” and shall be binding on the parties hereto. P&G and Purchaser agree to act in accordance with the Price Allocation in the preparation, filing and audit of any Tax Return.

(ii) Purchaser shall make an election under Section 338(g) of the Code and under any comparable statute in any other jurisdiction with respect to each Transferred Subsidiary listed on Schedule 1.01(g), other than the U.S. Transferred Subsidiary, that is taxable as a corporation for U.S. federal income tax purposes.

(c) Ordinary Course. Purchaser agrees that it shall not, and shall not cause or permit any of the Transferred Subsidiaries or any Affiliate of Purchaser to: (x) take any action or omit to take any action on or after the Closing Date other than in the ordinary course of business, including but not limited to the distribution of any dividend or the effectuation of any redemption, that could give rise to any Tax liability, or reduce any Tax Asset, of P&G or any Affiliate of P&G or give rise to any loss of P&G or any Affiliate of P&G under this Agreement, or (y) (i) make or change any Tax election, amend any Tax Return or take any Tax position on any Tax Return; or (ii) other than in the ordinary course of business take any action, omit to take any action or enter into any transaction that would reasonably be expected to result in any increased Tax liability or reduction in any Tax Asset of P&G or any Affiliate of P&G (including for purposes of this clause (y), the Transferred Subsidiaries) in respect of any Pre-Closing Tax Period. In addition, prior to June 30, 2010, Purchaser shall, and shall cause its Affiliates, to maintain the Pharmaceuticals Business activities in the canton of Geneva in compliance with all requirements expressly stated in the tax ruling dated November 8, 2000, from the République et Canton de Genève, previously provided to Purchaser, without regard to any other documents, submissions, applications, covenants or statements (whether or not expressly, impliedly or otherwise referenced, incorporated, or deemed a part thereof).

(d) Except as expressly provided elsewhere in this Agreement, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed, none of P&G, any Transferred Subsidiary or any Affiliate of P&G shall, to the extent it may affect or relate to any Transferred Subsidiary, for any Post-Closing Tax Period, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or materially reducing any Tax Asset of any Transferred Subsidiary, Purchaser or any Affiliate of Purchaser. This Section 5.14(d) shall not restrict P&G and its Affiliates from designating any of the non-U.S. Transferred Subsidiaries as disregarded entities for U.S. federal income tax purposes.

(e) Pre-Closing Tax Period Tax Returns. P&G shall prepare and timely file (or cause to be prepared and timely filed) the following Tax Returns in accordance with past practice for preparing and filing such Tax Returns and shall pay Taxes shown as due thereon: (A) all Tax Returns of the Transferred Subsidiaries due on or prior to the Closing Date and (B) all Income Tax Returns of the Transferred Subsidiaries due after the Closing Date in the case of a combined, consolidated or unitary Income Tax Return that includes P&G or an Affiliate (other than the Transferred Subsidiaries). P&G shall timely prepare (or cause to be timely prepared) any Income Tax Return of a Transferred Subsidiary for a taxable period of such Transferred Subsidiary ending on or before the Closing Date; Purchaser shall timely file (or cause to be timely filed) such Income Tax Return prepared by P&G and shall pay Taxes shown as due thereon; and P&G shall reimburse Purchaser (or, at Purchaser’s direction, the applicable Transferred Subsidiary) for the amount of such Taxes paid by Purchaser. In addition, P&G shall include the U.S. Transferred Subsidiary that is a member of its consolidated group in its consolidated Federal Tax return and in any Combined State Tax Return through the close of business on the Closing Date.

(f) Straddle Period Tax Returns.

(i) As to any Income Tax Return of a Transferred Subsidiary for a tax period that begins before and ends after the Closing Date (a “Straddle Period”), Purchaser shall cause such Transferred Subsidiary to prepare and timely file (or cause to be prepared and timely filed) such Tax Return and pay all Taxes due with respect thereto; provided, however, that P&G shall, or shall cause its Affiliate to, reimburse Purchaser for any amount owed by P&G with respect to such Tax Return in accordance with Article IX; provided, further, however, as to any Tax Return for which P&G may be liable for an indemnity under Article IX: (A) Purchaser shall deliver any such Tax Return to P&G at least 30 days before it is due, (B) P&G shall have the right to examine and comment on any such Tax Return prior to the filing thereof, and such Tax Return shall not be filed without the prior written consent of P&G, which consent shall not be unreasonably withheld or delayed, and (C) P&G shall either provide such written consent or deliver a notice of objection no later than 15 days before the Tax Return is due.

(ii) P&G and Purchaser shall make (or cause any of their Affiliates to make) any election available under applicable Law to treat the Closing Date as the end of a relevant taxable period.

(g) Amended Tax Returns. After the Closing Date, none of Purchaser, any Transferred Subsidiary or any affiliate of Purchaser shall, without the prior written consent of P&G, which consent shall not be unreasonably withheld or delayed, file any amended Tax Return if P&G might be liable for additional Taxes on such Tax Return under Article IX.

(h) Prior to the Closing, no Transferred Subsidiary shall make any payment of, or in respect of, any Tax to any Person or any Taxing Authority, except to the extent such payment is in respect of a Tax that is due or payable or has been properly estimated in accordance with applicable Law as applied in a manner consistent with past practice of P&G.

(i) Cooperation. P&G and Purchaser shall each reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns of the Transferred Subsidiaries or otherwise relating to the Pharmaceuticals Business or the Pharmaceuticals Business Assets, including (A) maintaining and making available to each other all records necessary in connection with Taxes and in the defense or resolution of any Tax claim, audit or assessment, whether in connection with an audit or otherwise and (B) making available for consultation knowledgeable personnel in connection with such Tax matters. Each of Purchaser, P&G and their respective Affiliates will need access, from time to time after the Closing Date, to certain accounting and Tax records and information held by P&G, Purchaser or their respective Affiliates (including the Transferred Subsidiaries) to the extent such records and information pertain to events occurring prior to the Closing. Therefore, Purchaser and P&G shall, and shall cause each of their respective Affiliates (including each Transferred Subsidiary) to, (i) retain all records relating to Taxes of the Transferred Subsidiaries and with respect to the Pharmaceuticals Business Assets for all taxable periods ending on or prior to the Closing Date until the expiration of the statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate; and (ii) allow the other party and its agents and representatives (and agents or representatives of any of its Affiliates), at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as such other party may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at such other party’s expense. Purchaser and P&G further agree, upon request, to use all reasonable efforts to obtain any certificate or other document from any Governmental Entity or customer of any Transferred Subsidiary or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including but not limited to with respect to the transactions contemplated hereby). Each party shall promptly reimburse the other for such other party’s reasonable out-of-pocket expenses associated with requests made by such first party under this Section 5.14(i), but no other charges shall be payable by the requesting party to the other party in connection with such requests.

(j) Refunds and Credits. Any refund or credit of Income Taxes relating to any Transferred Subsidiary for any Pre-Closing Tax Period (or other Taxes which for which P&G is responsible under Article IX) shall be for the account of P&G. Any other refund or credit of Income Taxes relating to any Transferred Subsidiary for any Post-Closing Tax Period shall be for the account of Purchaser. Purchaser shall, if P&G so requests and at P&G’s expense, file for and obtain or cause the relevant Transferred Subsidiary or any of its Affiliates to file for and obtain any refunds or credits to which P&G is entitled under this Section 5.14(j), and shall promptly remit any such refund to P&G after the receipt thereof. Purchaser and the Transferred Subsidiaries shall permit P&G to control the prosecution of any such refund claim. If P&G pays (or causes any Transferred Subsidiary to pay prior to the Closing) estimated Income Taxes for any Straddle Period in excess of the amount ultimately determined to be due for the portion of such Straddle Period ending on the Closing Date and Purchaser obtains the benefit of such excess payment, Purchaser shall promptly refund such excess to P&G.

(k) Tax Sharing Agreements. P&G shall cause the provisions of any Tax Sharing Agreement between P&G or any of its Affiliates (other than the Transferred Subsidiaries), on the one hand, and any Transferred Subsidiary, on the other hand, to be terminated on or prior to the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax Sharing Agreement.

(l) Transfer Taxes. All payments of Transfer Taxes shall be made by the party required to make such payment under applicable Law. Each of Purchaser and P&G shall reimburse the other party for fifty percent of all Transfer Taxes paid by such other party. Upon payment of any such Transfer Tax, the paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled under this Section 5.14(l) together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement. Any payment not made within such time shall bear interest at the rate specified in Section 2.07(c) for each day until paid. P&G and Purchaser shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with the payment of Transfer Taxes. Each of P&G and Purchaser, as appropriate, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes.

(m) Certain Disputes. Disputes arising under Section 5.14 or 9.01 and not resolved by mutual agreement within 30 days shall be resolved by an accounting firm (the “Tax Accounting Referee”), chosen and mutually acceptable to both Purchaser and P&G within five days of the date on which the need to choose the Tax Accounting Referee arises. The Tax Accounting Referee shall resolve any disputed items within 30 days of having the item referred to it pursuant to such procedures as it may require. The costs, fees and expenses of the Tax Accounting Referee shall be borne equally by Purchaser and P&G.

(n) P&G Options. P&G shall claim, and none of Purchaser or any of its Affiliates shall claim, for U.S. federal, state, and foreign income tax purposes, any deduction attributable to the exercise in any Post-Closing Tax Period by any Article 6 Employee of an option granted by P&G or any of its Affiliates to purchase P&G stock. If, as a result of an audit adjustment or otherwise, Purchaser or any of its Affiliates is allowed a deduction for U.S. federal, state or foreign income tax purposes attributable to the exercise of any such option, Purchaser shall notify P&G that such deduction has been allowed and shall pay to P&G an amount equal to any cash benefit actually realized as a result of such deduction, promptly after the realization of such cash benefit.

(o) P&G or an Affiliate thereof shall make a valid election, effective prior to the Closing Date, to cause Procter & Gamble Pharmaceuticals Puerto Rico, LLC to be treated as a disregarded entity for U.S. federal income tax purposes.

SECTION 5.15. Outsourced Items.

(a) Equipment. Purchaser acknowledges and agrees that the HP Leased Equipment is currently leased from HP and is not included in the Pharmaceuticals Business Assets. Prior to the Closing Purchaser may enter into an agreement with HP to purchase the HP Leased

Equipment effective as of the Closing (or, as of the expiration of the relevant service under the Transition Services Agreement, in the case of any HP Leased Equipment used to provide such services). As soon as practicable following the Closing (or, following the expiration of the relevant service under the Transition Services Agreement, in the case of any HP Leased Equipment used to provide such services) on the terms and subject to the conditions contemplated by the HP services Agreement (or such other terms and conditions that Purchaser is able to negotiate with HP), subject to receipt of confirmation from HP that Purchaser has purchased the HP Leased Equipment, P&G shall make the HP Leased Equipment available to Purchaser. Promptly upon taking possession of any HP Leased Equipment, Purchaser shall remove all software from the HP Leased Equipment except for any Pharmaceuticals Business Software to which Purchaser acquires rights pursuant to Section 5.15(c) and, to the extent of any remaining term for the applicable services, any software the Purchaser is expressly permitted to use pursuant to the Transition Services Agreement. P&G shall make any other outsourced equipment available to Purchaser to the extent, and on the terms, provided in the Transition Services Agreement.

(b) Certain Non-U.S. Employee Vehicles. Prior to the Closing, P&G shall use its reasonable best efforts to work with Purchaser to identify any leased motor vehicles used or held for use by a Continuing Employee where such Continuing Employee is lessee but lease payments are made (or reimbursed) by P&G or its Affiliates (the “Reimbursed Auto Lease”). P&G and Purchaser shall cooperate in good faith to implement an arrangement so that from and after the Closing such Continuing Employee may continue to use the motor vehicle subject to the applicable Reimbursed Auto Lease and the economic benefits and burdens of such Reimbursed Auto Lease are transferred to a Transferred Subsidiary or Purchasing Affiliate on a basis consistent with the transfer of economic benefits and burdens of automobile leases where P&G or an Affiliate is the lessee that are transferred to Purchaser or a Purchasing Affiliate at the Closing.

(c) Certain Licensed Pharmaceuticals Business Software. With respect to any licensed software application included within the Pharmaceuticals Business Software as to which the applicable license agreement was not disclosed to Purchaser prior to the date hereof, Purchaser shall have the option to have the applicable license treated as a Pharmaceuticals Business Asset for all purposes of this Agreement and assigned by P&G or its Affiliate, as applicable, to Purchaser (subject to the proviso in clause (y) of the definition of “Pharmaceuticals Business Assets” and Section 5.06), or have such license treated as an Excluded Asset for all purposes of this Agreement and retained by P&G and its Affiliates.

SECTION 5.16. Weiterstadt Preemption Right. (a) Promptly after the date hereof, P&G shall cause Procter & Gamble Grundstücks- und Vermögensverwaltungs GmbH & Co. KG (“P&G KG”), the owner of the manufacturing facility in Weiterstadt, Germany identified on Schedule 1.01(d)(v) (the “Weiterstadt Facility”), to seek to obtain from the Weiterstadt, Germany, local authority a waiver, statement or other certificate with respect to a Weiterstadt Waiver. Purchaser acknowledges that a binding waiver or statement by the local authority can only be obtained upon signing of the Weiterstadt Purchase Agreement.

(b) Promptly after the date hereof, P&G shall cause P&G KG and Procter & Gamble Pharmaceuticals-Germany GmbH (“P&G GmbH”) to amend the terms of the existing lease between such parties related to the Weiterstadt Facility (the “Weiterstadt Lease”) to reflect the terms set forth on Schedule 5.16 and otherwise on terms reasonably acceptable to P&G and Purchaser.

(c) Promptly after the date hereof but after implementing the amendments to the Weiterstadt Lease referred to in Section 5.16(b) above, P&G shall cause P&G KG and P&G GmbH (the “Weiterstadt Acquiring Subsidiary”) to enter into a customary purchase agreement before a German notary public regarding the sale and transfer of the Weiterstadt Facility from P&G KG to the P&G GmbH (the “Weiterstadt Purchase Agreement”). The Weiterstadt Purchase Agreement will be on customary terms reasonably acceptable to P&G and Purchaser and will provide for the sale and transfer of the ownership to the Weiterstadt Facility without any consideration other than the amount set forth on Schedule 5.07 (the “Weiterstadt Allocation”). The closing of the transfer of ownership to the Weiterstadt Facility from P&G KG to P&G GmbH pursuant to the terms of the Weiterstadt Purchase Agreement (the “Weiterstadt Closing”) shall occur either:

(i) immediately prior to the Closing if the German local authority has previously (A) waived any preemption right under the German Statutory Code on Construction and Building or issued a similar statement with respect to the sale and transfer of the ownership to the Weiterstadt Facility from P&G KG to the Weiterstadt Acquiring Subsidiary, (B) not exercised any such right within the period of exercise under the German Statutory Code on Construction and Building or (C) determined that no such right exists (any of (A), (B) or (C), a “Weiterstadt Waiver”); or

(ii) if a Weiterstadt Waiver has not been obtained prior to Closing, immediately after obtaining a Weiterstadt Waiver.

(d) If the Weiterstadt, Germany local authority exercises its preemption right under the German Statutory Code on Construction and Building (i) prior to Closing, the Weiterstadt Allocation shall be deducted from the Purchase Price or (ii) at Closing or thereafter, P&G agrees to promptly repay the Weiterstadt Allocation to Purchaser.

(e) The Weiterstadt Lease shall terminate and be of no further force or effect upon consummation of the Weiterstadt Closing. The Weiterstadt Purchase Agreement shall terminate and be of no further force or effect if the Weiterstadt, Germany local authority exercises its preemption right under the German Statutory Code on Construction and Building.

SECTION 5.17. Confidentiality. (a) Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated by this Agreement is subject to the terms of a confidentiality agreement between Purchaser and P&G (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information to the extent relating to the Pharmaceuticals Business; provided, however, that Purchaser acknowledges that any and all other information provided to it by P&G or its representatives concerning P&G or any of its Affiliates (other than the Transferred Subsidiaries) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

(b) After the Closing, P&G and its Affiliates will hold, and will use their reasonable best efforts to cause their respective Representatives to hold, in confidence all confidential documents and other information concerning the Pharmaceuticals Business. The obligation of P&G and its Affiliates to hold any such information in confidence shall not extend to any information that is (i) required to be disclosed by applicable Law, (ii) as necessary to defend or prosecute any indemnification claim or any Proceeding, or (iii) except as a result of a disclosure by P&G or its Affiliates after the Closing, generally available to the public or already known by a third party receiving such information from P&G or its Affiliates. The obligation of P&G and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

SECTION 5.18. No Hiring; Non-Competition. (a) During the two-year period that begins as of the Closing, (i) without the consent of P&G Purchaser shall not, and shall not permit any of its Affiliates to, hire any employee of P&G or its Affiliates (other than the Continuing Employees) that had worked in the Pharmaceuticals Business during the two years prior to the date hereof, and (ii) without the consent of Purchaser P&G shall not, and shall not permit any of its Affiliates to, hire any Continuing Employee. The restrictions on hiring set forth in this Section 5.18 shall not apply to any employee of P&G or its Affiliates or any Continuing Employee that has been terminated by P&G or Purchaser, or their respective Affiliates, as the case may be, prior to any discussions with the hiring party.

(b) P&G agrees that for a period commencing on the Closing Date and ending on the third anniversary of the Closing Date, neither it nor any of its Affiliates shall engage, either directly or indirectly, as a principal or for its own account or solely or jointly with others, or as stockholders in any corporation or joint stock association, in any Competing Business. A “Competing Business” means the business of manufacturing, marketing, packaging, distributing and selling (i) a biphosphonate for the treatment or prevention of post-menopausal osteoporosis, or (ii) an oral, non-steroidal treatment of ulcerative colitis, in each case in the territories in which the Pharmaceutical Business currently sells products for these indications. Notwithstanding the provisions of this Section 5.18(b), P&G shall not be restricted from any of the following:

(i) owning for investment purposes up to ten percent of the securities in any company;

(ii) acquiring one or more companies or business that includes within its business a Competing Business so long as either (i) the Competing Business constitutes no more than 25% of the revenue of the company or business being acquired or (ii) P&G undertakes to commence within twelve months of the acquisition a process to sell the Competing Business;

(iii) conducting any business with respect to any product that can be distributed or sold without a prescription from a medical doctor; or

(iv) fulfilling its obligations under the Transition Services Agreement or providing any similar services to Purchaser or any of its Affiliates.

(c) If any provision contained in this Section 5.18 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.18, but this Section 5.18 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law. P&G agrees that Purchaser would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate for any such breach. The parties shall be entitled to injunctive relief requiring specific performance of this Section 5.18, and the parties consent to the entry thereof.

SECTION 5.19. Insurance Matters. Except for the Pharmaceuticals Business Insurance Claims, from and after the Closing Purchaser shall not, and shall cause the Transferred Subsidiaries not to, assert any claim against any insurance policies or practices of P&G and its Affiliates (including any captive insurance policies, fronted insurance policies, surety bonds or corporate insurance policies or practices, or any form of self-insurance whatsoever). P&G shall cause any Transferred Subsidiary to assign to P&G, effective upon Closing, all claims and/or rights to coverage and/or proceeds under the insurance policy set forth on Schedule 1.01(a)(x) in connection with the claims set forth on Schedule 1.01(a)(x). If any claims are identified that may be made with respect to any Pharmaceuticals Business Asset or Assumed Liability under any Third Party Liability Insurance with respect to any occurrences prior to the Closing (except for claims identified in Schedules 1.01(a)(x) and 1.01(d)(xiii)), P&G shall assign, or cause to be assigned, to Purchaser or an Affiliate thereof such claims and the rights to coverage and proceeds relating thereto, to the extent such assignment is permitted under the terms of such policy, or shall otherwise use its commercially reasonable efforts to make and administer such claims on behalf of Purchaser.

SECTION 5.20. Further Assurances. From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall use its reasonable best efforts to take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement, including, in the case of P&G, executing and delivering to Purchaser such assignments, deeds, bills of sale, consents and other instruments as Purchaser or its counsel may reasonably request as necessary or desirable for such purpose (it being understood that no such assignment, deed, bill of sale, consent or other instrument of transfer shall require P&G or its Affiliates to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement). This Section 5.20 shall be subject to the provisions of Section 5.06 with respect to P&G’s obligations to obtain any required Authorizations and consents of third parties.

SECTION 5.21. Notice of Certain Events; Supplemental Disclosures. Each party shall promptly notify the other party of (i) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any written notice from any Governmental Entity in connection with the transactions contemplated by this Agreement; (iii) any inaccuracy of any its representations or warranties contained in this Agreement, such that a condition precedent to the Closing contained in Section 7.02(a) (in the case of notice by P&G) or Section 7.03(a) (in the case of notice by Purchaser), as applicable, would not be satisfied at the Closing; and (iv) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that except as provided in the following sentence, the delivery of any notice pursuant to this Section 5.21 shall not limit or otherwise affect the rights or remedies available hereunder to the party receiving that notice. If the Closing occurs notwithstanding the delivery of a notice pursuant to clause (iii) of the foregoing sentence in which the notifying party expressly acknowledges that the condition precedent to the Closing contained in Section 7.02(a) or Section 7.03(a), as applicable, would not be satisfied at Closing and accordingly that the receiving party is not required to consummate the Closing, then such notice shall be deemed to be a supplement to the P&G Disclosure Letter or Purchaser Disclosure Letter, as applicable, and effective to cure and correct for all purposes (including, without limitation, the provisions of Article IX) any breach of any representation or warranty relating to the P&G Disclosure Letter or Purchaser Disclosure Letter, as applicable, not having read at all times as so supplemented. If a notice pursuant to clause (iii) is delivered less than three Business Day in advance of the anticipated Closing Date, then the parties shall, at the request of Purchaser, delay the anticipated Closing up to three Business Days following such delivery The obligation to provide notice pursuant to clauses (iii) and (iv) of the first sentence of this Section 5.21 shall not constitute an obligation or covenant of P&G or Purchaser for purposes of Section 7.02(b) or Section 7.03(b).

SECTION 5.22. European Interim Operating Provisions.

(a) If, on a date on which the conditions under Article VII (other than the condition set forth in Section 7.01(c)), shall have been satisfied or waived, or could be satisfied on such date were the Closing to occur, any required consultations with any works councils, economic committees or unions in any jurisdiction have not been conducted to completion, or P&G has not received a motivated opinion where required, then:

(i) the Pharmaceutical Business (whether in the form of stock or Assets), including its Assets, Liabilities and employees in such jurisdiction will not be transferred or delivered at the Closing and will remain part of P&G and be operated by P&G under the terms of Section 5.22(c) until such condition has been satisfied,

(ii) the condition in Section 7.01(c) shall be inapplicable for the purposes of the Closing;

(iii) Purchaser shall assume all obligations under the Sanofi Collaboration Agreement and, subject to Section 5.22(a)(i) with respect to any Assets and Liabilities that do not transfer to Purchaser at Closing, Purchaser shall assume all obligations under all other Pharmaceuticals Business Contracts pursuant Section 2.02, including as set forth on Schedule 5.22(a);

(iv) Purchaser shall continue the commissionaire and logistic agreements with a Transferred Subsidiary until the transfer contemplated by clause (v) below occurs;

(v) upon the satisfaction of such condition with respect to a jurisdiction (subject to the provisions of Section 5.22(b)), P&G shall transfer, in accordance with Section 2.01, as promptly as practicable to Purchaser the Pharmaceutical Business, including its Assets, Liabilities and employees, in such jurisdiction, that would have been transferred at Closing had such condition been met.

(b) In France, in addition to the provisions of Section 5.22(a):

(i) the Pharmaceutical Business, including its Assets, Liabilities and employees in France will not be transferred or delivered at the Closing and will remain part of P&G and be operated by P&G under the terms of Section 5.22(c) until the approvals set forth on Schedule 5.22(b)(i) have been obtained by Purchaser’s Affiliate in France; and

(ii) upon the satisfaction of such condition, P&G shall transfer, in accordance with Section 2.01, as promptly as practicable the Pharmaceutical Business, including its Assets, Liabilities and employees, in France that would have been transferred at Closing had such condition been met to Purchaser.

(c) During any period following the Closing that P&G operates the Pharmaceutical Business in any such jurisdiction (each, a “Local Pharmaceutical Business”) P&G shall operate the Pharmaceutical Business in compliance with Section 5.01 (except to the extent directed otherwise by Purchaser pursuant to this Section 5.22(c)) for the benefit of Purchaser, subject to Purchaser, acting through Procter & Gamble Pharmaceuticals S.A.R.L., exercising the power to direct the management and policies of the Local Pharmaceutical Business in a manner consistent with all applicable Laws and consultation obligations to or requirements for works council, economic committees or unions and subject to Schedule 5.22(c). It is the intention of the parties to transfer the economic benefits and burdens of the business as of Closing through this Section 5.22(c), although not transferring the business or employees. All liabilities, profits and assets arising from the conduct and operation of the business during this interim operating period shall, upon the transfer contemplated under Section 5.22(a)(iv)(a)(v) and Section 5.22(b)(ii) become Assumed Liabilities and Pharmaceutical Business Assets of Purchaser or its Affiliate to whom the Local Pharmaceutical Business is transferred.

(d) With respect to France, P&G, on the one hand, and Purchaser, on the other hand, shall use their respective reasonable best efforts to take or cause to be taken all actions, including those actions set forth on Schedule 5.22(d), and to do or cause to be done all things necessary or appropriate, including using their respective reasonable best efforts to obtain all Authorizations, including those set forth on, and in accordance with, Schedule 5.22(b)(i). With respect to any jurisdiction subject to Section 5.22, P&G, on the one hand, and Purchaser, on the other hand, shall use their respective reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary or appropriate, including using their respective reasonable best efforts to complete any works council, economic committee or union process required for the transfer of the Pharmaceutical Business in any such jurisdiction.

(e) For the purposes of the representations and warranties of P&G, the parties shall deem the Pharmaceutical Business to have been transferred in its entirety at Closing and that the conditions noted in clause (a) and (b) of this Section 5.22 had been satisfied as of Closing.

SECTION 5.23. Italian Pharmaceuticals Business. At Closing, Purchaser and P&G shall cause their respective relevant Affiliates to enter into a concession sale agreement (“contratto di concessione di vendita”) (the “Italian Concession Agreement”) on customary terms reasonably acceptable to P&G and Purchaser and acceptable to the Italian Drug Agency (Agenzia Italiana del Farmaco - AIFA), allowing Purchaser or its Affiliate to use P&G’s market authorizations relating to that portion of the Pharmaceuticals Business operated by P&G and its Affiliates in Italy until the valid transfer of such market authorizations to Purchaser or its Affiliate has occurred.

SECTION 5.24. Norwich Lease. In connection with a disposition by P&G of its Norwich, New York technical center, Woods Corner site (the “Norwich Facility”) prior to Closing, P&G or its Affiliates may enter into a lease with the purchaser of the Norwich Facility with respect to certain space currently occupied by the Pharmaceuticals Business Employees employed at the Norwich Facility. P&G shall negotiate the terms of such lease with the purchaser of the Norwich Facility in good faith, after consultation with Purchaser (which shall include Purchaser’s consent (not to be unreasonably withheld) with respect to the terms and conditions of such lease). Any lease entered into with the prior consent of Purchaser between P&G or its Affiliates and the purchaser of the Norwich Facility prior to Closing will be deemed to be a Pharmaceuticals Business Asset for purposes of this Agreement and notwithstanding any provision of this Agreement to the contrary, P&G shall be entitled to update Schedule 1.01(d)(vi) to reflect the portion of the Norwich Facility subjected to such lease, which update shall be considered for all purposes of this Agreement.

SECTION 5.25. Works Council Cooperation. (a) P&G and Purchaser shall each provide, and shall cause each of their Affiliates to provide, and shall use their reasonable best efforts to cause each of their respective representatives including legal, human resources and regulatory to provide, all cooperation reasonably requested by the other party in connection with all notifications and consultation and other processes necessary to effectuate the transactions contemplated hereby, which shall include any required notifications and consultation and other processes with respect to the P&G Euro Forum and any works council, economic committee, union or similar body as required to either (i) obtain an opinion or acknowledgment from any works council, economic committee, union or similar body or (ii) establish that the parties are permitted to effect the Closing without such opinion or acknowledgment. Such cooperation shall include the provision of any information required by applicable Law, the terms of any Contract, or as reasonably requested by the other party. Purchaser shall make available its representatives at such times and in such places as P&G may reasonably request for purposes of discussions with representatives of any such works council, economic committee, union or similar body.

(b) Following the Closing, P&G and Purchaser shall continue the joint establishment currently maintained by P&G for its German Local Pharmaceutical Business.

(c) Immediately after the date of this Agreement, P&G, in consultation with Purchaser, will commence the negotiations with the German works council for the separation of the German Local Pharmaceutical Business from the joint establishment, although P&G makes no representation or warranty as to its ability to achieve the separation on any specific time frame or without condition, and P&G and Purchaser shall cause their respective German Affiliates to enter into an arrangement described on, and in accordance with, Schedule 5.25(c).

(d) During the period of the continuation of the joint establishment after the Closing Date, Purchaser shall have full financial responsibility for all Continuing Employees (and all employees hired by, or transferred into, the Pharmaceutical Business in Germany after the Closing Date) as and to the extent set forth in this Agreement. The arrangements under Schedule 5.25(c) shall have no effect on the assumption of the Assumed Liabilities pursuant to Section 2.02.

ARTICLE VI

EMPLOYMENT MATTERS

SECTION 6.01. Identification of Employees; Continuity of Employment. (a) Not more than 20 and not less than 10 days prior to the Closing, P&G shall provide Purchaser with updated versions of Schedule 5.09(c) (Retained Employees), Schedule 3.17(c) (Core In-Scope Employees) and Schedule 3.17(d) (Double-Choice Employees), reflecting only such changes from the versions of such Schedules attached to this Agreement as of the date hereof as are contemplated by the principles set forth on Schedule 6.01(a) and highlighting such changes.

(b) P&G and Purchaser hereby acknowledge that it is in their mutual best interest for there to be continuity of employment by the Transferred Subsidiaries (or Purchaser or its Affiliates) following the Closing Date with respect to (i) each Core In-Scope Employee, (ii) each Double-Choice Employee that receives and accepts an offer of employment from Purchaser as of the Closing, and (iii) any employee of P&G and its Affiliates whose employment is required pursuant to applicable Law to transfer to Purchaser or its Affiliates (including the Transferred Subsidiaries) in connection with the sale of the Pharmaceuticals Business (other than any employee whose employment with the P&G or its Affiliates terminated prior to the Closing) (collectively, “Article 6 Employees”). Nothing herein shall require the Purchaser to make an offer of employment to any Double-Choice Employee. P&G shall take all actions necessary to provide that as of the Closing Date (i) no Transferred Subsidiary shall employ or shall have any liability or obligation to employ any individual who is not an Article 6 Employee and (ii) neither Purchaser nor any Purchaser Affiliate shall have any obligation to employ any such employee and P&G and its Affiliates shall assume all liability with respect to such actions. Each Article 6 Employee who continues employment with Purchaser or its Affiliates (including the Transferred Subsidiaries) (the applicable entity, the “Employing Entity”) immediately following the Closing is referred to herein as a “Continuing Employee”. Each Continuing Employee who is based in the United States is referred to as a “US Continuing Employee”, and each Continuing Employee who is based outside of the United States is referred to as a “Non-US Continuing Employee”. With respect to any Core In-Scope Employee or Double-Choice Employee located outside North America who is not expected to be employed by a Transferred Subsidiary immediately prior to the Closing Date, P&G agrees to cause the Transferred Subsidiaries to cooperate with Purchaser to permit such employee to be offered employment with an appropriate Transferred Subsidiary as of the Closing Date as reasonably requested by Purchaser and to the extent practicable. Nothing herein shall be construed as a representation or guarantee by P&G that some or all of the Article 6 Employees will accept an offer of employment with Purchaser or one of Purchaser’s Affiliates or continue in employment with Purchaser or one of Purchaser’s Affiliates for any period of time following the Closing. P&G shall not, and shall cause its Affiliates not to, and shall direct its and their respective officers, agents and representatives not to, discourage any Core In-Scope Employee from accepting or continuing employment with the Pharmaceuticals Business following the Closing either by facilitating alternative employment or otherwise and P&G shall cooperate with Purchaser to provide Purchaser with an opportunity to present its terms and conditions of employment to the Article 6 Employees. Purchaser acknowledges and agrees that (i) certain of the Article 6 Employees may be eligible for retirement or “special separation” benefits identified on Section 6.01(b) of the P&G Disclosure Letter from P&G as of the Closing under the terms and conditions of P&G’s general employment policies; (ii) in connection with the transactions contemplated by this Agreement such employees may retire from P&G or may receive “special separation” benefits from P&G as of the Closing under such policies; (iii) Purchaser’s obligations set forth in this Article VI with respect to the employment of the Article 6 Employees from and after the Closing shall not be affected by any retirement or “special separation” of such employees from P&G and its Affiliates; (iv) any such Article 6 Employee that accepts and continues employment with Purchaser or its Affiliates as of the Closing will be deemed to be a Continuing Employee for purposes of this Agreement; and (v) any retirement or “special separation” benefits shall not be taken into consideration for purposes of comparability under Section 6.02. Notwithstanding anything to the contrary, to the extent that it can be accommodated in accordance with applicable Law, any Core In-Scope Employee who is not actively at work as of the Closing Date due to a leave of absence, disability or sick leave (in each case, reasonably expected to last for more than two weeks following the Closing), shall remain an employee of P&G and its Affiliates and shall not transfer employment to Purchaser or any of its Affiliates (including for these purposes any Transferred Subsidiary) until such time as such employee is able to return to active work status (each, a “Delayed Transfer Employee”). Each such Delayed Transfer Employee shall not be considered a Continuing Employee unless and until such employee returns to actively at work status with Purchaser or its Affiliates prior to the second anniversary of the Closing. With respect to each such employee, any references to the termination of any employment-related obligations of P&G or any of its Affiliates and the assumption or commencement of employment-related obligations by Purchaser and its Affiliates as of the Closing Date shall be deemed to apply instead as of the date such employee returns to actively at work status with Purchaser or its Affiliates. With respect to any Core In-Scope Employee who is working in any country pursuant to a local visa or similar authorization as of Closing, to the extent permitted by applicable Law: (i) Purchaser and P&G shall use their reasonable best efforts to allow such employee to transfer to an Affiliate of Purchaser in such country as of Closing and (ii) to the extent such measures are not completed as of Closing, such employee shall be treated as a Delayed Transfer Employee. In addition, P&G and Purchaser shall, and shall cause their respective Affiliates to, cooperate to identify and effect the transfer to Purchaser of any individuals retained as independent contractors whose employment is required to transfer to Purchaser, a Purchasing Affiliate or a Transferred Subsidiary as of the Closing pursuant to applicable Law.

SECTION 6.02. Terms of Employment.

(a) Employment Position. As of the Closing, Purchaser shall, or shall cause one of Purchaser’s Affiliates to, provide to each Continuing Employee employment in a position at least comparable to that held by such Continuing Employee immediately before the Closing on the terms set forth on Schedule 6.02(a).

(b) Compensation. The (“Continuation Period”) for each Continuing Employee means the two-year period that begins as of the Closing or such shorter period as such Continuing Employee shall remain an employee of an Employing Entity following the Closing. Purchaser shall provide each Continuing Employee with compensation on the terms set forth on Schedule 6.02(b).

(c) Severance. With respect to each Continuing Employee, other than a Continuing Employee who is a party to an individual severance agreement, who incurs a Qualifying Termination (as defined on Schedule 6.02(c)) during the two-year period that begins as of the Closing, Purchaser shall, or shall cause one of Purchaser’s Affiliates to, provide such employee with the severance payments and benefits under the applicable formula set forth in Section 6.02(c) of the P&G Disclosure Letter for employees based in the relevant jurisdiction.

(d) Other Benefits. During the Continuation Period, Purchaser shall provide each Continuing Employee with other employee benefits (of a type not addressed above) that are comparable in the aggregate to the benefits offered to such Continuing Employee by P&G as of the date hereof.

(e) Welfare Plans. Purchaser shall cause each benefit plan of Purchaser and its Affiliates in which any Continuing Employee participates that is a medical benefit plan (collectively, “Purchaser’s Medical Plans”) to (1) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations that were in effect with respect to such employees as of the Closing Date under the corresponding Employee Benefit Plan, (2) honor any payments, charges and expenses of such Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Employee Benefit Plan in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Purchaser Medical Plan during the same plan year in which such payments, charges and expenses were made, and (3) with respect to any medical plan, waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee following the Closing Date to the extent such employee had satisfied any similar limitation under the corresponding Employee Benefit Plan.

(f) Flexible Spending Accounts. Purchaser or one of Purchaser’s Affiliates shall cover each US Continuing Employee who has elected to participate in a flexible spending account plan maintained by P&G or any of its Affiliates (“P&G’s FSA”) under a flexible spending account plan maintained by Purchaser or one of Purchaser’s Affiliates (“Purchaser’s FSA”) at the same level of coverage provided under P&G’s FSA. Each US Continuing Employee shall be treated as if his participation in Purchaser’s FSA had been continuous from the beginning of the plan year under P&G’s FSA in which the Closing occurs and each existing salary reduction election shall be taken into account for the remainder of the plan year under

Purchaser’s FSA in which the Closing occurs, as if made under Purchaser’s FSA. Purchaser’s FSA shall provide reimbursement for medical care expenses and dependent care expenses incurred by US Continuing Employees at any time during the plan year under P&G’s FSA in which the Closing occurs (including claims incurred before the Closing), up to the amount of such US Continuing Employees’ elections and reduced by amounts previously reimbursed by P&G’s FSA. Within 30 days following the Closing date, P&G shall (i) provide to Purchaser accounting of the amounts elected, deducted and paid in respect of claims under P&G’s FSA in respect of the US Continuing Employees during the plan year in which the Closing occurs and before the Closing and (ii) pay to Purchaser the net amount, if any, of the excess of the aggregate amount deducted over the aggregate amount paid in respect of claims under P&G’s FSA in respect of the US Continuing Employees during the plan year in which the Closing occurs.

(g) Earned Vacation. Purchaser and Purchaser’s Affiliates shall credit each Continuing Employee the amount of accrued and unpaid hours of vacation, personal hours or days earned and sick leave (the “Transferred Leave”) applicable to such Continuing Employee as of the Closing and P&G shall provide to Purchaser as of the Closing Date a schedule indicating for each Continuing Employee the type and number of days of Transferred Leave. Purchaser and Purchaser’s Affiliates shall ensure that such Transferred Leave is not subject to forfeiture to the same extent not subject to forfeiture under the P&G Vacation Policy and that such Transferred Leave does not count toward any maximum accrual amount under any plan, program or policy maintained by Purchaser or one of Purchaser’s Affiliates for the purpose of providing vacation, personal days or hours or sick leave.

(h) Expatriate Packages; Localization Packages. With respect to Continuing Employees who, as of the Closing, receive an Expatriate Package, Purchaser will maintain a comparable Expatriate Package for each such Continuing Employee unless and until such Continuing Employee returns to his or her home country and will pay the costs of such repatriation to the same extent and on the same terms as provided for in P&G’s or its Affiliate’s policies and practices, as applicable, immediately prior to the Closing. With respect to Continuing Employees who, immediately prior to the Closing, have been localized other than in their original home country and receive specific benefits from P&G or its Affiliates relating to their localized status (a “Localization Package” and each such Continuing Employee, a “Localized Employee”), Purchaser will maintain a comparable Localization Package for each such Localized Employee unless and until his or her employment terminates.

(i) International Retirement Arrangements. Effective as of the Closing Date each international retirement arrangement (a “IRA”) for any Continuing Employee shall be terminated and P&G shall be obligated to make a cash payment to each such Continuing Employee in an amount determined in accordance with the terms of the applicable IRA and shall take all other actions that may be necessary in connection with such termination and Purchaser shall not assume any liabilities in respect of such IRAs.

(j) Post-Continuation Period Benefits. Following the Continuation Period, Purchaser shall, or shall cause one of Purchaser’s Affiliates to, provide to each Continuing Employee then continuing in employment with Purchaser or its Affiliates employment on terms no less favorable in the aggregate than the terms of employment of similarly situated employees of Purchaser and its Affiliates.

(k) Purchaser Terms and Benefits. For each Continuing Employee, the terms of Schedule 6.02(k) shall apply.

(l) Special Rule for Non-US Employees. Notwithstanding the foregoing, the terms of Schedule 6.02(l) shall apply to all Non-US Continuing Employees.

SECTION 6.03. Bonuses and Incentives. P&G will retain all obligations to the Article 6 Employees, including Continuing Employees, with respect to the bonuses and incentives under P&G’s Short Term Achievement Reward bonus program (and any other cash or similar incentive program) in which the Continuing Employees participate for the plan year in which the Closing Date occurs that are attributable to the period prior to the Closing. P&G shall be responsible for its pro-rata share (determined by dividing the number of days of the relevant measurement period occurring prior to and including the Closing Date by the total number of days of such measurement period) of any “13th-month,” “jubilee” or anniversary, or similar bonus to which any Continuing Employee is entitled for service during a measurement period that begins prior to the Closing and ends following the Closing (and within one year following the Closing in the case of any “jubilee” or anniversary bonus), and Purchaser shall be responsible for the remainder of such bonus.

SECTION 6.04. Credit for Service with P&G. Where applicable, Purchaser and Purchaser’s Affiliates shall provide credit for each Continuing Employee’s length of service with P&G and its Affiliates for all purposes (including eligibility, vesting and benefit accrual) under each plan, program, policy, or arrangement of Purchaser and Purchaser’s Affiliates to the same extent such service was recognized under a similar plan, program, policy or arrangement of P&G or any of its Affiliates; provided that such prior service credit shall not be required to the extent that it results in a duplication of benefits.

SECTION 6.05. P&G Non-US Pension Plans; UK Early Retirement Plan.

(a) French (Retirement Indemnity Plan), German, Italian and Swiss Pension Plans.

(i) Purchaser shall assume, and shall, or shall cause an Affiliate of Purchaser to, pay, perform and discharge all obligations for benefits accrued by the Non-US Continuing Employees under the plans set forth in Section 6.05(a)(i) of the P&G Disclosure Letter (the “P&G Section 6.05(a) Plans”). Purchaser and P&G agree that from and after the Closing, P&G and its Affiliates (other than the Transferred Subsidiaries) shall have no further liability in respect of the P&G Section 6.05(a) Plans for the payment of pension benefits or post employment medical benefits to any Non-US Continuing Employee or dependent thereof.

(ii) Not less than ten Business Days prior to the Closing, P&G shall deliver to Purchaser a good faith estimate prepared by a qualified actuary in the relevant jurisdiction of the applicable Actuarial Liability as of the Closing Date with respect to each of the P&G Section 6.05(a) Plans, together with copies of work papers and other documents reasonably sufficient to support the calculation of such estimate. Such estimates shall be prepared using the actuarial assumptions set forth in Section 6.05(a)(ii) of the P&G Disclosure Letter. At the Closing, in accordance with the terms of each P&G

Section 6.05(a) Plan, P&G shall cause a transfer of cash equal to the estimated Actuarial Liability referred to above (or if applicable Law or the terms of such plan specify the amount thereof to be transferred, such amount, together with cash representing any deficiency between the value of such transfer and the Actuarial Liability referred to above) to be made from or in respect of the applicable P&G Section 6.05(a) Plan (or from P&G directly) to a corresponding pension plan maintained by Purchaser.

(iii) Within 45 days after the Closing Date, P&G shall deliver to Purchaser a statement setting forth a detailed calculation and breakdown prepared by a qualified actuary in the relevant jurisdiction of the applicable Actuarial Liability with respect to each of the P&G Section 6.05(a) Plans (the “Pensions Statement”). Unless Purchaser notifies P&G in writing within 30 days after P&G’s delivery of the Pensions Statement of any objection to the computation of the Actuarial Liability with respect to any P&G Section 6.05(a) Plan, the Pensions Statement shall become final and binding. Any such notice of objection shall specify in reasonable detail the nature of any disagreement so asserted and only include disagreements based on the calculation of the applicable Actuarial Liability not being in accordance with standard actuarial practice and the actuarial assumptions set forth in Section 6.05(a)(ii) of the P&G Disclosure Letter.

(iv) If Purchaser provides a notice of objection to P&G pursuant to Section 6.05(a)(iii) within such 30-day period, Purchaser and P&G shall, during the 30-day period following P&G’s receipt of such notice of objection, attempt in good faith to resolve Purchaser’s objections. If P&G and Purchaser are able to resolve all or a portion of such objections within such 30-day period, they shall reduce such resolution to writing and the matters so agreed upon shall be final and binding on P&G and Purchaser. If P&G and Purchaser are unable to resolve all such objections within such 30-day period, the matters remaining in dispute shall be submitted to an actuarial firm mutually agreed upon by Purchaser and P&G and, if P&G and Purchaser are unable to so agree within 10 days after the end of such 30-day period, then P&G and Purchaser shall each select such a firm and such firms shall jointly select a third nationally recognized firm to resolve the disputed matters (such selected firm being the “Independent Actuarial Expert”), together with the parties’ written submissions in support of their respective positions. The parties shall instruct the Independent Actuarial Expert to render its reasoned written decision as promptly as practicable but in no event later than 60 days after its selection. The resolution of disputed items by the Independent Actuarial Expert (A) shall be based solely on the written submissions provided by the parties; (B) shall not provide for a resolution of any disputed item that is more favorable to P&G than the determination of such item in the Pensions Statement or more favorable to Purchaser than the determination of such item in the notice of disagreement submitted pursuant to Section 6.05(a)(iii); and (C) shall be final and binding, and the determination of the Independent Actuarial Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The fees and expenses of the Independent Actuarial Expert shall be borne equally by Purchaser and P&G. P&G shall cause its Affiliates and their respective service providers to provide to Purchaser promptly upon request any reasonably requested information and materials reasonably necessary or appropriate to enable Purchaser to calculate the Actuarial Liability, to understand the calculations performed by P&G’s actuary and to assess the assets to be transferred to Purchaser’s plans in respect of any Liabilities under the P&G Section 6.05(a) Plans to be assumed by Purchaser.

(v) Within 10 days after the Actuarial Liability has been finally determined with respect to each of the P&G Section 6.05(a) Plans, (i) if the sum of such Actuarial Liability exceeds the aggregate amount transferred to Purchaser’s plans pursuant to Section 6.05(a)(ii), P&G shall pay to Purchaser the amount of such excess, and (ii) if the aggregate amount transferred to Purchaser’s plans pursuant to Section 6.05(a)(ii) exceeds the sum of such Actuarial Liability, Purchaser shall pay to P&G such excess. Any payment hereunder shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser or P&G, as the case may be.

(vi) Notwithstanding the foregoing, if under applicable Law (including, without limitation, Swiss Law relating to partial liquidation rules), or by the applicable trustee of any Section 6.05(a) Plan, Continuing Employees are required to continue to accrue benefits under a P&G Section 6.05(a) Plan after the Closing or the transfer of assets described above is required to be made in assets other than cash or other procedures contrary to the above procedures are required to be followed, then the parties shall cooperate to provide for the transfer of amounts equal to the applicable Actuarial Liability inclusive of all benefit obligations assumed by Purchaser under the relevant P&G Section 6.05(a) Plan, to identify and agree the assets to be transferred and to follow such other procedures as may be required under Law.

(b) Pension Plans (other than French (Retirement Indemnity), German, Italian and Swiss Plans).

(i) No assets or liabilities with respect to the Continuing Employees shall be transferred as a result of this Agreement from any pension plan or post-retirement health or welfare plan or arrangement set forth in Section 6.05(b) of the P&G Disclosure Letter or any other pension or post-retirement health or welfare plan or arrangement (other than the P&G Section 6.05(a) Plans and the UK Early Retirement Plan) (the “P&G Section 6.05(b) Plans”) to any plan or arrangement established by Purchaser or any of Purchaser’s Affiliates, and, as of the Closing, the Continuing Employees participating in the P&G Section 6.05(b) Plans shall cease to accrue additional benefits under the P&G Section 6.05(b) Plans (to the extent such accruals have not already ceased). Vested benefits accrued by the Continuing Employees under the P&G Section 6.05(b) Plans through the Closing shall be payable to such Continuing Employees pursuant to the terms of, and at the time and in the amounts provided under, the P&G Section 6.05(b) Plans, as may be amended from time to time.

(c) UK Pension and Early Retirement Benefit.

(i) Purchaser shall assume, and shall, or shall cause an Affiliate of Purchaser to, pay, perform and discharge all obligations for benefits accrued by the Non-US Continuing Employees under the provisions of the Early Retirement Benefit component of the P&G Pension Fund set forth in Section 6.05(c)(i) of the P&G Disclosure Letter (the “UK Early Retirement Provisions”). Purchaser and P&G agree that from and after the Closing, P&G and its Affiliates (other than the Transferred Subsidiaries) shall have no further liability in respect of the UK Early Retirement Provisions for the payment of benefits to any Non-US Continuing Employee or dependant thereof.

(ii) Not less than ten Business Days prior to the Closing, P&G shall deliver to Purchaser a good faith estimate prepared by a qualified actuary in the United Kingdom of the applicable UK Early Retirement Liability with respect to the UK Early Retirement Provisions, together with copies of work papers and other documents reasonably sufficient to support the calculation of such estimate. Such estimate shall be prepared using the actuarial assumptions set forth in Section 6.05(c)(ii) of the P&G Disclosure Letter. At the Closing, an amount equal to the sum of such estimates shall be offset against the Purchase Price to be paid by Purchaser pursuant to Section 2.04(b)(i)(B). Within 45 days after the Closing Date, P&G shall deliver to Purchaser a statement setting forth a detailed calculation and breakdown prepared by a qualified actuary in the United Kingdom of the applicable UK Early Retirement Liability with respect to the UK Early Retirement Provisions. Any objections by Purchaser to the actuarial estimate of the UK Early Retirement Liability with respect to the UK Early Retirement Provisions shall be asserted and resolved through the provisions of Section 6.05(a) applicable to disputes and resolution of disputes with respect to the Pensions Statement.

(iii) P&G shall procure that the Procter & Gamble Pharmaceuticals UK Limited (the “UK Transferred Subsidiary”) shall cease to be a participating employer of (a) each of the UK pension schemes sponsored or contributed to by P&G or any P&G Affiliate (each a “UK Scheme”) with effect on and from Closing and P&G shall pay any Liability, contribution or other payment (a) arising under section 75 or 75A Pensions Act 1995 with respect to any UK Scheme, (b) arising on or after the Closing Date under sections 38 to 51 Pensions Act 2004 with respect to any UK Scheme or (c) otherwise relating to any obligation to provide financial support for any Person which contributes to any UK Scheme pursuant to a direction made under section 43 Pensions Act 2004.

SECTION 6.06. Severance Agreements. With respect to a Continuing Employee who is a party to an individual severance agreement, Purchaser shall assume such agreement and provide such employee with the severance payments and benefits to which such employee would be entitled under the terms of his or her severance agreement, or if more favorable, the severance payments provided by Purchaser to similarly situated employees under any broad-based severance plans or policies of Purchaser or its Affiliates. Purchaser and the Employing Entity may require, as a condition to the payment of any severance due hereunder to any Continuing Employee, that such Continuing Employee provide a general waiver and release of claims in a form substantially similar to the form used for similarly situated Purchaser employees; provided, that nothing herein shall preclude such Continuing Employee from becoming employed by P&G and its Affiliates and such release shall also include a provision for a release of claims for the benefit of P&G and its Affiliates.

SECTION 6.07. COBRA and HIPAA; Workers’ Compensation. Effective as of the Closing, Purchaser and Purchaser’s Affiliates shall assume and be responsible for (i) all Liabilities with respect to US Continuing Employees and their eligible dependents, in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, as

amended, the Health Insurance Portability and Accountability Act of 1996, Sections 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar laws; and (ii) subject to Section 6.09(d)(iii) to the extent applicable, all workers’ compensation benefits payable to or on behalf of the US Continuing Employees.

SECTION 6.08. WARN Act. Purchaser shall, and shall cause Purchaser’s Affiliates to, provide any required notice under the WARN Act, and any similar federal, state or local law or regulation, and to otherwise comply with the WARN Act and any such other similar law or regulation with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Continuing Employees (including as a result of the consummation of transactions contemplated by this Agreement) and occurring from and after the Closing. Purchaser shall not, and shall not permit any of Purchaser’s Affiliates to, take any action on or after the Closing Date that would cause any termination of employment of any employees by P&G or P&G’s Affiliates occurring prior to the Closing to constitute a “plant closing,” “mass layoff” or group termination or similar event under the WARN Act or any similar federal, state, local or foreign law or regulation, or to create any liability or penalty to P&G or any of its Affiliates for any employment terminations under applicable Law. P&G shall notify Purchaser of any layoffs of any employees of the Pharmaceuticals Business or any Transferred Subsidiary that occur during the 90-day period prior to the Closing.

SECTION 6.09. Administration, Employee Communications, Cooperation. (a) Following the date of this Agreement, P&G and Purchaser (and their Affiliates) shall reasonably cooperate and use good faith efforts in all matters reasonably necessary to effect the transactions contemplated by this Article VI, including, (i) cooperating and providing each other with all necessary and reasonable assistance and information to ensure that any works councils or committees, trade unions and/or employee representatives applicable to the Non-US Continuing Employees are provided with the information required in order for proper consultation to take place and (ii) exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by applicable Law), making any and all required filings and notices, making any and all required communications with Article VI Employees and obtaining any governmental approvals required hereunder.

(b) Between the date hereof and the Closing Date, any communications between Purchaser and any employees of P&G and its Affiliates regarding terms of employment, employee benefits or otherwise regarding employment with Purchaser shall be conducted through processes approved by P&G, such approval not to be unreasonably withheld. Such processes shall provide adequate access to the Article 6 Employees and allow all reasonable means of communication with such employees by Purchaser and its Affiliates.

(c) Without limiting Purchaser’s obligations under this Article VI with respect to the Continuing Employees, this Article VI shall not (i) be treated as an amendment of, or undertaking to amend any employee benefit plan in which Purchaser’s employees participate, or (ii) prohibit Purchaser or any of its Affiliates (including the Transferred Subsidiaries) from amending any employee benefit plan in which Purchaser’s employees participate.

(d) P&G shall retain and be responsible for all Liabilities to the extent relating to (i) any Pharmaceuticals Business Employee who does not become a Continuing Employee for any reason (other than a failure of Purchaser or its Affiliates to fulfill their obligations under this Article VI) (including, without limitation, any Pharmaceuticals Business Employee who has terminated employment with P&G and its Affiliates on or prior to the Closing), (ii) except as explicitly provided in this Article VI or non material Employee Benefit Plans sponsored or maintained by the Transferred Subsidiaries, any Employee Benefit Plan (including each Section 3.18(c) Plan and including any employer’s social security (or similar) contributions or costs relating to participation in such plans by the Pharmaceuticals Business Employees) and (iii) claims for benefits or recovery with respect to claims incurred on or prior to the Closing Date by any Continuing Employee under any employee benefit plan or third-party insurance arrangement, to the extent such benefit plan or third-party insurance arrangement provides for claims payment or recovery on an as incurred basis (including, without limitation, claims under medical, life insurance and disability benefit plans and policies, workers compensation claims and similar claims) (collectively, the “Specified Employee Liabilities”).

(e) P&G shall use its reasonable best efforts to provide Purchaser in a timely manner with sufficient information to enable the Purchaser or the relevant member of the Purchaser’s group to fulfill its obligations to the revenue authorities in any jurisdiction in relation to the participation of any of the Continuing Employee in any Employee Benefit Plan.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.01. Conditions to Each Party’s Obligation. The obligations of Purchaser and P&G to consummate the Closing are subject to the satisfaction (or waiver by Purchaser and P&G) at or prior to the Closing of the following conditions:

(a) Governmental Approvals. Any applicable waiting periods, and any required consents, under applicable Antitrust Laws set forth on Schedule 7.01(a) shall have expired, been terminated or been obtained, as applicable.

(b) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or enforced and there shall not be in effect any applicable Law or preliminary or permanent injunction or order which is in effect and which prohibits the consummation of the Acquisition.

(c) P&G Euro Forum; Works Councils; Economic Committees; Unions. Subject to Section 5.22, the notifications to the P&G Euro Forum, and the works councils, economic committees and unions identified on Schedule 7.01(c) shall have been made, all required consultations shall have been conducted and with respect to each identified jurisdiction, either (i) a motivated opinion shall have been obtained from the each applicable works council, economic committee and union or (ii) the Closing shall be permitted under local law without such motivated opinion.

(d) Section 338(h)(10) Election. Each of P&G and Purchaser shall have executed an effective, irrevocable Section 338(h)(10) Election with respect to the U.S. Transferred Subsidiary.

SECTION 7.02. Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of P&G in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches arising from matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Pharmaceuticals Business MAE and (ii) the representations and warranties of P&G set forth in Sections 3.02, 3.04, 3.08, the first sentence of 3.09(a) and the first sentence of 3.10(d) of this Agreement shall be true and correct in all material respects (or, in the case of any such representation or warranty that is qualified by materiality, in all respects) on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects (or, in the case of any such representation or warranty that is qualified by materiality, in all respects) on and as of such earlier date). Purchaser shall have received a certificate signed by an authorized officer of P&G as to the satisfaction of the foregoing condition. For purposes of determining the satisfaction of clause (i) of this condition, the representations and warranties of P&G shall be deemed not qualified by any references contained in such representations and warranties to materiality generally or to whether or not any breach results in a Pharmaceuticals Business MAE.

(b) Performance of Obligations of P&G. P&G shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them by the time of the Closing. Purchaser shall have received a certificate signed by an authorized officer of P&G as to the satisfaction of the foregoing condition.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, development or event that, individually or in the aggregate, has had, or would reasonably be expected to have, a Pharmaceuticals Business MAE.

(d) Audited Financial Statements. P&G shall have delivered to Purchaser the Audited Financial Statements, and neither the Audited Financial Statements, nor the Audited Balance Sheet, shall be at variance with the Unaudited Draft Financial Statements or the Unaudited Draft Balance Sheet, respectively, in a manner that is material to the value of the Pharmaceuticals Business in a manner that is adverse or that would reasonably be expected to materially delay, impair or increase the costs of the Financing; provided, that the condition set forth in this Section 7.02(d) shall be deemed satisfied at 5:00 p.m., New York time on the fifth calendar day following delivery of the Audited Financial Statements unless this Agreement has been terminated pursuant to Section 8.01(a)(vi) prior to such time (it being understood that

Purchaser shall be given access to work papers that the Pharmaceutical Business’ independent auditors would customarily provide in transactions of this nature (it being further understood that such work papers will not include international office work papers or proprietary information of such independent auditors customarily excluded)).

(e) Financing. Purchaser shall have received the proceeds of the Financing contemplated by the Commitment Letter (or, if Purchaser shall have arranged for alternative financing from alternative sources, then the proceeds of such alternative financing) in an amount sufficient to satisfy Purchaser’s obligation under Section 2.04 and the payment of all fees and expenses reasonably expected to be incurred in connection therewith.

SECTION 7.03. Conditions to Obligation of P&G. The obligation of P&G to consummate the Closing is subject to the satisfaction (or waiver by P&G) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches arising from matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Purchaser MAE. P&G shall have received a certificate signed by an authorized officer of Purchaser as to the satisfaction of the foregoing condition. For purposes of determining the satisfaction of this condition, the representations and warranties of Purchaser shall be deemed not qualified by any references contained in such representations and warranties to materiality generally or to whether or not any breach would results in a Purchaser MAE.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing. P&G shall have received a certificate signed by an authorized officer of Purchaser as to the satisfaction of the foregoing condition.

SECTION 7.04. Frustration of Closing Conditions. Neither Purchaser nor P&G may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to comply with its agreements set forth herein.

ARTICLE VIII

TERMINATION

SECTION 8.01. Termination. (a) This Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual written consent of P&G and Purchaser;

(ii) by either P&G or Purchaser, upon written notice to the other party, if the Acquisition shall not have been consummated on or prior to December 31, 2009 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(a)(ii) shall not be available to any party whose breach of any provision of this Agreement has been the cause of the failure of the Acquisition to be consummated on or prior to the Outside Date;

(iii) by P&G, upon written notice to Purchaser, if (A) there exists a breach of any representation or warranty of Purchaser contained in this Agreement such that the closing condition set forth in Section 7.03(a) would not be satisfied or (B) there exists a breach of any covenant or agreement of Purchaser contained in this Agreement to be performed or complied with by Purchaser such that the closing condition set forth in Section 7.03(b) would not be satisfied, and, in the case of both (A) and (B), such breach is incapable of being cured by the Outside Date;

(iv) by Purchaser, upon written notice to P&G, if (A) there exists a breach of any representation or warranty of P&G contained in this Agreement such that the closing condition set forth in Section 7.02(a) would not be satisfied or (B) there exists a breach of any covenant or agreement of P&G contained in this Agreement to be performed or complied with by P&G such that the closing condition set forth in Section 7.02(b) would not be satisfied, and, in the case of both (A) and (B), such breach is incapable of being cured by the Outside Date;

(v) by P&G or Purchaser, upon written notice to the other party, if any of the conditions set forth in Section 7.01 shall have become incapable of fulfillment on or prior to the Outside Date; and

(vi) by Purchaser if following delivery of the Audited Financial Statements by P&G to Purchaser, the closing condition set forth in Section 7.02(d) would be incapable of being satisfied; provided, however, that any termination of this Agreement pursuant to this 8.01(a)(vi) shall be made prior to 5:00 p.m. New York time on the fifth calendar day following delivery of the Audited Financial Statements (it being understood that Purchaser shall be given access to work papers that the Pharmaceutical Business’ independent auditors would customarily provide in transactions of this nature (it being further understood that such work papers will not include international office work papers or proprietary information of such independent auditors customarily excluded)).

(b) In the event of termination by P&G or Purchaser pursuant to Section 8.01(a), written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i) to the extent required by the Confidentiality Agreement, Purchaser shall, and shall cause each of its directors, officers, employees, agents, representatives and advisors to, return to P&G all documents and other material received from P&G or any of its Affiliates or representatives relating to the transactions contemplated by this Agreement, whether so obtained before or after the execution hereof; and

(ii) all confidential information received by Purchaser, its Affiliates, directors, officers, employees, agents, representatives or advisors with respect to the businesses of P&G and its Affiliates (including the Pharmaceuticals Business) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 8.02. Effect of Termination. If this Agreement is terminated and the transactions contemplated by this Agreement are abandoned as described in Section 8.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of Section 5.08 (Publicity), Section 5.17 (Confidentiality), Article VIII (Termination), Section 10.03 (Expenses), Section 10.09 (Governing Law) and Section 10.10 (Commencement of Proceedings); provided, however, that nothing in this Section 8.02 shall be deemed to (i) release any party from any liability for any willful breach by such party of the terms, conditions, covenants and other provisions of this Agreement.

SECTION 8.03. Termination Fee. (a) In the event that this Agreement is terminated by P&G or Purchaser pursuant to Section 8.01(a)(ii) and all of the conditions to Closing set forth in Sections 7.01 and 7.02 (other than (i) the condition set forth in Section 7.02(e) and (ii) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of clause (ii), which conditions would be satisfied if the Closing Date were the date of such termination) have been satisfied or waived on or prior to the date of such termination (such a termination described above, a “Financing Condition Termination”), then Purchaser shall pay to P&G a termination fee equal to $93,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by P&G. The Termination Fee shall be payable within two Business Days after written notice of such termination in the case of a termination by P&G and concurrently with such termination in the case of a termination by Purchaser. P&G agrees that in the event that the Termination Fee is paid to P&G pursuant to this Section 8.03, notwithstanding anything in this Agreement to the contrary, the payment of such Termination Fee shall be the sole and exclusive remedy of P&G and its Related Persons against Purchaser or any of its Related Persons for, and in no event shall P&G or any of its Related Persons seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (A) any loss suffered as a result of the failure of the Acquisition to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, in each case, with respect to a Financing Condition Termination and any event related thereto or otherwise in connection with a breach of this Agreement, and upon payment to P&G of the Termination Fee, neither Purchaser nor any Related Person of Purchaser shall have further liability or obligation to P&G or any of its Related Persons relating to or arising out of this Agreement or the transactions contemplated hereby (except as provided in Section 8.02). Notwithstanding the foregoing, no Termination Fee shall be payable if P&G does not deliver, in advance of the Marketing Period, the Audited Financial Statements, the Required Interim Financial Statements or the other information and cooperation required in advance of the Marketing Period pursuant to Section 5.05(b), or if the failure of the condition set forth in Section 7.02(e) to be satisfied is otherwise a result of P&G’s material breach of Section 5.05(b). For purposes of this Section 8.03(a), “Related Person” means, with respect to a party, any former, current or future, direct or indirect, stockholder, director, officer, employee, agent, Representative, Affiliate or assignee of such party, or any former, current or future director, officer, employee, agent, Representative, Affiliate or assignee of any of the foregoing.

(b) If Purchaser shall fail to pay the Termination Fee when required pursuant to Section 8.03(a) Parent shall reimburse P&G, as applicable, for all reasonable costs and expenses actually incurred or accrued by P&G (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 8.03 from the date such payment was required to be made until the date of payment at the prime lending rate prevailing during such period as published in The Wall Street Journal.

ARTICLE IX

INDEMNIFICATION; SURVIVAL

SECTION 9.01. Tax Indemnification.

(a) From and after the Closing, P&G shall indemnify and hold harmless Purchaser and its Affiliates (including the Transferred Subsidiaries) and each of their respective officers, directors, employees, stockholders, agents and representatives, successors and assignees (the “Purchaser Indemnitees”) from and against (x) (i) all Liability for Taxes of the Transferred Subsidiaries for any Pre-Closing Tax Period (including, for the avoidance of doubt, any Taxes arising in a Post-Closing Tax Period that are attributable to taxable income for which a Transferred Subsidiary recognized a permanent economic benefit (such as, the receipt of cash or the equivalent thereof) without Tax liability in a Pre-Closing Tax Period), (ii) all Liability of the Transferred Subsidiaries for Taxes of P&G or its Affiliates (other than another Transferred Subsidiary) as a result of the application of Treasury Regulation § 1.1502-6 or any similar provision of state, local or foreign law with respect to any Pre-Closing Tax Period, (iii) all Liability for Section 338(h)(10) Taxes, (iv) all Liability of Purchaser or the Transferred Subsidiaries (or any successors thereto) for breach by P&G of any provision in Section 3.19 or Section 5.14, (v) all Liability for Taxes of P&G or its Affiliates (other than the Transferred Subsidiaries), other than Taxes described in Section 9.01(b), and (vi) all Liability for Transfer Taxes for which P&G is liable pursuant to Section 5.14(l) (provided, however, that P&G shall have no liability under this Section 9.01 for the German tax claim described in Section 3.19(b) of the P&G Disclosure Letter to the extent such liability is satisfied in the manner described in Schedule 5.07(b)) (collectively, “Indemnified Taxes”) and (y) all losses, damages, liabilities, and expenses (including reasonable third-party legal fees and expenses in connection with any audit, investigation, administrative proceeding or prosecution whether involving a third party claim or other action or a claim solely between the parties hereto) related to Indemnified Taxes (together with Indemnified Taxes, “Tax Losses”). Notwithstanding the foregoing, P&G shall not indemnify and hold harmless any Purchaser Indemnitee from any Tax Losses to the extent directly attributable to a breach by Purchaser of Section 5.14(c) hereof or of any other obligation under this Agreement. The parties acknowledge and agree that this Section 9.01 shall be the exclusive provision relating to indemnification for Liabilities relating to Taxes or for any breach of the representations and warranties of P&G contained in Section 3.19 and, for the avoidance of doubt, Sections 9.05, 9.06 and 9.10 shall not apply for purposes of this Section 9.01.

(b) From and after the Closing, Purchaser and the Transferred Subsidiaries, jointly and severally, shall indemnify and hold harmless P&G and its Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives, successors and assignees (the “P&G Indemnitees”) from and against (x)(i) all Liability for Taxes of the Transferred Subsidiaries for any Post-Closing Tax Period, (ii) all Liability for Taxes of P&G or its Affiliates (or any successors thereto) resulting from breach by Purchaser of Section 5.14(a) or Section 5.14(c) or any of its other covenants or agreements in this Agreement, and (iii) all Liability for Transfer Taxes for which Purchaser is liable pursuant to Section 5.14(l); and (y) all losses, damages, liabilities, and expenses (including reasonable third-party legal fees and expenses in connection with any audit, investigation, administrative proceeding or prosecution whether involving a third party claim or other action or a claim solely between the parties hereto) related to Taxes described in this Section 9.01(b).

(c) The amount of any Taxes based on or measured by income or receipts of the Transferred Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which a Transferred Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Transferred Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(d) Notwithstanding anything in this Agreement to the contrary, the provisions of Section 3.19, Section 5.14 and this Section 9.01 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

SECTION 9.02. Procedures Relating to Indemnification of Tax Claims.

(a) If any party is required to indemnify and hold harmless another party from and against any Liability for Taxes pursuant to Section 9.01 (the “Tax Indemnifying Party”), and the applicable indemnified party to this Agreement (the “Tax Indemnified Party”) receives a notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, suit, dispute or other claim (a “Tax Claim”) with respect (in whole or in part) to such Taxes, the Tax Indemnified Party shall promptly notify the Tax Indemnifying Party in writing of such Tax Claim. No failure or delay on the part of the Tax Indemnified Party to give notice to the Tax Indemnifying Party shall reduce or otherwise affect the Liabilities of the Tax Indemnifying Party pursuant to this Article IX; provided, however, that the Tax Indemnifying Party shall have no obligation to indemnify the Tax Indemnified Party pursuant to this Article IX to the extent that such failure or delay shall have adversely affected the Tax Indemnifying Party’s ability to defend against such Liability or claim for Taxes.

(b) The Tax Indemnifying Party shall assume and control the applicable audit or examination and the defense of a Tax Claim involving any Taxes for which it has an obligation to indemnify the Tax Indemnified Party pursuant to Section 9.01, and the Tax Indemnified Party agrees to, and to cause its Affiliates to, cooperate with the Tax Indemnifying Party in pursuing such contest, including execution of any powers of attorney in favor of the Tax Indemnifying

Party. Notwithstanding anything in this Agreement to the contrary, the Tax Indemnifying Party shall keep the Tax Indemnified Party informed of all material developments and events relating to such Tax Claim and the Tax Indemnified Party, at its own cost and expense and with its own counsel, shall have the right to participate in (but not control) the applicable audit or examination and defense of such Tax Claim.

(c) In no case shall any Tax Indemnified Party settle or otherwise compromise (or extend the statute of limitations for) any Tax Claim without the Tax Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld or delayed. Neither party shall settle a Tax Claim relating solely to Income Taxes of the Tax Indemnified Party or any of its subsidiaries for a Straddle Period without the other party’s prior written consent, which consent shall not be unreasonably withheld or delayed.

SECTION 9.03. Other Indemnification by P&G. Subject to the limitations set forth in Section 9.06 and Section 9.11, from and after the Closing, P&G shall, indemnify and hold harmless the Purchaser Indemnitees from and against any and all losses, damages, liabilities, or expenses (including reasonable third-party legal fees and expenses in connection with the investigation or prosecution of any Third Party Claim or any claim solely between the parties hereto) (collectively, “Losses”) suffered or incurred by any Purchaser Indemnitee (other than any Loss relating to Taxes or a breach of the representations and warranties of P&G set forth in Section 3.19, the exclusive indemnification provisions for which are set forth in Section 9.01), to the extent arising out of or resulting from any of the following:

(a) any breach of any representation or warranty of P&G contained in this Agreement;

(b) any breach of any covenant or agreement of P&G contained in this Agreement;

(c) any Specified Indemnified Liability;

(d) 50% of the Losses arising out of or resulting from any Shared Pre-Closing Environmental Liability; and

(e) 50% of the Losses arising out of or resulting from any Shared Pre-Closing Proceeding Liability.

SECTION 9.04. Indemnification by Purchaser. Subject to the limitations set forth in Section 9.06, from and after the Closing, Purchaser shall indemnify the P&G Indemnitees from and against any and all Losses suffered or incurred by any P&G Indemnitee (other than any Loss relating to Taxes, for which indemnification provisions are set forth in Section 9.01), to the extent arising out of or resulting from any of the following:

(a) any breach of any representation or warranty of Purchaser contained in this Agreement;

(b) any breach of any covenant or agreement of Purchaser contained in this Agreement; and

(c) the failure of Purchaser or its Affiliates to pay, perform or otherwise discharge when due and payable any Assumed Liability (except to the extent subject to indemnification by P&G pursuant to Sections 9.03(d) or (e)).

SECTION 9.05. Indemnification Procedures.

(a) Third Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any Proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment (in each case other than with respect to Taxes) for which indemnity may be sought under Section 9.03 or Section 9.04 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article IX, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis for indemnification and the amount thereof, to the extent known, along with copies of any relevant documents evidencing such Third Party Claim. Failure of the Indemnified Party to give such notice, or provide such documentation, shall not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party shall have 45 days from receipt of any such notice of a Third Party Claim to give notice to assume the defense, appeal or settlement proceedings thereof; provided that the Indemnifying Party acknowledges that the Losses resulting from such Third Party Claim are within the scope of indemnified Losses subject to Section 9.03 or 9.04 (any such acknowledgement having no effect on the application of any other provisions of this Section 9.05(a) that may limit the Indemnifying Party’s liability for such Losses). If notice to the effect set forth in the immediately preceding sentence is given by the Indemnifying Party, the Indemnifying Party shall have the right to assume the defense, appeal or settlement proceedings of the Indemnified Party against the Third Party Claim with counsel of its choice; provided that the Indemnifying Party shall not be entitled to (i) assume the defense, appeal or settlement of any Third Party Claim if (A) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; or (B) the Third Party Claim seeks any injunction or equitable relief against the Indemnified Party; or (ii) maintain control of the defense, appeal or settlement of any Third Party Claim if the Indemnifying Party has failed or is failing to defend in good faith the Third Party Claim. So long as the Indemnifying Party is entitled to do so and has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense, appeal or settlement proceedings of the Third Party Claim (provided that the Indemnifying Party shall pay the fees and expenses of such separate counsel incurred by the Indemnified Party prior to the date the Indemnifying Party assumes control of the defense of the Third Party Claim or if representation of both the Indemnifying Party and the Indemnified Party by the same counsel would create a conflict of interest (due to one or more legal defenses or counterclaims, a variable to the Indemnified Party, which are different from or additional to those available to the Indemnifying Party or other such conflicts)), (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (iii) the Indemnifying Party shall not (A) admit to any wrongdoing by the Indemnified Party or any of its Affiliates or (B) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for equitable relief against the Indemnified Party or any of its Affiliates or if such judgment or such settlement does not expressly unconditionally release the Indemnified Party and its Affiliates from all Liabilities and impose no ongoing constraint on the Indemnified Party or, if applicable, any real property with respect to such Third Party Claim, in each case, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) (it being understood and agreed that the Indemnified Party shall agree to any such settlement recommended by the Indemnifying Party for which the Indemnified Party’s prior written consent is not required pursuant to this claim (iii)). The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with such Third Party Claims. The parties shall also cooperate in any such defense, appeal or settlement proceedings, and give each other reasonable access, upon reasonable prior notice during normal business hours, to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, appeal or settlement proceedings, such Indemnifying Party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

(b) Other Claims. In order to assert a claim for indemnification under Section 9.03 or Section 9.04 (in each case, other than in respect of a Third Party Claim), the Indemnified Party shall provide the Indemnifying Party with written notice of such claim, stating the nature, basis and the amount thereof, to the extent known. The Indemnifying Party will have the right to refer such claim for resolution to the Chief Financial Officer of P&G and the Chief Financial Officer of Purchaser or (or their designees) by delivering to the Indemnified Party a written notice of the referral. Following receipt of a notice of referral, each of the Parties will cause their respective officer or designee to negotiate in good faith to resolve the Claim. If such officers or designees are unable to resolve the Claim within 60 days after the date notice of such claim is provided by the Indemnified Party, then either Party will have the right to seek to resolve such claim in accordance with the provisions of Article X. The Parties agree that all discussions, negotiations and other information exchanged between the Parties during the foregoing negotiation will be without prejudice to the legal position of a Party in any subsequent Proceeding.

SECTION 9.06. Limitations on Indemnification. (a) Notwithstanding anything in this Agreement to the contrary, (i) P&G shall not have any liability under Section 9.03(a) (other than with respect to a breach of any of the Specified Representations) unless the aggregate liability for Losses suffered by the Purchaser Indemnitees thereunder exceeds $23,250,000, and then only to the extent of such excess; (ii) P&G’s aggregate liability under Section 9.03(a) (other than with respect to a breach of Sections 3.01, 3.02, 3.04, 3.08, the first sentence of Section 3.09(a), the first sentence of Section 3.10(d), 3.11(c), 3.20 and 3.21 (the “Specified Representations”)) shall not exceed $620,000,000; (iii) (A) Purchaser shall not have any liability under Section 9.04(a) (other than with respect to a breach of any of the Purchaser Specified Representations) unless the aggregate liability for Losses suffered by the P&G Indemnitees thereunder exceeds $23,250,000, and then only to the extent of such excess; (B) Purchaser’s aggregate liability under Section 9.04(a) (other than with respect to a breach of Sections 4.01 and 4.07 (the “Purchaser Specified Representations”)) shall not exceed $620,000,000; and (C) Purchaser’s aggregate liability under Section 9.04(a) with respect to a breach of the Purchaser Specified Representations shall not exceed the Purchase Price; (iv) no party shall have any liability under Section 9.03(a) or Section 9.04(a) for any Loss arising out of any individual claim (or any series of claims arising out of substantially the same events, facts or circumstances, which shall be aggregated for purposes of this clause (iv)), unless such Loss exceeds $100,000, and any Losses that are disregarded pursuant to this clause (iv) shall not be aggregated for purposes of the preceding clauses (i) through (iii); (v) P&G shall not have any liability under Section 9.03(a) for any otherwise indemnifiable Loss to the extent, but only to the extent, of specific reserves or provisions on the Unaudited Balance Sheet for the matter giving rise to such Loss; and (vi) no party shall be liable under Section 9.03 or 9.04 for any Losses to the extent resulting from the failure of the Purchaser Indemnitees or the P&G Indemnitees, as applicable, to mitigate such Losses in accordance with applicable Laws. To the extent that any Losses incurred by the Purchaser Indemnitees arising out of a breach of P&G’s representations and warranties set forth in Section 3.20, are capable of mitigation through the conveyance to Purchaser or the applicable Purchaser Indemnitee of the non-transferred Asset giving rise to such Loss, Purchaser and P&G shall cooperate to effect any arrangement reasonably proposed by P&G for the transfer to Purchaser or the applicable Purchaser Indemnitee of such Asset following notice of the applicable claim.

(b) Purchaser acknowledges and agrees that, other than the representations and warranties of P&G specifically contained in Article III, there are no representations or warranties of P&G or any other person either expressed or implied with respect to the Pharmaceuticals Business, the Pharmaceuticals Business Assets, the Assumed Liabilities, the Transferred Subsidiaries or the transactions contemplated hereby, individually or collectively. Without limiting the foregoing, Purchaser acknowledges that Purchaser, together with its advisors, has made its own investigation of the Pharmaceuticals Business, the Pharmaceuticals Business Assets, the Assumed Liabilities and the Transferred Subsidiaries, and is not relying on any implied warranties or upon any representation or warranty whatsoever as to the prospects (financial or otherwise), or the viability or likelihood of success, of the Pharmaceuticals Business, except as expressly provided in this Agreement. Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that except as set forth in Article III, neither P&G nor any of its Affiliates makes any representations or warranties relating to the maintenance, repair, condition, design, performance or marketability of any Pharmaceuticals Business Asset, including merchantability of fitness for a particular purpose. Except as expressly set forth in any representation or warranty in Article III, Purchaser acknowledges and agrees that it and the Purchaser Indemnitees shall have no claim or right to indemnification pursuant to this Article IX (or otherwise) with respect to any information, documents or materials furnished to or for Purchaser by P&G, any of its Affiliates, or any of its or their officers, directors, employees, agents or advisors, including the Confidential Memorandum regarding the Pharmaceuticals Business provided to Purchaser and any information, documents or material made available to Purchaser in any “data room”, management presentation or any other form in expectation of the transactions contemplated hereby.

SECTION 9.07. Calculation of Indemnity Payments. The amount of any Loss for which indemnification is provided under this Article IX shall be (a) net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Loss (less the cost to collect the proceeds of such insurance) and (b) reduced to take account of the actual amount by which the Taxes of the Indemnified Party shall be reduced by such Loss. If any Loss related to a claim by an Indemnified Party is covered by one or more third party insurance policies held by the indemnified party, the Indemnified Party shall use commercially reasonable efforts to pursue claims against the applicable insurers for coverage of such Loss under such policies. If the Indemnified Party actually receives a full or partial recovery under such insurance policies following payment of indemnification by the Indemnifying Party in respect of such Loss, then the Indemnified Party shall refund amounts received from the Indemnifying Party up to the amount of indemnification actually received from the Indemnifying Party with respect to such Loss.

SECTION 9.08. Exclusivity. From and after the Closing, the sole and exclusive remedy of a party to this Agreement with respect to any and all claims relating to this Agreement, the Pharmaceuticals Business, the Pharmaceuticals Business Assets, the Assumed Liabilities, the Transferred Subsidiaries or the transactions contemplated by this Agreement (other than claims of, or causes of action arising from, fraud and except for seeking specific performance or other equitable relief to require a party to perform its obligations under this Agreement) shall be pursuant to the indemnification provisions set forth in Section 5.05(b), Section 5.11 and this Article IX. In furtherance of the foregoing, each party to this Agreement hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than pursuant to the indemnification provisions set forth in Section 5.05(b), Section 5.11 and this Article IX and other than claims of, or causes of action arising from, fraud and except for seeking specific performance or other equitable relief to require a party to perform its obligations under this Agreement) that such party, any Purchaser Indemnitee (in the case of Purchaser’s waiver) or any P&G Indemnitee (in the case of P&G’s waiver) may have against the other party or any of its Affiliates, or their respective directors, officers and employees arising under or based upon any applicable Laws (including with respect to environmental matters generally, or any matters under CERCLA specifically) and arising out of the transactions contemplated by this Agreement or, in the case of P&G’s waiver, arising out of or based upon its ownership of, or the operation of, the Pharmaceuticals Business prior to the Closing.

SECTION 9.09. Tax Treatment of Indemnification. For all Tax purposes, Purchaser and P&G agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price unless a final determination (which shall include the execution of an IRS Form 870-AD or successor form) provides otherwise.

SECTION 9.10. Survival. The representations and warranties contained in this Agreement shall survive the Closing solely for purposes of Sections 9.03 and 9.04. The representations and warranties contained in this Agreement (other than the Specified Representations and the Purchaser Specified Representations) shall terminate at the close of business on the date that is 18 months following the Closing. The Specified Representations and the Purchaser Specified Representations shall survive until the expiration of the applicable statute of limitations (or, if there is no applicable statute of limitations, until the fifth anniversary of the Closing). None of the covenants or agreements contained in this Agreement shall survive the Closing other than those which by their terms contemplate performance after the Closing Date and such surviving covenants and agreements shall survive the Closing only until the expiration of the term of the undertaking set forth in such agreements and covenants, except that breaches thereof shall survive until the expiration of the applicable statute of limitations (or, if there is no applicable statute of limitations, until the fifth anniversary of the Closing). No party shall have any liability or obligation of any nature with respect to any representation, warranty, agreement or covenant after the termination thereof unless a notice of a breach thereof giving rise to a right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such termination, in which case the noticed claims relating to such breach shall survive such termination until they are finally resolved. Without limiting the foregoing, all covenants and agreements of the parties are subject to all applicable statutes of limitation, statutes of repose and other similar defenses provided by law or equity. This Section 9.10 shall not apply to Sections 3.19, 5.14 and 9.01, the survival of which is governed solely by Section 9.01(d).

SECTION 9.11. Matters Relating to Environmental Indemnification. (a) P&G shall have no obligation to indemnify any Purchaser Indemnitee pursuant to Section 9.03(a) for any Losses arising from a breach of Section 3.14 or pursuant to Section 9.03(d) for any Losses arising from Shared Pre-Closing Environmental Liabilities (together, the “Indemnified Environmental Matters”) to the extent such Losses arise from or are a consequence of (i) the knowing initiation or undertaking by any Purchaser Indemnitee of activity primarily for the purpose of identifying, accelerating or increasing the cost of any Indemnified Environmental Matter, (ii) any disclosure, report or other communication to any Governmental Entity or third party (other than to P&G or any of its Affiliates (or their respective agents) or any third parties acting on behalf of or in concert with any Purchaser Indemnitee) by or on behalf of any Purchaser Indemnitee relating to any Indemnified Environmental Matters or (iii) a Phase II or other intrusive investigation, sampling, testing or monitoring of soil, surface water, groundwater or sediment performed by or on behalf of Purchaser or its Affiliates on or after the Closing, which, in the case of each of (i), (ii) and (iii) above, is not required by any Law, Environmental Permit or Governmental Entity or is not reasonably required to respond to a Third Party Claim (whether made against a P&G Indemnitee or a Purchaser Indemnitee) or is not initiated or undertaken in good faith to address conditions that pose an imminent and substantial health risk or present an imminent and substantial threat to the environment or natural resources or is not in connection with any expansion, repair in the ordinary course of business, modification in the ordinary course of business or closure of any Pharmaceuticals Business Asset; provided once the parties hereto have acknowledged a matter qualifies for coverage under Section 9.03(a) or Section 9.03(d), the limitations set forth in this Section 9.11(a)(ii) and (iii) shall not apply to such matter.

(b) In addition to the limitations in Section 9.11(a), P&G shall have no obligation to indemnify any Purchaser Indemnitee for any Losses arising from an Indemnified Environmental Matter to the extent that such Losses were not incurred in a “Commercially Reasonable Manner” which shall mean the most cost-effective and commercially reasonable method for investigation, remediation, removal, corrective action, containment, monitoring and/or other response action, as determined from the perspective of a reasonable business person acting (without regard to the availability of indemnification under this Article IX) to achieve compliance Environmental Laws, Environmental Permits or to meet the demands of any relevant Governmental Entity or as required by any judicial or administrative resolution, order or settlement of a claim to the extent consistent with the use of the relevant real property as of the Closing Date (it being understood that Commercially Reasonable Manner may include, where appropriate, the use of institutional or engineering controls, deed restrictions, land use restrictions, capping, or monitored natural attenuation (collectively, “Institutional Controls”)) so long as such Institutional Controls do not materially limit the use of the relevant property for activities ongoing as of the Closing, and so long as such Institutional Controls are acceptable to the Governmental Entities with jurisdiction over the matter.

(c) Purchaser and its Affiliates shall have the option to retain exclusive control of the resolution of any Indemnified Environmental Matter, including, the exclusive control of any investigation, remediation, correction of noncompliance, contact, meeting and negotiation with any Governmental Entities and the prosecution, defense and resolution of any remediation activities or any claim. With respect to any Indemnified Environmental Matter controlled by Purchaser and its Affiliates, P&G shall have the right to (i) at its sole cost and expense, retain separate consultants and co-counsel, (ii) receive advance notice of and participate, at its sole cost and expense, in any material meetings or material negotiations with any Governmental Entities and (iii) at its sole cost and expense, review in advance and provide comments on any material documents proposed to be submitted to Governmental Entities, which comments will be considered in good faith. All information concerning the Indemnified Environmental Matters shared between the parties shall be subject to the confidentiality provisions of Section 5.17(b) as if such provisions applied to Indemnified Environmental Matters. Except to the extent prohibited by any applicable Law, if an applicable Law requires P&G or its Affiliates to disclose any such information, P&G agrees to notify the Purchaser Indemnitees as soon as possible under the circumstances of such requirement and, to the extent possible and not inconsistent with its own obligations to comply with applicable Laws, to give the Purchaser Indemnitees the opportunity to make such disclosure or to review and comment in advance on the content and timing of any disclosure P&G proposes to make.

(d) The procedures set forth in this Section 9.11 are in addition to the procedures set forth elsewhere in Article IX; provided that, with respect to Indemnified Environmental Matters, to the extent any provision of this Section 9.11 conflicts with any other provision in Article IX, this Section 9.11 shall govern and control.

SECTION 9.12. Procedures for Shared Pre-Closing Proceedings. (a) Purchaser shall control the defense, appeal or settlement proceedings relating to any Shared Pre-Closing Proceeding with counsel of its choice and not reasonably objected to by P&G; provided that to the extent practicable, Purchaser shall continue to use Fulbright & Jaworski LLP as defense counsel in the defense of any Shared Pre-Closing Proceeding asserting claims related to osteonecrosis of the jaw. To the extent Purchaser may do so under the terms of any Contract relating to the Products, Purchaser shall provide P&G the opportunity to participate in the defense, appeal or settlement proceedings of any such Shared Pre-Closing Proceeding, with counsel of P&G’s choice at P&G’s sole cost and expense.

(b) P&G shall use its reasonable best efforts to assert any claims for indemnification of the Shared Pre-Closing Proceeding Liabilities under applicable insurance policies, and the amounts actually recovered by P&G under such insurance policies (less the cost to collect the proceeds of such insurance) will be applied to reduce the total amount of Shared Pre-Closing Proceeding Liabilities shared between the Parties, or if P&G receives any such amounts after any Shared Pre-Closing Proceeding Liability has already been incurred, P&G shall promptly pay to Purchaser 50% of such amounts. Purchaser shall reasonably cooperate with P&G and provide to P&G and/or its insurance carriers information relating to the foregoing insurance claims. Purchaser acknowledges that P&G and its Affiliates have asserted claims against such insurance policies for matters unrelated to the Pharmaceuticals Business, that such policies may contain aggregate coverage limits that may limit the net recovery under any particular claim, and agrees that P&G shall not be required to prosecute claims in any particular order or to favor claims related to the Pharmaceuticals Business over claims that are not so related.

(c) The procedures set forth in this Section 9.12 are in addition to the procedures set forth elsewhere in Article IX; provided that, with respect to Shared Pre-Closing Proceeding Liabilities, to the extent any provision of this Section 9.12 conflicts with any other provision in Article IX, this Section 9.12 shall govern and control.

ARTICLE X

MISCELLANEOUS

SECTION 10.01. Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by either party hereto without the prior written consent of the other party hereto, except that Purchaser may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, (i) to one or more Affiliates of Purchaser and (ii) after the Closing Date, to any Person; provided that no such transfer or assignment pursuant to clause (i) or (ii) will relieve Purchaser of its obligations hereunder or enlarge, alter or change any obligation of P&G due to Purchaser (including through any requirement to obtain any additional Authorization or consent of third parties). Subject to the first sentence of this Section 10.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 10.01 shall be void.

SECTION 10.02. No Third-Party Beneficiaries. Except as provided in Article IX or in Section 10.10, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder.

SECTION 10.03. Expenses. Each of the parties hereto shall pay its own legal, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby and any other costs and expenses incurred by such party, except as otherwise expressly set forth herein.

SECTION 10.04. Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five business days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile, provided that the facsimile transmission is promptly confirmed by telephone, (c) when delivered, if delivered personally to the intended recipient and (d) one business day following sending by overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party:

(i)	if to P&G,

The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, OH 45202

Attention:	Chief Financial Officer
Facsimile:	(513) 983-2611

with copies to (which shall not constitute notice):

The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, OH 45202

Attention:	Corporate Secretary
Facsimile:	(513) 983-2611

and

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention:	Scott F. Smith
Andrew W. Ment
Facsimile:	(646) 441-9056; (646) 441-9012

(ii)	if to Purchaser,

Warner Chilcott

100 Enterprise Drive

Rockaway, New Jersey 07866

Attention:	General Counsel
Facsimile:	(973) 442-3310

with copies to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:	George R. Bason, Jr.
Michael Davis
Facsimile:	(212) 450-3800

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 10.04.

SECTION 10.05. Limitation on Damages. Notwithstanding anything to the contrary in this Agreement, in no event shall either party be liable for punitive damages, if any, of the other party, or any consequential damages of the other party that are not reasonably foreseeable, in each case whether or not caused by or resulting from the actions of such party or the breach of its covenants, agreements, representations or warranties hereunder, even if such party has been advised of the possibility of such damages; provided, however, that nothing in this Section 10.05 shall preclude any recovery by an Indemnified Party against an Indemnifying Party for a Third Party Claim.

SECTION 10.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto.

SECTION 10.07. Entire Agreement. This Agreement and the Exhibits and Schedules annexed hereto, the Confidentiality Agreement and the Transaction Documents constitute the entire understanding between the parties with respect to the subject matter hereof and thereof, and supersede all other understandings and negotiations with respect thereto. In the event of any conflict between the provisions of this Agreement (including the Schedules and Exhibits), on the one hand, and the provisions of the Confidentiality Agreement or the Transaction Documents (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

SECTION 10.08. Severability. In the event that any provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction.

SECTION 10.09. Governing Law. This Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the laws of the State of New York, without reference to its conflicts of law principles.

SECTION 10.10. Commencement of Proceedings. P&G irrevocably agrees that any legal Proceeding brought by it or any of its Affiliates against Purchaser or any of its Affiliates or any provider of any Financing arising out of or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court. The providers of the Purchaser’s Financing are third party beneficiaries of this Section 10.10.

SECTION 10.11. Service of Process. Each of the parties consents to service of any process, summons, notice or document by certified or registered mail, postage prepaid, to such party’s respective address set forth above.

SECTION 10.12. Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any Transaction Document or the transactions contemplated hereby or thereby or disputes relating hereto or thereto. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.12.

SECTION 10.13. Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance. No course of dealing between the parties shall be effective to amend or waive any provision of this Agreement.

SECTION 10.14. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, P&G and Purchaser have duly executed this Agreement as of the date first written above.

THE PROCTER & GAMBLE COMPANY

by:	/s/ Jon R. Moeller
Name:	Jon R. Moeller
Title:	Chief Financial Officer

WARNER CHILCOTT PLC

by:	/s/ Roger M. Boissonneault
Name:	Roger M. Boissonneault
Title:	President & Chief Executive Officer

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